molex


Automotive
Data
Alternative Energy
Industrial
Medical
Telecommunications
Consumer
Solid State Lighting
Military
Audio

One company.
A world of innovation.

2010 Annual Report

making the connections that power every day

For more than 70 years, Molex has enabled companies worldwide to deliver products that create a more connected world. Our interconnect product portfolio has driven innovation across many industries including data, telecommunications, consumer electronics, industrial, transportation, medical and military/aerospace. We continue to act as industry leaders by developing new industry standards, by launching over 200 new products globally in the fiscal year and by continuing to invest in research and development. At Molex, we continually set the bar high for excellence in connector innovation.

Yet our customers look to us for much more than connectors. Our commitment to investing in new technologies to meet the ever-changing needs of our customers is an essential part of our corporate philosophy. As a result, Molex has developed products for solid state lighting (SSL), alternative energy, audio, and other industries based on decades of experience creating solutions to meet design challenges.

Whether it is higher speed to meet the future of 25G, more power to drive increased processing requirements, solutions that enable sustainable applications, or micro connectors as consumer devices continue to shrink in size, Molex is committed to meet and exceed our customers' needs each and every day.

financial highlights

($ in thousands, except per share data)	2010	2009 (as restated)	Change
Net revenue	$3,007,207	$2,581,841	16.5%
Income (loss) before income taxes	131,489	(321,573)	140.9%
Net income (loss)	76,930	(322,036)	123.9%
Net income (loss) as a percent of net revenue	2.6%	(12.5)%	
Return on invested capital	3.3%	(12.9)%	
Earnings (loss) per share:			
Basic	$ 0.44	$ (1.84)	123.9%
Diluted	0.44	(1.84)	123.9%
Dividends per share	0.61	0.61	—
Book value per share (Basic)	11.42	11.23	1.7%
Average common shares:			
Basic	173,803	174,598	
Diluted	174,660	174,598	
Number of registered stockholders at June 30:			
Common Stock	2,264	2,381	
Class A Common Stock	7,172	8,302	
Total assets	$3,236,578	$3,011,586	7.5%
Working capital	863,125	622,165	38.7%
Total debt	293,504	254,651	15.3%
Backlog	473,047	253,029	87.0%
Stockholders' equity	1,985,131	1,961,252	1.2%
Total debt as a percent of stockholders' equity	14.8%	13.0%	
Number of employees at June 30	35,519	25,240	40.7%
Current ratio	1.9/1	1.7/1	

Molex Incorporated is a 72-year-old manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches, integrated products and application tooling. The company operates 39 manufacturing locations in 16 countries and employs over 35,000 people. Molex serves original equipment manufacturers in industries that include automotive, business equipment, computer, computer peripherals, consumer products, industrial equipment, premise wiring and telecommunications. We offer more than 100,000 products to our customers, primarily through direct salespeople and authorized distributors.

Forward-Looking Statements This document contains various forward-looking statements. Statements in this document that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions including those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; the risk that the value of our inventory may decline; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the availability of credit and general market liquidity; fluctuations in currency exchange rates; the financial condition of our customers; labor cost increases; the challenges attendant to plant closings and restructurings, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups, the challenges attendant to plant construction, the ability to realize cost savings from restructuring activities and other risks and uncertainties described in documents filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the period ended June 30, 2010.

Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements. As a result, this document speaks only as of its date and Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this document resulting from new information, future events or otherwise.


COMMERCIAL PRODUCTS
SALES AND MARKETING PROVIDING
everyday
SOLUTIONS
MICRO PRODUCTS
INTEGRATED PRODUCTS


Cell Phones
LCD Displays
Ultrasound Equipment
Servers
GPS Systems

dear shareholders:

After several years of challenge in the global economy and change within our company, fiscal 2010 was a year of strong recovery for Molex. We experienced rapid revenue growth across virtually every one of our markets, both year over year and quarter by quarter.

Rapid, Broad-Based Improvement in Results

Molex made tremendous progress in an improving but still-difficult economic climate. Revenue benefitted from strong performance across every major Molex market, led by growth in industrial, automotive, data and consumer electronics.

We returned to the $3 billion mark in net revenue after reporting a 22 percent year-over-year decline in fiscal 2009. Our rebound was across the board, showing solid double-digit improvement in nearly every measure compared with last year, including operating margin, which grew faster than sales, as well as net income, earnings per share and book-to-bill ratio.

A Variety of Performance Drivers

A variety of factors were behind Molex performance in 2010, both out in the marketplace and within Molex.

Government stimulus initiatives such as "Cash for Clunkers" programs in North America and Europe, and incentives in Asia to encourage people there to buy consumer electronics, contributed to positive momentum. The beginnings of a release of pent-up demand for IT infrastructure updates at corporations worldwide and factory automation among industrial companies contributed as well.

As the economic outlook gradually improves, increasingly confident businesses are rebuilding inventory. Unabated advancement of technology and functionality in consumer electronics and other products, along with the continued pace of new product introductions among customers, are factors behind our rebound that we believe will continue to drive growth in the foreseeable future.


$2,861
$3,266
$3,328
$2,582
$3,007
'06
'07
'08
'09
'10
Revenue (in millions)


32.9%
31.1%
30.5%
25.4%
29.7%
'06
'07
'08
'09
'10
Gross Margin


21.2%
20.2%
20.0%
22.7%
20.3%
'06
'07
'08
'09
'10
SG&A (percentage of net revenue)

NEW PRODUCTS
RELEASED IN 2010

221

NEW PATENTS
RECEIVED IN 2010

346

NEW PRODUCT
REVENUE

40%

OF TOTAL REVENUE

THE WORLD OF molex & innovation

INDUSTRY VALIDATION

Core Partner Award
Huawei Technologies Co., Ltd.

Europe Supplier Excellence Award
TTI, Inc.

LIGHTFAIR 2010 Most Innovative Product of the Year Award

Medical Design Excellence Award
Neuronetics

Outstanding Performance Supplier Award
Sanmina SCI

molex.com


Digital Cameras
Laptops
Networking
Hard Drives
Factory Automation
Diagnostic Equipment

Within Molex, strategies initiated over the past few years began to pay off on the top and bottom lines as conditions improved. One example is the decision we made in 2006 to focus our sales efforts on pursuing relationships with a larger number of smaller customers, which represented a departure from our traditional emphasis on serving the world's largest corporations.

We call this our Focus Account strategy, and it is an increasingly significant contributor to results. At fiscal year-end 2010, total revenue was up 16.5 percent while revenue from Focus Accounts increased 42 percent. Sales from Focus Accounts increased from 14 percent of our total three years ago to approaching 30 percent as of this fiscal year-end.

As most of you know, a few years ago we transformed our organization from a geography-based structure to a product-division-based structure with a single global sales force. This has paid major dividends in our ability to identify and pursue revenue growth opportunities. In addition, we implemented a three-year restructuring program to improve our cost position. Total cost of this program was $315 million and total annual savings will be approximately $205 million.

Strong Accomplishments During the Year

In addition to solid sales and financial performance, Molex accomplished much in fiscal 2010, including the successful, on-time completion of our restructuring program.

As we rationalized our plants, we successfully transferred a significant amount of production to our new manufacturing center in Chengdu, China. With the completion of our restructuring program, we now have more than 70 percent of our manufacturing personnel and 60 percent of our capacity in lower-cost regions.

We continued to emphasize product innovation, launching approximately 221 new products during the year and investing 5.1 percent of revenue into research and development. Two promising technologies we mentioned in last year's letter made progress in 2010—our line of solid state lighting products (SSL) and S'NEXT, our initiative to design innovative sound systems for the latest high-definition televisions and other electronic products.

Working with joint venture partner Bridgelux, we introduced a new mass-market LED lighting solution, called the Helieon™ Sustainable Light Module. This new product line combines Bridgelux solid-state lighting expertise with advanced Molex interconnect technology to deliver LED energy efficiency and longevity at a competitive price point.

Less than two months after its launch, Helieon won the LIGHTFAIR International 2010 Most Innovative Product of the Year Award. LIGHTFAIR is the world's largest and most prestigious annual architectural and commercial lighting trade show and conference; the award recognizes the most innovative technology out of hundreds of submissions from established leaders in the lighting industry. This is a huge honor for Molex after entering this market just over a year ago.

Molex won a number of other prestigious awards during the fiscal year, including the Core Partner Award for superior performance as a global supplier from China's Huawei Technologies, a leading provider of next-generation telecommunications networks.

We improved our position in government and defense when Raytheon awarded Molex with Preferred Supplier status in fiscal 2010. We also expanded Molex capabilities


Smartphones
Engine Control Units
Televisions
Gaming Systems
Sensors

in the radio frequency (RF) market and presence in China through our acquisition of Zhengjiang Tean Telecom & Appliance Co, Ltd.

We continued to advance our global Six Sigma program in 2010, achieving more than $60 million in savings for the fiscal year. The program now has nine Master Black Belts, 84 Black Belts, and 1,043 Green and Lean Belts across the company.

Looking Ahead

Our restructuring phase is complete. The global marketplace and economy are showing increasing signs of improvement. Molex is well positioned to move forward.

We believe Asia will lead the global economic recovery, and we are a long-established leader there, particularly in Japan and China. As major electronics companies continue to reduce their global supplier bases, Molex is in a strong position to continue to make the cut with its expertise, product portfolio and geographic presence.

In the industrial market, we are seeing renewed global investment in factory automation, for which Molex is well positioned with its acquisition of Woodhead several years ago. We expect the "enterprise refresh cycle," companies investing in overdue IT infrastructure updates, to continue. The proliferation of smartphones is driving increased connector content, as is the introduction of other next-generation electronics products, from backlit LCD and 3D televisions to cameras with new features. All of these trends represent significant potential growth drivers for Molex.

Looking ahead, our priority is to continue our momentum. We will continue our emphasis on new product innovation with a sharp focus on achieving solid returns on these investments, while continuing to strengthen our internal processes. We will continue to build upon our success in Focus Accounts, and we remain committed to returning to a 14 percent operating margin.

We remain extremely well positioned to succeed long term. We are financially strong, with low debt and excellent cash flow. We are leaders in a broad range of growing markets, with an organizational structure designed to foster global collaboration, agility and efficiency. Industry trends, from telecommunications to industrial, data to consumer, medical to military, align well with Molex strengths.

A Word of Thanks

We have made amazing progress in the most challenging economic environment of our generation. We could not have achieved what we have so far without the passion, commitment and hard work of the global Molex family of employees.

On behalf of the management team, we thank you all. We look forward to seeing what we can achieve with the Molex we have built together.

Sincerely,

MARTIN P. SLARK
Vice Chairman and
Chief Executive Officer

LIAM G. McCARTHY
President and
Chief Operating Officer

2010

form 10-k

molex®

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-07491

MOLEX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**36-2369491**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2222 Wellington Court, Lisle, Illinois 60532
(Address of principal executive offices)

Registrant's telephone number, including area code:
(630) 969-4550

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.05	The Nasdaq Stock Market, LLC
Class A Common Stock, par value $0.05	The Nasdaq Stock Market, LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting shares held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $2.3 billion (based on the closing price of these shares on the NASDAQ Global Select Market on December 31, 2009).

On July 29, 2010, the following numbers of shares of the Company's common stock were outstanding:

Common Stock	95,560,076
Class A Common Stock	78,599,930
Class B Common Stock	94,255

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders, to be held on October 29, 2010 are incorporated by reference into Part III of this annual report on Form 10-K.

TABLE OF CONTENTS

Molex Web Site

We make available through our web site at www.molex.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (SEC).

Information relating to corporate governance at Molex, including our Code of Business Conduct and Ethics, information concerning executive officers, directors and Board committees (including committee charters), and transactions in Molex securities by directors and officers, is available on or through our web site at www.molex.com under the "Investors" caption.

We are not including the information on our web site as a part of, or incorporating it by reference into, this annual report on Form 10-K.

PART I

Item 1. Business

Molex Incorporated (together with its subsidiaries, except where the context otherwise requires, "we," "us" and "our") was incorporated in the state of Delaware in 1972 and originated from an enterprise established in 1938.

We are one of the world's largest manufacturers of electronic connectors in terms of net revenue. Net revenue was $3.0 billion for fiscal 2010. We operated 39 manufacturing locations in 16 countries, and employed 35,519 people worldwide as of June 30, 2010.

Our core business is the manufacture and sale of electronic components. Our products are used by a large number of leading original equipment manufacturers (OEMs) throughout the world. We design, manufacture and sell more than 100,000 products, including terminals, connectors, planar cables, cable assemblies, interconnection systems, backplanes, integrated products and mechanical and electronic switches. We also provide manufacturing services to integrate specific components into a customer's product.

The Connector Industry

The global connector industry is highly competitive and fragmented and is estimated to represent approximately $40 billion in net revenue for fiscal 2010. The industry has grown at a compounded annual rate of 5% over the past 25 years.

The connector industry is characterized by rapid advances in technology and new product development. These advances have been substantially driven by the increased functionality of applications in which our products are used. Although many of the products in the connector market are mature products, some with 25-30 year life spans, there is also a constant demand for new product solutions.

Industry trends that we deem particularly relevant include:

- *Globalization.* Synergistic opportunities exist for the industry to design, manufacture and sell electronic products in different countries around the world in an efficient and seamless process. For example, electronic products may be designed in Japan, manufactured in China, and sold in the United States.
- *Convergence of markets.* Traditionally separate markets such as consumer electronics, data and telecommunications are converging, resulting in single devices offering broad-based functionality.
- *Increasing electronics content.* Consumer demand for advanced product features, convenience and connectivity is driving connector growth at rates faster than the growth rates of the underlying electronics markets.
- *Product size reduction.* High-density, micro-miniature technologies are expanding to markets such as data and mobile phones, leading to smaller devices and greater mobility.
- *Consolidating supply base.* Generally, global OEMs are consolidating their supply chain by selecting global companies possessing broad product lines and a strong financial position for the majority of their connector requirements.
- *Price erosion.* As unit volumes grow, production experience is accumulated and costs decrease, and as a result, prices decline.
- *Rising commodity prices.* Commodity prices continue to increase and affect gross margin.

Markets and Products

The approximate percentage of our net revenue by market for fiscal 2010 is summarized below:

Markets	Percentage of Fiscal 2010 Net Revenue	Primary End Use Products Supported by Molex
Telecommunications	25%	Mobile phones and devices, networking equipment, switches and transmission equipment
Data	22%	Desktop and notebook computers, peripheral equipment, servers, storage, copiers, printers and scanners
Consumer	20%	Digital electronics, CD and DVD players, cameras, flat panel display, plasma and LCD televisions, electronic games and major appliances
Industrial	14%	Factory automation, robotics, machine tool, complex machine builder, device manufacturers (sensors & valves)
Automotive	16%	Engine control units, body electronics, safety electronics, sensors, panel instrumentation and other automotive electronics
Other (includes Medical, Military and Aerospace)	3%	Electronic and electrical devices for a variety of markets

Telecommunications. In the telecommunications market, we believe our key strengths include high speed optical signal product lines, backplane connector systems, power distribution products, micro-miniature connectors, global coordination and complementary products such as keyboards and antennas. We are a market leader for LDS antennas, where a 3D antenna radiator pattern is created by a laser and plated for use in the growing smartphone market.

For mobile phones, we provide micro-miniature connectors, SIM card sockets, keypads, electro-mechanical subassemblies and internal antennas and subsystems. An area of particular innovation is high-speed backplanes and cables for infrastructure equipment.

We released several new products for the telecommunications market in fiscal 2010:

- EdgeLine™ Connectors are low-profile, 12.5 Gbps connectors for use in high-signal transmissions and high-density signal applications,
- Impact™ 6-Pair Right-Angle Cable Assemblies extend the range of high-performance backplane applications to connect with next-generation telecom and data networking equipment, while maximizing signal integrity at differential speeds up to 25 Gbps, and
- VHDM® H-Series Backplane Connector Systems achieve data rates up to 6.25 Gbps, significantly reduce crosstalk and improve PCB routing for telecom and datacom system upgrades without costly architecture redesigns.

Data. In the data market, our key strengths include our high-speed signal product line, storage input/output (I/O) products, standards committee leadership, global coordination, low cost manufacturing and strong relationships with OEMs, contract manufacturers and original design manufacturers.

We manufacture power, optical and signal connectors and cables for fast end-to-end data transfer, linking disk drives, controllers, servers, switches and storage enclosures. For example, our family of small form-factor pluggable products offers end-users both fiber optic and copper connectivity and more efficient storage area network management. Our ongoing involvement in industry committees contributes to the development of new standards for the connectors and cables that transport data.

We hold a strong position with the connectors used in servers, the segment of this market that accounts for the largest volume of connector purchases. We offer a large variety of products for power distribution, signal integrity, processor and memory applications. We are also a leading designer in the industry for storage devices.

We released several new products for the data market in fiscal 2010:

- CLIK-Mate™ is a wire-to-board system with positive lock for applications such as gaming machines and flat panel display televisions, and

- Micro Serial Attached SCSI Connectors deliver the speed and reliability server and storage drive makers need for mission-critical enterprise-storage applications.

Consumer. In the consumer market, we believe our key strengths include optical and micro-miniature connector expertise, breadth of our high wattage (power) product line, cable and wire application equipment and low cost manufacturing.

We design and manufacture many of the world's smallest connectors for home and portable audio, digital still and video cameras, DVD players and recorders, as well as devices that combine multiple functions. Our micro-miniature products support customer needs for increased power, speed and functionality but with decreased weight and space requirements. We believe they provide industry leadership with advanced interconnection products that help enhance the performance of video and still cameras, DVD players, portable music players, PDAs and hybrid devices that combine multiple capabilities into a single unit.

We are a leading connector source and preferred supplier to some of the world's largest computer game makers and have been awarded contracts that demonstrate our skill in designing innovative connectors. In addition, we provide products for video poker and slot machines.

We released several new products for the consumer market in fiscal 2010 including:

- HDMI Type D Micro Connectors are the world's smallest standard I/O interconnect to deliver high-definition video and images from digital cameras and mobile devices to flat-panel screens,

- microSD Card Connectors offer the lowest profile in the industry and enhanced features for superior reliability in compact mobile applications and saves packaging space, and

- SlimStack™ SMT Board-to-Board Connectors offer the smallest overall size of any board-to-board connector available in the market.

Industrial. In the industrial market, we believe our key strengths include our circular ruggedized connector expertise, breadth of our power and signal product lines, distribution partnerships and global presence.

Our high-performance cables, backplanes, power connectors and integrated products are found in products ranging from electronic weighing stations to industrial microscopes and vision systems. Advances in semiconductor technology require comparable advances in equipment to verify quality, function and performance.

Our industrial product line includes interface cards, software for industrial networks and connectivity solutions. In addition, we offer compact robotic connectors and I/O connectors for servo motors, as well as identified factory uses for products we developed for other industries.

We released several new products for the industrial market in fiscal 2010:

- Brad Software Development Kits for ethernet protocols to provide powerful and cost effective solutions for industrial-device manufacturers who want to embed PROFINET® and EtherNet/IPTM connectivity to improve productivity and quality while reducing cost,
- Wide-Area Portable Flood Light to be used in Hazardous Class I, Division 1 environments while delivering superior light output in an extremely rugged and durable fixture, and
- Aero-Motive® Compact AB Balancers are compact, ergonomic, cost-effective and fit virtually any work space to improve productivity by keeping tools organized and safeguard expensive power tools from possible accidents with superior suspension features.

Automotive. In the automotive market, we believe our strengths include our wide range of products and extensive research and development capabilities that include rapid prototyping and high volume production support. Our automotive products are designed for every system in today's connected vehicle: infotainment and navigation, powertrain, safety and chassis, and body electonics. In addition to advanced electronics, we provide standard product offerings such as HSAutoLink™, MX150™, STAC64™, CMC, MX123™, and Squib.

We released several new products for the automotive market in fiscal 2010:

- CMC 22-Circuit Power Connector combines 0.635mm signal contacts with 2.80mm power contacts to achieve both low and high-current performance in a high-density connector suitable for transporation applications; and
- MOST Vertical Junction Boxes reduce customer process time and assembly costs in automotive multimedia and infotainment networking applications.

Other. Medical electronics is a growing market for our connectors, switch and assembly products. We provide both connectors and custom integrated systems for diagnostic and therapeutic equipment used in hospitals, including x-ray, magnetic resonance imaging and dialysis machines. Military electronics is also one of our emerging markets. There is a range of electronic applications for our products in the commercial-off-the-shelf segment of this market. Products originally developed for the computer, telecommunications and automotive markets are used in an increasing number of military applications. In fiscal 2010, we launched a Solid State Lighting business unit to focus on producing the first plug-and-play sustainable solid state lighting module to integrate high-efficiency precision lighting with an easy-to-use socketed solution.

We released several new products for these other markets in fiscal 2010:

- Mini-Fit RTC™ reflow temperature compatible headers leverage our design and manufacturing expertise in applications for the mobile computing industry and showcase custom solutions for ultra-low-profile, mid-mount PCI Express Mini Card connectors for next-generation communication devices, and
- Helieon™ Sustainable Light Module Assembly with external, constant current power supply accelerates innovation to enable the mass adoption of solid state lighting.

Business Objectives and Strategies

One of our primary business objectives is to develop or improve our leadership position in each of our core interconnect solution markets by increasing our overall position as a preferred supplier and improving our competitiveness on a global scale.

We believe that our success in achieving industry-leading net revenue growth throughout our history is the result of the following key strengths:

- Broad and deep technological knowledge of microelectronic devices and techniques, power sources, coatings and materials;

- Strong intellectual property portfolio that underlies many key products;
- High product quality standards, backed with stringent systems designed to ensure consistent performance, that meet or surpass customers' expectations;
- Strong technical collaboration with customers;
- Extensive experience with advanced development, engineering, and new product development processes;
- Broad geographical presence in developed and developing markets;
- Continuous effort to develop an efficient, low-cost manufacturing footprint; and
- A broad range of products both for specific applications and for general consumption.

We intend to serve our customers and achieve our objectives by continuing to do the following:

- *Concentrate on core markets.* We focus on markets where we have the expertise, qualifications and leadership position to sustain a competitive advantage. We have been an established supplier of interconnect solutions for over 71 years. We are a principal supplier of connector components to the telecommunications, data, consumer, industrial and automotive electronics markets.
- *Grow through the development and release of new products.* We invest strategically in the tools and resources to develop and market new products and to expand existing product lines. New products are essential to enable our customers to advance their solutions and their market leadership positions. In fiscal 2010, we generated approximately 40% of our net revenue from new products, which are defined as those products released in the last 36 months.
- *Strategic investments in selected adjacencies.* We continuously review and prioritize opportunities for adjacent markets for our technologies. A subset of these are becoming priorities for us and are pursued to expand our available market. A leading example of this was our entry in Solid State Lighting in fiscal 2010.
- *Optimize manufacturing and supply chain.* We analyze the design and manufacturing patterns of our customers along with our own supply chain economics to help ensure that our manufacturing operations are of sufficient scale and are located strategically to minimize production costs and maximize customer service.
- *Leverage financial strength.* We use our expected cash flow from operations and strong balance sheet to invest aggressively in new product development, to pursue synergistic acquisitions, to align manufacturing capacity with customer requirements and to pursue productivity improvements. We invested approximately 13% of net revenue in capital expenditures and research and development activities in fiscal 2010.

Our global organizational structure consists of three product-focused divisions and one worldwide sales and marketing organization. The structure enables us to work effectively as a global team to meet customer needs as well as leverage our design expertise and our low-cost production centers around the world. The worldwide sales and marketing organization structure enhances our ability to sell any product, to any customer, anywhere in the world.

Competition

We compete with many companies in each of our product categories. These competitors include Amphenol Corporation, Framatome Connectors International, Hirose Electronic Co., Ltd, Hon Hai Precision Industry Co., Ltd., Japan Aviation Electronics Industry, Ltd., Japan Solderless Terminal Ltd. and Tyco Electronics Ltd. We also compete with a significant number of smaller competitors. The identity and significance of competitors may change over time. We believe that the 10 largest connector suppliers, as measured by net revenue, represent approximately 54% of the worldwide market in terms of net revenue. Many of these companies offer products in some, but not all, of the markets and regions we serve.

Our products compete to varying degrees on the basis of quality, price, availability, performance and brand recognition. We also compete on the basis of customer service. Our ability to compete also depends on continually providing innovative new product solutions and worldwide support for our customers.

Customers, Demand Creation and Sales Channels

We sell products directly to OEMs, contract manufacturers and distributors. Our customers include global companies such as Apple, Arrow, Cisco, Dell, Ford, General Motors, Hewlett Packard, IBM, Motorola, Nokia, Panasonic and Research in Motion. No customer accounted for more than 10% of our net revenue in fiscal 2010, 2009 or 2008.

Many of our customers operate in more than one geographic region of the world and we have developed a global footprint to service these customers. We are engaged in significant operations in foreign countries. Our net revenue originating outside the U.S. based on shipping point to the customer was approximately 76% in fiscal 2010.

In fiscal 2010, the share of net revenue from the different regions was approximately as follows:

- 60% of net revenue originated in Asia-Pacific (China, including Hong Kong and Taiwan, India, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore and Thailand). Approximately 28% and 18% of net revenue in fiscal 2010 was derived from operations in China and Japan, respectively.

- 24% of net revenue originated in the Americas.

- 16% of net revenue originated in Europe.

Net revenue from customers are generally attributed to countries based upon the location of our sales office. Most of our sales in international markets are made by foreign sales subsidiaries. In countries with low sales volumes, sales are made through various representatives and distributors.

We sell our products primarily through our own sales organization with a presence in most major connector markets worldwide. To complement our own sales force, we work with a network of distributors to serve a broader customer base and provide a wide variety of supply chain tools and capabilities. Sales through distributors represented approximately 26% of our net revenue in fiscal 2010.

We seek to provide each customer one-to-one service tailored to its business. Our engineers work collaboratively with customers, often with an innovative online design system, to develop products for specific applications. We provide customers the benefit of state-of-the-art technology for engineering, design and prototyping, supported from 25 development centers in 15 countries. In addition, most customers have a single Molex customer service contact and a specific field salesperson to provide technical product and application expertise.

Our sales force around the world has access to our customer relationship management database, which integrates with our global information system to provide 24/7 visibility on orders, pricing, contracts, shipping, inventory and customer programs. We offer a self-service environment for our customers through our web site at www.molex.com, so that customers can access our entire product line, download drawings or 3D models, obtain price quotes, order samples and track delivery.

Information regarding our operations by operating segment appears in Note 20 of the Notes to Consolidated Financial Statements. A discussion of market risk associated with changes in foreign currency exchange rates can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research and Development

We remain committed to investing in world-class technology development, particularly in the design and manufacture of connectors and interconnect systems. Our research and development activities are directed toward developing technology innovations, primarily high speed signal integrity, miniaturization, higher power delivery, optical signal delivery and sealed harsh environment connectors that we believe will deliver the next generation of products. We continue to invest in new manufacturing processes, as well as improve existing products and reduce costs. We believe that we are well positioned in the technology industry to help drive innovation and promote industry standards that will yield innovative and improved products for customers.

We incurred total research and development costs of $154.0 million in fiscal 2010, $159.2 million in fiscal 2009 and $163.7 million in fiscal 2008. We believe this investment, approximating 5-6% of net revenue, is among the highest level relative to the largest participants in the industry and helps us achieve a competitive advantage.

We strive to provide customers with the most advanced interconnection products through intellectual property development and participation in industry standards committees. Our engineers are active in many of these committees, helping give us a voice in shaping the technologies of the future. In fiscal 2010, we commercialized approximately 221 new products and received 346 patents.

We perform a majority of our design and development of connector products in the U.S. and Japan, but have additional product development capabilities in various locations, including China, Germany, India, Ireland, Korea and Singapore.

Manufacturing

Our core manufacturing expertise includes molding, stamping, plating and assembly operations. We use state of the art plastic injection molding machines and metal stamping and forming presses. We have created new processes to meet the ongoing challenge of manufacturing smaller and smaller connectors. We have also developed proprietary plated plastic technology, which provides excellent shielding performance while eliminating secondary manufacturing processes in applications such as mobile phone antennas.

We also have expertise in printed circuit card, flexible circuit and harness assembly for our integrated products operations, which build devices that leverage our connector content. Because integrated products require labor-intensive assembly, we operate low-cost manufacturing centers in China, India, Malaysia, Mexico, Poland, Thailand and Vietnam.

Continuous improvements achieved through a global lean/six sigma ongoing program have reduced our manufacturing costs. A trend of fewer but larger factories, such as our one million square foot facility in Chengdu, China, provides increasing economies of scale and efficiencies.

Raw Materials

The principal raw materials that we purchase for the manufacture of our products include plastic resins for molding, metal alloys (primarily copper based) for stamping and gold and palladium salts for use in the plating process. We also purchase molded and stamped components and connector assemblies. Most materials and components used in our products are available from several sources. To achieve economies of scale, we concentrate purchases from a limited number of suppliers, and therefore in the short term may be dependent upon certain suppliers to meet performance and quality specifications and delivery schedules. We anticipate that our raw material expenditures as a percentage of sales may increase due to growth in our integrated products business and increases in certain commodity costs.

Backlog

The backlog of unfilled orders at June 30, 2010 was approximately $473.0 million compared with backlog of $253.0 million at June 30, 2009, as customer demand increased during fiscal 2010. Substantially all of these orders are scheduled for delivery within 12 months. The majority of orders are shipped within 30 days of acceptance.

Employees

As of June 30, 2010, we had approximately 35,519 people working for us worldwide. Approximately 25,738 of these people were located in low cost regions. We believe that our relations with our employees are satisfactory.

Acquisitions and Investments

Our strategy to provide a broad range of connectors requires a wide variety of technologies, products and capabilities. The rapid pace of technological development in the connector industry and the specialized expertise required in different markets make it difficult for a single company to organically develop all of the required products. Though a significant majority of our growth has come from internally developed products, we will seek to make future acquisitions or investments where we believe we can stimulate the development of, or acquire, new technologies and products to further our strategic objectives and strengthen our existing businesses. Information regarding our acquisitions appears in Note 6 of the Notes to Consolidated Financial Statements.

Intellectual Property

Patents, trade secrets and trademarks and other proprietary rights (collectively, Intellectual Property) are important to our business. We own an extensive portfolio of U.S. and foreign patents and trademarks. In addition, we are a licensee of various third party patents and trademarks. We review third-party Intellectual Property in an effort to avoid infringements of third-party Intellectual Property rights and to identify desirable third-party Intellectual Property rights to license to advance our business objectives. We also review our competitor's products to identify infringements of our Intellectual Property rights and to identify licensing opportunities for our Intellectual Property rights. We believe that our Intellectual Property is important to our business, but do not consider ourselves materially dependent upon any particular piece of Intellectual Property.

Environmental, Health & Saftey (EHS) Matters

We are committed to achieving high standards of environmental quality and product safety, and strive to provide a safe and healthy workplace for our employees, contractors and the communities in which we do business. We have EHS policies and disciplines that are applied to our operations. We closely monitor the environmental laws and regulations in the countries in which we operate and believe we are in compliance in all material respects with federal, state and local regulations pertaining to environmental protection.

All major Molex manufacturing sites are certified to the International Organization for Standardization 14001 environmental management system standard, which requires that a broad range of environmental processes and policies be in place to minimize environmental impact, maintain compliance with environmental regulations, and communicate effectively with interested stakeholders. In addition, many sites globally are Occupational Health and Safety Assessment Series 18001 certified Occupational Health and Safety Management Systems, which is intended to manage occupational health and safety risks and drive continual health and safety improvement within our operations. Our Corporate Social Responsibility auditing program includes not only compliance components, but also modules on business risk, environmental excellence and management systems. We have internal processes that focus on minimizing and properly managing hazardous materials used in our facilities and products. We monitor regulatory and resource trends and set short and long-term targets to continually improve our environmental performance.

The manufacture, assembly and testing of our products are subject to a broad array of laws and regulations, including restrictions on the use of hazardous materials. We have a program for compliance with the European Union Restriction on Certain Hazardous Substances Directive (RoHS), the China RoHS laws and similar laws.

Executive Officers

Our executive officers as of July 29, 2010 are set forth in the table below.

Name	Positions Held with Registrant During the Last Five Years	Age	Year Employed
Frederick A. Krehbiel(a)	Co-Chairman (1999-present); Chief Executive Officer (2004-2005); Co-Chief Executive Officer (1999-2001).	69	1965(b)
John H. Krehbiel, Jr.(a)	Co-Chairman (1999-present); Co-Chief Executive Officer (1999-2001).	73	1959(b)
Martin P. Slark	Vice-Chairman and Chief Executive Officer (2005-present); President and Chief Operating Officer (2001-2005).	55	1976
Liam McCarthy	President and Chief Operating Officer (2005-present); Vice President of Operations, Europe (2000-2005).	54	1976
David D. Johnson	Executive Vice President, Treasurer and Chief Financial Officer (2005-present); Vice President, Treasurer and Chief Financial Officer, Sypris Solutions, Inc. (1998-2005).	54	2005
Graham C. Brock	Executive Vice President (2005-present) and President, Global Sales & Marketing Division (2006-present) and Regional President, Europe (2005); Regional Vice President — Sales & Marketing, Europe (2000-2005).	56	1976
James E. Fleischhacker	Executive Vice President (2001-present); President, Global Commercial Products Division (2009-present); President, Global Transportation Products Division (2007-2009); and Corporate Vice President (1994-2001).	66	1984
Katsumi Hirokawa	Executive Vice President (2005-present) and President, Global Micro Products Division (2007-present); Vice President and President, Asia-Pacific North (2005-2007); President (2002-present);	63	1995
Gary J. Matula	Senior Vice President, Information Systems and Chief Information Officer (2008-present); Vice President, Information Systems and Chief Information Officer (2004-2008).	55	1984

Name	Positions Held with Registrant During the Last Five Years	Age	Year Employed
J. Michael Nauman	Executive Vice President and President, Global Integrated Products Division (2009-present); Senior Vice President and President, Global Integrated Products Division (2007-2009); President, Integrated Products Division, Americas Region (2005-2007).	48	1994
Ana G. Rodriguez	Senior Vice President, Global Human Resources (2008-present); Vice President, Co-General Counsel and Secretary (2007-2008); Corporate Secretary (2006).	42	2005

(a) John H. Krehbiel, Jr. and Frederick A. Krehbiel (the Krehbiel Family) are brothers. The members of the Krehbiel Family may be considered to be "control persons" of Molex. The other executive officers listed above have no relationship, family or otherwise, to the Krehbiel Family, Molex or each other.

(b) Includes period employed by our predecessor company.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all employees, officers and directors. The Code of Business Conduct incorporates our policies and guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. We have also adopted a Code of Ethics for Senior Financial Management applicable to our chief executive officer, chief financial officer, chief accounting officer and other senior financial managers. The Code of Ethics sets out our expectations that financial management produce full, fair, accurate, timely and understandable disclosure in our filings with the SEC and other public communications. We intend to post any amendments to or waivers from the Codes on our web site.

The full text of these Codes is published on the investor relations page of our web site at www.molex.com.

Available Information

We file with the Securities and Exchange Commission ("SEC") our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, proxy statements and registration statements. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically. We make available free of charge on or through our website at www.molex.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file these materials with the SEC.

Item 1A. Risk Factors

Forward-looking Statements

This Annual Report on Form 10-K and other documents we file with the Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs, and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, web casts, phone calls, and conference calls. Words such as "expect," "anticipate," "outlook," "forecast," "could," "project," "intend," "plan," "continue," "believe," "seek," "estimate," "should," "may," "assume," "potential," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. We describe our respective risks, uncertainties, and assumptions that could affect the outcome or results of operations below.

We have based our forward-looking statements on our management's beliefs and assumptions based on information available to them at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward-looking statements. Reference is made in particular to forward looking statements regarding growth strategies, industry trends, financial results, cost reduction initiatives, acquisition synergies, manufacturing strategies, product development and sales, regulatory approvals, and competitive strengths. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the filing of this report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Risk Factors

You should carefully consider the risks described below. Such risks are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially adversely affected.

Risks Relating to Our Business

We may be adversely affected by a prolonged economic downturn or economic uncertainty.

Our business and operating results have been and will continue to be affected by global economic conditions. As global economic conditions deteriorate or economic uncertainty increases, our customers and potential customers may experience deterioration of their businesses, which may result in the delay or cancellation of plans to purchase our products. Our sensitivity to economic cycles and any related fluctuation in the businesses of our customers or potential customers may have a material adverse effect on our financial condition, results of operations or cash flows.

We may see a negative effect on our business due to disruptions in financial markets.

Economic downturns and economic uncertainty generally affect global credit markets. Financial markets in the United States, Europe and Asia have been experiencing volatility in security prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuation of others. While these conditions have not impaired our ability to access credit markets and finance our operations, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. The tightening of credit in financial markets may adversely affect the ability of our customers and suppliers to obtain financing of significant purchases and operations and this can in turn have a material adverse affect on our business and results of operations.

We are dependent on the success of our customers.

We are dependent on the continued growth, viability and financial stability of our customers. Our customers generally are OEM's in the telecommunications, data product, automotive, consumer, and industrial markets. These industries are subject to rapid technological change, vigorous competition and short product life cycles and cyclical and reduced consumer demand patterns. When our customers are adversely affected by these factors, we may be similarly affected.

For example, the telecommunications market, which accounted for approximately 25% of our net revenue in fiscal 2010, has historically experienced periods of robust capital expenditure followed by periods of retrenchment and consolidation. The data market, which accounted for 22% of our net revenue in fiscal 2010, has fluctuated seasonally and is subject to variations in enterprise spending depending on current economic and credit conditions. Periodic downturns in our customers' industries can significantly reduce demand for certain of our products, which could have a material adverse effect on our results of operations, financial position, and cash flows.

We are subject to continuing pressure to lower our prices.

Over the past several years we have experienced, and we expect to continue to experience, pressure to lower our prices. In the last three years, we have experienced annual price erosion averaging from 3.8% to 4.0%. In order to maintain our margins, we must continue to reduce our costs by similar amounts. Continuing pressures to reduce our prices could have a material adverse effect on our financial condition, results of operations and cash flows.

We face rising costs of commodity materials.

The cost and availability of certain commodity materials used to manufacture our products, such as plastic resins, copper-based metal alloys, gold and palladium salts, molded and stamped components and connector assemblies, is critical to our success. The price of many of these raw materials, including copper and gold, has increased in recent years, and continues to fluctuate. Gold, which made up approximately 12% of our material cost in fiscal 2010, has increased in price approximately 33% since 2008. In addition, many of these commodity materials are produced in a limited number of regions around the world or are only available from a limited number of suppliers. Volatility in the prices and shortages of such materials may result in increased costs and lower operating margins if we are unable to pass such increased costs through to our customers. Our results of operation, financial conditions and cash flows may be materially and adversely affected if we have difficulty obtaining these commodity materials, the quality of available commodity materials deteriorates, or there are continued significant price increases for these commodity materials. From time to time, we use financial instruments to hedge the volatility of commodity material costs. The success of our hedging program depends on accurate forecast of transaction activity in the various commodity materials. We could experience unanticipated commodity materials or hedge gains or losses if these forecasts are inaccurate during periods of volatility.

We face intense competition in our markets.

Our markets are highly competitive and we expect that both direct and indirect competition will increase in the future. Our overall competitive position depends on a number of factors including the price, quality and performance of our products, the level of customer service, the development of new technology and our ability to participate in emerging markets. Within each of our markets, we encounter direct competition from other electronic components manufacturers and suppliers ranging in size from large, diversified manufacturers to small, highly specialized manufacturers. Competition may intensify from various U.S. and non-U.S. competitors and new market entrants, some of which may be our current customers. Our markets have continued to become increasingly concentrated and globalized in recent years, and our major competitors have significant financial resources and technological capabilities. Increased competition may result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, operating results and financial condition.

We are dependent on new products.

We expect that a significant portion of our future net revenue will continue to be derived from sales of newly introduced products. Rapidly changing technology, evolving industry standards and changes in customer needs characterize the market for our products. If we fail to modify or improve our products in response to changes in technology, industry standards or customer needs, our products could rapidly become less competitive or obsolete. We must continue to make investments in research and development in order to continue to develop timely new products, enhance existing products and achieve market acceptance for such products. As a result of our need to make these investments in research and development, our operating results could be materially affected if our net revenue fall below expectations. Moreover, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

We may need to license new technologies to respond to technological change and these licenses may not be available to us on terms that we can accept or may materially change the gross profit margin that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success.

We face manufacturing challenges.

The volume and timing of sales to our customers may vary due to: variation in demand for our customers' products; our customers' attempts to manage their inventory; design changes; changes in our customers' manufacturing strategy; and acquisitions of or consolidations among customers. Due in part to these factors, many of our customers do not commit to long-term production schedules. Our inability to forecast the level of customer order with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity.

Our industry must provide increasingly rapid product turnaround for its customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons and such actions could negatively impact our operating results. In addition, we make significant operating decisions based on our estimate of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers.

We rely on third-party suppliers for the components used in our products, and we rely on third-party manufacturers to manufacture certain of our assemblies and finished products. Our results of operations, financial condition, and cash flows could be adversely affected if our third party suppliers lack sufficient quality control or if there are significant changes in their financial or business condition. If our third-party manufacturers fail to deliver products, parts, and components of sufficient quality on time and at reasonable prices, we could have difficulties fulfilling our orders, sales and profits could decline, and our commercial reputation could be damaged.

From time to time, we have underutilized our manufacturing lines. This excess capacity means we incur increased fixed costs in our products relative to the net revenue we generate, which could have an adverse effect on our results of operations, particularly during economic downturns. If we are unable to improve utilization levels for these manufacturing lines and correctly manage capacity, the increased expense levels will have an adverse effect on our business, financial condition and results of operations. In addition, some of our manufacturing lines are located in China or other foreign countries that are subject to a number of additional risks and uncertainties, including increasing labor costs and political, social and economic instability.

We are dependent on independent distributors to sell and market our products.

Sales through independent distributors accounted for approximately 26% of our net revenue in fiscal 2010. Although we have entered into written agreements with most of the distributors, the agreements are nonexclusive and generally may be terminated by either party upon written notice. The distributors are not within our control, are not obligated to purchase products from us, and may also sell other lines of products. We do not assure you that these distributors will continue their current relationships with us or that they will not give higher priority to the sale of other products, which could include products of competitors. A reduction in sales efforts or discontinuance of sales of our products by the distributors would lead to reduced sales and could materially adversely affect our financial condition, results of operations and business. Selling through indirect channels such as distributors may limit our contact with the ultimate customers and our ability to assure customer satisfaction.

We face industry consolidation.

Many of the industries to which we sell our products, as well as many of the industries from which we buy materials, have become increasingly concentrated in recent years, including the telecommunications, data products, automotive and consumer electronics industries. Consolidation of customers may lead to decreased product purchases from us. In addition, as our customers buy in larger volumes, their volume buying power has increased, and they may be able to negotiate more favorable pricing and find alternative sources from which to purchase. Our materials suppliers similarly have increased their ability to negotiate favorable pricing. These trends may adversely affect the profit margins on our products, particularly for commodity components.

We depend on industries exposed to rapid technological change.

Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers' products become obsolete or fail to gain widespread commercial acceptance, our business could be materially adversely affected. In addition, if we are unable to offer technologically advanced, cost effective, quick response manufacturing services to customers, demand for our products may also decline.

We face the possibility that our gross margins may decline.

In response to changes in product mix, competitive pricing pressures, increased sales discounts, introductions of new competitive products, product enhancements by our competitors, increases in manufacturing or labor costs or other operating expenses, we may experience declines in prices, gross margins and profitability. To maintain our gross margins we must maintain or increase current shipment volumes, develop and introduce new products and product enhancements and reduce the costs to produce our products. If we are unable to accomplish this, our net revenue, gross profit and operating results may be below our expectations and those of investors and analysts.

We face risks associated with inventory.

The value of our inventory may decline as a result of surplus inventory, price reductions or technological obsolescence. The life cycles of some of our products can be very short compared with the development cycle, which may result in excess or obsolete inventory or equipment that we may need to write off. We must identify the right product mix and maintain sufficient inventory on hand to meet customer orders. Failure to do so could adversely affect our net revenue and operating results. However, if circumstances change (for example, an unexpected shift in market demand, pricing or customer defaults) there could be a material impact on the net realizable value of our inventory. We maintain an inventory valuation reserve account against diminution in the value or salability of our inventory. However, there is no guaranty that these arrangements will be sufficient to avoid write-offs in excess of our reserves in all circumstances.

We may encounter problems associated with our global operations.

For fiscal year 2010, more than 76% of our net revenue come from international sales. In addition, a significant portion of our operations consists of manufacturing and sales activities outside of the U.S. Our ability to sell our products and conduct our operations globally is subject to a number of risks. Local economic, political and labor conditions in each country could adversely affect demand for our products and services or disrupt our operations in these markets. We may also experience reduced intellectual property protection or longer and more challenging collection cycles as a result of different customary business practices in certain countries where we do business. Additionally, we face the following risks:

- International business conditions including the relationships between the U.S. and other governments;
- Unexpected changes in laws, regulations, trade, monetary or fiscal policy, including interest rates, foreign currency exchange rates and changes in the rate of inflation in the U.S. and other foreign countries;
- Tariffs, quotas, customs and other import or export restrictions and other trade barriers;
- Difficulties in staffing and management;
- Language and cultural barriers, including those related to employment regulation; and
- Potentially adverse tax consequences.

We are exposed to fluctuations in currency exchange rates.

We face substantial exposure to movements in non-U.S. currency exchange rates because a significant portion of our business is conducted outside the U.S. This may harm our results of operations, and any measures that we may implement to reduce the effect of volatile currencies and other risks of our global operations may not be effective. Approximately 57% of our net revenue for fiscal year 2010 was invoiced in currencies other than the U.S. dollar, and we expect net revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Our international net revenue and expenses generally are derived from sales and operations in currencies other than the U.S. dollar. Accordingly, when the U.S. dollar strengthens in relation to the currencies of the countries in which we sell our products, our U.S. dollar reported net revenue and income will decrease. Currency exchange rate fluctuations may also disrupt the business of our suppliers by making their purchases of raw materials more expensive and more difficult to finance. We mitigate our foreign currency exchange rate risk principally through the establishment of local production facilities in the markets we serve. This creates a "natural hedge" since purchases and sales within a specific country are both denominated in the same currency and therefore no exposure exists to hedge with a foreign exchange forward or option contract (collectively, "foreign exchange contracts"). Natural hedges exist in most countries in which we operate, although the percentage of natural offsets, as compared with offsets that need to be hedged by foreign exchange contracts, will vary from country to country. To reduce our exposure to fluctuations in currency exchange rates when natural hedges are not effective, we may use financial instruments to hedge U.S. dollar and other currency commitments and cash flows arising from trade accounts receivable, trade accounts payable and fixed purchase obligations.

If these hedging activities are not successful or we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates or financial instruments which become ineffective. The success of our hedging program depends on accurate forecasts of transaction activity in the various currencies. To the extent that these forecasts are over or understated during periods of currency volatility, we could experience unanticipated currency or hedge gains or losses.

We may find that our products have quality issues.

The fabrication of the products we manufacture is a complex and precise process. Our customers specify quality, performance and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:

- lose net revenue;
- incur increased costs such as warranty expense and costs associated with customer support;
- experience delays, cancellations or rescheduling of orders for our products;
- experience increased product returns or discounts; or
- damage our reputation;

all of which could negatively affect our financial condition and results of operations.

If we fail to manage our growth effectively or to integrate successfully any future acquisition, our business could be harmed.

We expect to continue to make investments in companies, products and technologies through acquisitions. While we believe that such acquisitions are an integral part of our long-term strategy, there are risks and uncertainties related to acquiring companies. Such risks and uncertainties include:

- Successfully identifying and completing transactions;
- Difficulty in integrating acquired operations, technology and products or realizing cost savings or other anticipated benefits from integration;
- Retaining customers and existing contracts;
- Retaining the key employees of the acquired operation;
- Potential disruption of our or the acquired company's ongoing business;
- Charges for impairment of long-term assets;
- Unanticipated expenses related to integration; and
- Potential unknown liabilities associated with the acquired company.

In addition, if we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities, or other arrangements. This acquisition financing might decrease our ratio of earnings to fixed charges and adversely affect other leverage measures. Any necessary acquisition financing may not be available to us on acceptable terms if and when required. If we undertake an acquisition by issuing equity securities or equity-linked securities, the issued securities may have a dilutive effect on the interests of the holders of our stock.

We face risks arising from reorganizations of our operations.

In 2007, we announced plans to realign part of our manufacturing capacity in order to reduce costs and better optimize plant utilization. We completed our restructuring program on June 30, 2010 and recorded restructuring related charges of $314.8 million since we announced the plans. The process of restructuring entails, among other activities, moving production between facilities, reducing staff levels, realigning our business processes (including our supply chain logistics), closing facilities, and reorganizing our management. During the course of executing the restructuring, we incurred material non-cash charges such as write-downs of inventories or other tangible assets. We test our goodwill and other intangible assets for impairment annually or when an event occurs indicating the potential for impairment. If we record an impairment charge as a result of this analysis, it could have a material impact on our results of operations. We continue to evaluate our operations and may need to undertake additional restructuring initiatives in the future. If we incur additional restructuring related charges, our financial condition and results of operations may be adversely affected.

In addition, in fiscal 2009, we reorganized our global product divisions to enable us to work more effectively as a global team to meet customer needs, as well as to better leverage design expertise and the low-cost production centers we have around the world. This reorganization entails risks, including: the need to implement financial and other systems and add management resources; the challenge to maintain the quality of products and services; the possible diversion of management's attention to the reorganization; the potential disruption to our ongoing business; greater than anticipated severance costs and other expenses associated with the closing of a facility or realigning our business processes.

We depend on our key employees and face competition in hiring and retaining qualified employees.

Our future success depends partly on the continued contribution of our key employees, including executive, engineering, sales, marketing, manufacturing and administrative personnel. We do not have employment agreements with any of our key executive officers. We face intense competition for key personnel in several of our product and geographic markets. Our future success depends in large part on our continued ability to hire, assimilate and retain key employees, including qualified engineers and other highly skilled personnel needed to compete and develop successful new products. We may not be as successful as competitors at recruiting, assimilating and retaining highly skilled personnel.

We are subject to various laws and government regulations.

We are subject to a wide and ever-changing variety of U.S. and foreign federal, state and local laws and regulations, compliance with which may require substantial expense. Of particular note are laws and regulations, restricting the use of certain chemical substances in the production of electronic equipment. Failure to comply with these requirements could result in fines or suspension of sales.

In addition, some environment laws impose liability, sometimes without fault, for investigating or cleaning up contamination on or emanating from our currently or formerly owned, leased or operated property, as well as for damages to property or natural resources and for personal injury arising out of such contamination.

We rely on our intellectual property rights.

We rely on a combination of patents, copyrights, trademarks and trade secrets and confidentiality provisions to establish and protect our proprietary rights. To this end, we hold rights to a number of patents and registered trademarks and regularly file applications to attempt to protect our rights in new technology and trademarks. Even if approved, our patents or trademarks may be successfully challenged by others or otherwise become invalidated for a variety of reasons. Also, to the extent a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain necessary legal protection.

Third parties may claim that we are infringing their intellectual property rights. Such claims could have an adverse affect on our business and financial condition. From time to time we receive letters alleging infringement of patents. Litigation concerning patents or other intellectual property is costly and time consuming. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the manufacture and sale of affected products.

We could suffer significant business interruptions.

Our operations and those of our suppliers may be vulnerable to interruption by natural disasters such as earthquakes, tsunamis, typhoons, or floods, or other disasters such as fires, explosions, acts of terrorism or war, disease or failures of our management information or other systems. If a business interruption occurs, our business could be materially and adversely affected.

A decline in the market value of our pension plans' investment portfolios could adversely affect our results of operations, financial condition and cash flows.

Concerns about deterioration in the global economy, together with the current credit crisis, have caused significant volatility in interest rates and equity prices, which could decrease the value of our pension plans' investment portfolios. A decrease in the value of our pension plans' investment portfolios could have an adverse affect on our results of operations, financial condition and cash flows.

We may have exposure to income tax rate fluctuations and to additional tax liabilities, which could negatively affect our financial position.

As a corporation with operations both in the U.S. and abroad, we are subject to income taxes in the U.S. and various foreign jurisdictions. Our effective tax rate is subject to significant fluctuation from one period to the next because the income tax rates for each year are a function of a number of factors, including the following:

- The effects of a mix of profits or losses earned by us and our subsidiaries in numerous foreign tax jurisdictions with a broad range of tax rates;
- Our ability to use recorded deferred tax assets;
- Changes in uncertain tax positions, interest or penalties resulting from tax audits; and
- Changes in tax laws or the interpretation of these laws.

Changes in the mix of these items and other items may cause our effective tax rate to fluctuate between periods, which could have a material adverse effect on our results of operations and financial condition. Recently, the Obama administration proposed legislation that would change how U.S. multinational corporations are taxed on their foreign income. If such legislation is enacted, it may have a material adverse impact to our tax rate and in turn, our profitability.

In addition, if we encounter a significant need for liquidity domestically or at a particular location that we cannot fulfill through borrowings, equity offerings, or other internal or external sources, we may experience unfavorable tax and earnings consequences due to cash transfers. These adverse consequences would occur, for example, if the transfer of cash into the U.S. is taxed and no offsetting foreign tax credit is available to offset the U.S. tax liability, resulting in lower earnings. In addition, we may be prohibited from transferring cash from a country such as China. Foreign exchange ceilings imposed by local governments and the sometimes lengthy approval processes that foreign governments require for international cash transfers may delay our internal cash transfers from time to time.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. Although we believe our tax estimates are reasonable, we are regularly under audit by tax authorities with respect to both income and non-income taxes and may have exposure to additional tax liabilities as a result of these audits. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior periods and higher tax rates in future periods, which may have a material adverse effect on our results of operations and financial condition.

Covenants in our debt instruments may adversely affect us if we are determined not to be in compliance.

Our material debt instruments contain representations and covenants with which we are required to be in compliance. Although we believe none of these covenants are restrictive to our operations, our ability to meet these representations and/or covenants can be affected by events beyond our control, and we do not assure you that we will continue to comply. A breach of any of these representations and/or covenants could result in a default giving the lender(s) the right to declare all amounts outstanding thereunder to be immediately due and payable and our lender(s) could terminate commitments to extend further credit. If the lender(s) accelerate the repayment of borrowings, we do not assure you that we will have sufficient assets to repay our affected indebtedness. In addition, acceleration of any debt obligation under any of our material debt instruments may permit the lender(s) under other material debt instruments to accelerate payment of amounts outstanding.

Our certificate of incorporation and bylaws include antitakeover provisions, which may deter or prevent a takeover attempt.

Some provisions of our certificate of incorporation and bylaws may deter or prevent a takeover attempt, including a takeover that might result in a premium over the market price for our Common Stock and Class A Common Stock. Our governing documents establish a classified board, require shareholders to give advance notice prior to the annual meeting if they want to nominate a candidate for director or present a proposal, and contain a number of provisions subject to supermajority vote. In addition, the Board may issue up to 25,000,000 shares of preferred stock without action by our stockholders, which could be used to make it more difficult and costly to acquire our company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own and lease manufacturing, design, warehousing, sales and administrative space in locations around the world. The leases are of varying terms with expirations ranging from fiscal 2010 through fiscal 2018. The leases in aggregate are not considered material to the financial position of Molex.

As of June 30, 2010, we owned or leased a total of approximately 9.7 million square feet of space worldwide. We have vacated or plan to vacate several buildings in France, Germany, Ireland and Slovakia and are holding these buildings and related assets for sale. We own 91% of our manufacturing, design, warehouse and office space and lease the remaining 9%. Our manufacturing plants are equipped with machinery, most of which we own and which, in part, we developed to meet the special requirements of our manufacturing processes. We believe that our buildings, machinery and equipment are well maintained and adequate for our current needs.

Our principal executive offices are located at 2222 Wellington Court, Lisle, Illinois, United States of America. We own 39 manufacturing locations, of which 13 are located in North America and 26 are located in other countries. A listing of the locations of our principal manufacturing facilities by geographic region is presented below:

- Americas: Mexico and United States
- Asia-Pacific: Australia, China, India, Japan, Korea, Malaysia, Philippines, Singapore, Taiwan, Thailand and Vietnam
- Europe: Ireland, Italy and Poland

Item 3. Legal Proceedings

We have no material legal proceedings.

Item 4. [REMOVED AND RESERVED]

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Molex is traded on the NASDAQ Global Select Market and on the London Stock Exchange and trades under the symbols MOLX for Common Stock and MOLXA for Class A Common Stock. Molex Class B Common Stock is not publicly traded.

The number of stockholders of record at June 30, 2010 was 2,264 for Common Stock, 7,172 for Class A Common Stock and 14 for Class B Common Stock.

The following table presents quarterly stock prices for the years ended June 30:

		2010		2009	
		Low — High		Low — High	
Common Stock	1st	$14.18	$21.51	$22.00	$25.96
	2nd	18.56	22.28	10.72	22.19
	3rd	19.58	22.59	9.72	15.86
	4th	18.24	23.43	14.00	17.08

		2010		2009	
		Low — High		Low — High	
Class A Common Stock	1st	$13.34	$19.52	$20.55	$24.59
	2nd	16.37	19.89	9.24	20.66
	3rd	17.13	19.96	8.94	14.16
	4th	15.45	19.68	12.88	15.65

Cash dividends on common stock have been paid every year since 1977. The following table presents quarterly dividends declared per share of Common Stock, Class A Common Stock and Class B Common Stock for the years ended June 30:

	2010	2009
Quarter ended:		
September 30	$0.1525	$0.1525
December 31	0.1525	0.1525
March 31	0.1525	0.1525
June 30	0.1525	0.1525
Total	$0.6100	$0.6100

During the quarter ended June 30, 2010, 30,222 shares of Class A Common Stock were transferred to us from certain employees to pay either the purchase price and/or withholding taxes on the vesting of restricted stock or the exercise of stock options. The aggregate market value of the shares transferred totaled $0.6 million. Share purchases of Molex Common and/or Class A Common

Stock for the quarter ended June 30, 2010 were as follows (in thousands, except price per share data):

	Total Number of Shares Purchased*	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan
April 1 — April 30			
Common Stock	—	$ —	—
Class A Common Stock	23	$19.22	—
May 1 — May 31			
Common Stock	—	$ —	—
Class A Common Stock	2	$19.17	—
June 1 — June 30			
Common Stock	—	$ —	—
Class A Common Stock	5	$16.64	—
Total	30	$18.84	—

* The shares purchased include exercises of employee stock options.

Descriptions of our Common Stock appear under the caption "Molex Stock" in our 2010 Proxy Statement and in Note 17 of the Notes to Consolidated Financial Statements.

Performance Graph

The performance graph set forth below shows the value of an investment of $100 on June 30, 2005 in each of Molex Common Stock, Molex Class A Common Stock, the S&P 500 Index, and a Peer Group Index. The Peer Group Index includes 50 companies (including Molex) classified in the Global Sub-industry Classifications "Electronic Equipment Manufacturers," "Electronic Manufacturing Services," and "Technology Distributors." All values assume reinvestment of the pre-tax value of dividends paid by Molex and the companies included in these indices, and are calculated as of June 30 of each year. The historical stock price performance of Molex's Common Stock and Class A Common Stock is not necessarily indicative of future stock price performance.

Comparison of Five-Year Cumulative Total Return
(Value of Investment of $100 on June 30, 2005)
Among Molex Incorporated, the S&P 500 Index
and a Peer Group


300
250
200
150
100
50
0
DOLLARS
Molex Incorporated Common
Molex Incorporated Class A
S&P 500
Peer Group
2005
2006
2007
2008
2009
2010

	06/30/05	06/30/06	06/30/07	06/30/08	06/30/09	06/30/10
Molex Incorporated Common	100.00	129.91	117.23	97.03	64.21	77.57
Molex Incorporated Class A	100.00	123.40	115.26	101.32	66.33	73.72
S&P 500	100.00	108.63	131.00	113.81	83.98	96.09
Peer Group	100.00	117.35	140.55	126.13	83.51	103.94

The material in this performance graph is not soliciting material, is not deemed filed with the Commission, and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made on, before or after the date of this filing and irrespective of any general incorporation language in such filing.

Item 6. Selected Financial Data

Molex Incorporated

Five-Year Financial Highlights Summary
(In thousands, except per share data)

	2010	2009	2008	2007	2006
		(as restated)(4)			
Operations:					
Net revenue	$3,007,207	$2,581,841	$3,328,347	$3,265,874	$2,861,289
Gross profit	892,623	656,177	1,014,235	1,016,708	942,630
Income (loss) from operations	137,802	(348,881)	313,233	312,137	298,342
Income (loss) before income taxes	131,489	(321,573)	333,931	328,844	316,571
Net income (loss)(1)	76,930	(322,036)	215,720	245,744	228,822
Earnings (loss) per share:					
Basic	$ 0.44	$ (1.84)	$ 1.20	$ 1.34	$ 1.23
Diluted	0.44	(1.84)	1.19	1.32	1.22
Net income (loss) percent of net revenue	2.6%	(12.5)%	6.5%	7.4%	8.3%
Capital expenditures	$ 229,477	$ 177,943	$ 234,626	$ 296,861	$ 276,783
Financial Position:					
Current assets	$1,775,821	$1,507,058	$1,780,789	$1,673,700	$1,619,048
Current liabilities	912,696	884,893	817,803	697,289	754,511
Working capital(2)	863,125	622,165	962,986	976,411	864,537
Current ratio(3)	1.9	1.7	2.2	2.4	2.1
Property, plant and equipment, net	$1,055,144	$1,080,417	$1,172,395	$1,121,369	$1,025,852
Total assets	3,236,578	3,011,586	3,605,302	3,386,260	3,032,514
Long-term debt	183,434	30,311	146,333	127,821	7,093
Stockholders' equity	1,985,131	1,961,252	2,514,216	2,426,845	2,180,264
Dividends declared per share	$ 0.61	$ 0.61	$ 0.45	$ 0.30	$ 0.23
Average common shares outstanding:					
Basic	173,803	174,598	180,474	183,961	185,521
Diluted	174,660	174,598	181,395	185,565	187,416

(1) Operating results include the following by year (in thousands):

	2010	2009	2008	2007	2006
After-tax restructuring costs and asset impairments	$92,835	$111,798	$20,988	$30,255	$19,180
Goodwill impairments	—	264,140	—	—	—
After-tax net loss on unauthorized activities in Japan	17,128	1,712	3,007	—	—

See Notes 7 and 10 of the Notes to Consolidated Financial Statements for a discussion of our restructuring costs and goodwill impairments.

(2) Working capital is defined as current assets minus current liabilities.

(3) Current ratio is defined as current assets divided by current liabilities.

(4) We restated our historical consolidated financial statements. The financials for fiscal 2006-2009 have been revised to reflect the restatement. See Note 3 of the Notes to Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to future events or the future financial performance of Molex, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Please see the discussion regarding forward-looking statements included under Item 1A, "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. All references to fiscal years relate to the fiscal year ended June 30.

During the fourth quarter of fiscal 2010, we made the following adjustments to the historical consolidated financial statements.

- As discussed in Note 4 of the Notes to Consolidated Financial Statements, we recorded a liability for potential losses related to the unauthorized activities in Japan. We are restating prior period financial statements to record liabilities in the periods in which the unauthorized transactions occurred.
- During the fourth quarter of fiscal 2010, we completed a study to determine if historical tax transactions and balances had been recognized appropriately in accordance with ASC 740. We identified errors in tax-related accounts in prior periods.

Overview

Our Business

Our core business is the manufacture and sale of electronic components. Our products are used by a large number of leading original equipment manufacturers (OEMs) throughout the world. We design, manufacture and sell more than 100,000 different products including terminals, connectors, planar cables, cable assemblies, interconnection systems, backplanes, integrated products and mechanical and electronic switches. We also provide manufacturing services to integrate specific components into a customer's product.

We sell our products in five primary markets. Our connectors, interconnecting devices and assemblies are used principally in the telecommunications, data, consumer, industrial and automotive markets. Our products are used in a wide range of applications including desktop and notebook computers, computer peripheral equipment, mobile phones, digital electronics such as cameras and flat panel display televisions, automobile engine control units and adaptive braking systems, factory robotics and diagnostic equipment.

We believe that our sales mix has growth prospects in each of our product markets. Net revenue by market can fluctuate based on various factors including new technologies within the industry, composition of customers and changes in their revenue levels and new products or model changes that we or our customers introduce. The following table sets forth, for fiscal 2010, 2009 and 2008 the percentage relationship to net revenue of our sales by primary markets.

	Percentage of Net Revenue		
	2010	2009	2008
Telecommunications	25%	26%	25%
Data	22	21	20
Consumer	20	21	20
Industrial	14	15	16
Automotive	16	14	17
Other	3	3	2
Total	100%	100%	100%

The following table sets forth, for fiscal 2010, 2009 and 2008, the percentage relationship to net revenue of our sales by geographic region:

	2010	2009	2008
Americas	24.4%	26.9%	27.6%
Asia-Pacific	59.8	54.4	52.0
Europe	15.8	18.7	20.4
Total	100.0%	100.0%	100.0%

The following table sets forth, for fiscal 2010, 2009 and 2008, the percentage relationship to net revenue of our sales by reporting segment:

	2010	2009	2008
Connector	72.4%	69.3%	71.4%
Custom & Electrical	27.5	30.6	28.3
Corporate & Other	0.1	0.1	0.3
Total	100.0%	100.0%	100.0%

We sell our products directly to OEMs and to their contract manufacturers and suppliers and, to a lesser extent, through distributors worldwide. Many of our customers are multi-national corporations that manufacture their products in multiple operations in several countries.

As of June 30, 2010, we operated 39 manufacturing locations, located in 16 countries throughout the Americas, Europe and Asia-Pacific regions. In fiscal 2010, 59.8% of our net revenue was derived from sales in the Asia-Pacific region. We expect greater economic growth in Asia, particularly in China, than in the Americas and Europe. We continue to move our manufacturing operations from the United States and Western Europe to lower cost regions. Approximately 58% of our manufacturing capacity is in lower cost areas such as China, Eastern Europe and Mexico. In addition, reduced trade barriers, lower freight cost and improved supply chain logistics have reduced our need to duplicate regional manufacturing capabilities. For these reasons, our strategy has been to consolidate multiple plants of modest size in favor of operating fewer, larger and more integrated facilities in strategic locations. We believe that our business is positioned to benefit from this strategy.

Business Environment

The market in which we operate is highly fragmented with a limited number of large companies and a significant number of smaller companies making electronic connectors. We are one of the world's largest manufacturers of electronic connectors. We believe that our global presence and our ability to design and manufacture our products throughout the world and to service our customers globally is a key advantage for us. Our growth has come primarily from new products that we develop, often in collaboration with our customers.

Our financial results are influenced by factors in the markets in which we operate and by our ability to successfully execute our business strategy. Marketplace factors include competition for customers, raw material prices, product and price competition, economic conditions in various geographic regions, foreign currency exchange rates, interest rates, changes in technology, fluctuations in customer demand, patent and intellectual property issues, litigation results and legal and regulatory developments. We expect that the marketplace environment will remain highly competitive. Our ability to execute our business strategy successfully will require that we meet a number of challenges, including our ability to accurately forecast sales demand and calibrate manufacturing to such demand, manage rising raw material costs, develop, manufacture and successfully market new and enhanced products and product lines, control operating costs, and attract, motivate and retain key personnel to manage our operational, financial and management information systems.

Non-GAAP Financial Measures

Organic net revenue growth, which is included in Management's Discussion & Analysis, is a non-GAAP financial measure. The tables presented in Results of Operations above provide reconciliations of U.S. GAAP reported net revenue growth (the most directly comparable GAAP financial measure) to organic net revenue growth.

We believe organic net revenue growth provides useful information to investors because it reflects the underlying growth from the ongoing activities of our business and provides investors with a view of our operations from management's perspective. We use organic net revenue growth to monitor and evaluate performance, since it is an important measure of the underlying results of our operations. It excludes items that are not completely under management's control, such as the impact of changes in foreign currency exchange rates, and items that do not reflect the underlying growth of the company, such as acquisition activity. Management uses organic net revenue growth together with GAAP measures such as net revenue and operating income in its decision making processes related to the operations of our reporting segments and our overall company. Because organic net revenue growth calculations may vary among other companies, organic net sales growth amounts presented below may not be comparable with similar measures of other companies.

Net Loss on Unauthorized Activities in Japan

As we previously reported, in April 2010, we launched an investigation into unauthorized activities in Japan. We learned that an individual working in Molex Japan's finance group obtained unauthorized loans from third party lenders, that included in at least one instance the attempted unauthorized pledge of Molex Japan facilities as security, in Molex Japan's name that were used to cover losses resulting from unauthorized trading, including margin trading, in Molex Japan's name. We also learned that the individual misappropriated funds from Molex Japan's accounts to cover losses from unauthorized trading. The individual admitted to forging documentation in arranging and concealing the transactions. We retained outside legal counsel, and they retained forensic accountants, to investigate the matter. The investigation is now substantially complete. Based on our consultation with legal counsel in Japan and the information learned from the substantially completed investigation, we intend to vigorously contest the enforceability of the outstanding unauthorized loans and any attempt by the lender to obtain payment.

At the end of the third quarter of fiscal 2010, we reported the outstanding unauthorized loans as a contingent liability of $162.2 million. Based on the results of the substantially completed investigation, we recorded for accounting purposes an accrued liability for the effect of unauthorized activities pending the resolution of these matters. In particular, we recorded cumulative net losses of $201.9 million, ($128.7 million after-tax) due to these unauthorized activities (see Note 3), which were comprised of (1) the asserted unauthorized loans outstanding as of June 30, 2010 of ¥15.0 billion ($169.7 million),

(2) the payment of ¥1.0 billion ($10.8 million) of unauthorized loans on April 5, 2010, (3) misappropriated funds of ¥1.9 billion ($20.5 million), and (4) cumulative investigative costs through June 30, 2010 of $4.8 million, offset by (5) an unauthorized investment account with a balance of ¥0.4 billion ($3.9 million) as of June 30, 2010. We believe these unauthorized activities and related losses occurred from at least as early as 1988 through 2010, with approximately ¥15.4 billion ($167.4 million) occurring prior to June 30, 2007. The accrued liability for these potential net losses was ¥14.7 billion ($165.8 million) as of June 30, 2010.

To the extent we prevail in not having to pay all or any portion of the outstanding unauthorized loans, we would recognize a gain in that amount.

Financial Highlights

Net revenue for fiscal 2010 of $3.0 billion increased 16.5% from fiscal 2009. Organic net revenue increased 13.0% in fiscal 2010 compared with 2009. We recognized net income of $76.9 million in fiscal 2010 compared with net loss of $322.0 million in fiscal 2009. Fiscal 2010 results include restructuring charges of $117.1 million ($92.8 million after-tax) and net loss on unauthorized activities in Japan of $26.9 million ($17.1 million after-tax). Fiscal 2009 results include goodwill impairment charges of $264.1 million and restructuring charges of $131.3 million ($99.0 million after tax), and intangible asset impairment costs of $16.3 million and net loss on unauthorized activities in Japan of $2.7 million. On June 25, 2009, we entered into a $195.0 million committed, unsecured, three-year revolving credit facility in the United States (the "U.S. Credit Facility") with an outstanding balance of $100.0 million as of June 30, 2010, which was used to pay down other unsecured debt balances.

Results of Operations

The following table sets forth, for fiscal 2010, 2009 and 2008, certain consolidated statements of operations data as a percentage of net revenue (dollars in thousands):

	2010	Percentage of Net Revenue	2009 (as restated)	Percentage of Net Revenue	2008 (as restated)	Percentage of Net Revenue
Net revenue	$3,007,207	100.0%	$2,581,841	100.0%	$3,328,347	100.0%
Cost of sales	2,114,584	70.3%	1,925,664	74.6%	2,314,112	69.5%
Gross profit	892,623	29.7%	656,177	25.4%	1,014,235	30.5%
Selling, general & administrative	610,784	20.3%	586,702	22.7%	665,038	20.0%
Restructuring costs and asset impairments	117,139	3.9%	151,531	5.9%	31,247	0.9%
Net loss on unauthorized activities in Japan	26,898	0.9%	2,685	0.1%	4,717	0.1%
Goodwill impairments	—	0.0%	264,140	10.2%	—	0.0%
Income (loss) from operations	137,802	4.6%	(348,881)	(13.5)%	313,233	9.4%
Other (expense) income, net	(6,313)	(0.2)%	27,308	1.0%	20,698	0.6%
Income (loss) before income taxes	131,489	4.4%	(321,573)	(12.5)%	333,931	10.0%
Income taxes	54,559	1.8%	463	(0.0)%	118,211	3.6%
Net income (loss)	$ 76,930	2.6%	$ (322,036)	(12.5)%	$ 215,720	6.5%

Net Revenue

The following table provides an analysis of the change in net revenue compared with the prior fiscal (in thousands):

	2010	2009
Net revenue for prior year	$2,581,841	$3,328,347
Components of net revenue increase (decrease):		
Organic net revenue increase (decline)	334,843	(769,296)
Currency translation	60,236	5,243
Acquisitions	30,287	17,547
Total change in net revenue from prior year	425,366	(746,506)
Net revenue for current year	$3,007,207	$2,581,841
Organic net revenue increase (decline) as a percentage of net revenue for prior year	13.0%	(23.1)%

Net revenue increased during fiscal 2010 as customer demand improved in all of our primary markets compared to 2009 due to stabilizing economic conditions and customers replenishing inventory. Net revenue decreased during fiscal 2009 across all of our primary markets due to deterioration in global economic conditions and subsequent inventory reductions in the supply chain.

The increase in net revenue attributed to currency translation in fiscal 2010 compared with 2009 was principally due to the generally weaker U.S. dollar against other currencies. The increase in net revenue attributed to currency translation in fiscal 2009 compared with 2008 was principally due to the strengthening Japanese yen. The following tables show the effect on the change in geographic net revenue from foreign currency translations to the U.S. dollar (in thousands):

	June 30, 2010			June 30, 2009		
	Local Currency	Currency Translation	Net Change	Local Currency	Currency Translation	Net Change
Americas	$ 46,217	$ 1,384	$ 47,601	$(226,735)	$ (2,627)	$(229,362)
Asia-Pacific	336,195	58,199	394,394	(354,081)	27,594	(326,487)
Europe	(9,355)	653	(8,702)	(177,647)	(19,724)	(197,371)
Corporate & Other	(7,927)	—	(7,927)	6,714	—	6,714
Net change	$365,130	$60,236	$425,366	$(751,749)	$ 5,243	$(746,506)

The change in net revenue on a local currency basis as of June 30 follows:

	2010	2009
Americas	6.7%	(24.7)%
Asia-Pacific	42.3	(20.5)
Europe	(1.9)	(26.1)
Total	16.5%	(22.6)%

Net revenue increased across all five primary markets in fiscal 2010 compared with fiscal 2009 as customer demand improved over the prior year. The decline in net revenue in fiscal 2009 due to decreased customer demand caused by the poor global economic conditions impacted all of our five primary markets.

The following table sets forth, for fiscal 2010 and 2009, changes in net revenue from each of our five primary product markets from the prior fiscal year:

	2010	2009
Telecommunications	3%	(18)%
Consumer	25	(18)
Data	21	(18)
Industrial	13	(27)
Automotive	26	(35)

Telecommunications market net revenue increased in fiscal 2010 compared with 2009 due to increased infrastructure spending, higher demand for smartphones and our customers' introduction of smartphone models that include our connector products, partially offset by a decline in standard feature mobile phones. Telecommunications market net revenue declined in fiscal 2009 compared with 2008 due to lower demand for mobile products and supply chain inventory reductions.

Consumer market net revenue increased significantly in fiscal 2010 compared with 2009 due to government incentives in certain countries, customers replenishing inventory levels and increased demand for our components in flat panel display televisions, digital cameras and home appliances. Consumer market net revenue declined in home entertainment and home appliance products in fiscal 2009. Demand increased in fiscal 2009 for our components in portable navigation devices and flat panel display televisions, although the increased demand in flat panel display televisions was offset by price erosion.

Data market net revenue for fiscal 2010 increased significantly compared with 2009 because of depressed enterprise spending in the prior year and increased demand for notebooks, storage products, computers and accessories in the current year. Data market net revenue for fiscal 2009 declined from 2008 due to lower customer demand for storage networking products and computer peripherals due to the global economic uncertainties.

Industrial market net revenue for fiscal 2010 increased compared with 2009 as global economic conditions improved over the prior year. Demand for industrial instruments and production equipment improved as our customers increased production to meet demand after delaying many industrial automation projects due to uncertainties about the economic conditions. Industrial market net revenue for fiscal 2009 decreased compared with 2008 due to declines in residential and commercial construction, lower demand in the industrial communications business worldwide, particularly in North America and Europe, and lower demand for factory automation due to worldwide excess manufacturing capacity. Declines in non-residential, commercial and industrial construction had a negative impact on temporary power and lighting products used on jobsites.

Automotive market net revenue for fiscal 2010 increased substantially compared with 2009 as global car sales have increased, particularly in North America, China and Europe, as improving global economic conditions led to our customers increasing vehicle builds to replenish inventory levels and meet demand. The automotive market also benefited from our customers' increasing electronic content in automobiles, such as rear view cameras, navigational systems, mobile communication and entertainment systems. Automotive market net revenue declined in fiscal 2009 compared with 2008 due to a decrease in demand related to poor economic conditions. The number of automobiles manufactured by our customers decreased in fiscal 2009 as automotive manufacturing companies' reduced inventories in the automotive supply chain. There were a number of extended closings and bankruptcy filings by automotive manufacturers and automotive suppliers during fiscal 2009 that negatively impacted our net revenue.

Gross Profit

We measure gross profit as net revenue less cost of sales. Cost of sales includes manufacturing costs, such as materials, direct and indirect labor, and factory overhead. Our gross margins are primarily affected by the following factors: product mix; volume; cost reduction efforts; competitive pricing pressure; commodity costs; and currency fluctuations.

The following table sets forth gross profit and gross margin for fiscal 2010, 2009 and 2008 (dollars in thousands):

	2010	2009	2008
Gross profit	$892,623	$656,177	$1,014,235
Gross margin	29.7%	25.4%	30.5%

The increase in gross margin during fiscal 2010 was primarily due to higher absorption from increased production and lower costs resulting from our restructuring program, which has improved margins over time. The improvements in gross profit were partially offset by the impact of price erosion, material price increases and increased delivery costs to meet the significant increase in demand. The reduction in gross margin during fiscal 2009 was primarily due to lower absorption from the rapid drop in our production caused by the poor global economic conditions.

A significant portion of our material cost consists of copper and gold costs. We purchased approximately 23 million pounds of copper and approximately 112,000 troy ounces of gold in fiscal 2010 compared with approximately 16 million pounds of copper and approximately 87,000 troy ounces of gold in fiscal 2009 and 25 million pounds of copper and approximately 135,000 troy ounces of gold in fiscal 2008. The following table sets forth the average prices of copper and gold we purchased in fiscal 2010, 2009 and 2008:

	2010	2009	2008
Average Price			
Copper (price per pound)	$ 3.04	$ 2.69	$ 3.49
Gold (price per troy ounce)	1,096.00	872.00	825.00

Generally, we are able to pass through to our customers only a small a portion of the changes in the cost of copper and gold. However, we mitigated the impact of the change in copper and gold prices by hedging with call options a portion of our projected net global purchases of copper and gold. The hedges did not materially affect operating results for fiscal 2010 and 2009.

In addition to commodity costs, the following table sets forth, for fiscal 2010 and 2009, the effects of certain significant impacts on gross profit from the prior year (in thousands):

	2010	2009	2008
Price erosion	$(124,787)	$(97,643)	$(132,758)
Currency translation	23,928	4,590	48,842
Currency transaction	(22,076)	(14,382)	(18,393)

Price erosion is measured as the reduction in prices of our products year over year, which reduces our gross profit. A significant portion of the price erosion occurred in our mobile phone connector products, which are part of our telecommunications and consumer markets.

The increase in gross profit due to currency translation gains in fiscal 2010 compared with 2009 was primarily due to a general weakening of the U.S. dollar against other currencies. The increase in gross profit due to currency translation gains in fiscal 2009 compared with fiscal 2008 was primarily due to a stronger Japanese yen against other currencies, partially offset by a general strengthening U.S. dollar against other currencies. The increase in gross profit due to currency translation gains in fiscal 2008 compared with fiscal 2007 was primarily due to a general weakening of the U.S. dollar against other currencies.

Certain products that we manufacture in Japan and Europe are sold in other regions of the world at selling prices primarily denominated in or closely linked to the U.S. dollar. As a result, changes in currency exchange rates may affect our cost of sales reported in U.S. dollars without a corresponding effect on net revenue. The decrease in gross profit due to currency transactions in fiscal 2010 was primarily due to a general weakening of the U.S. dollar against other currencies. The decrease in gross profit due to currency transaction losses in fiscal 2009 was primarily due to a stronger Japanese yen, partially offset by a weaker euro against the U.S. dollar. The decrease in gross profit due to currency transactions in fiscal 2008 was primarily due to a general weakening of the U.S. dollar against other currencies.

Operating Expenses

The following table sets forth our operating expenses for fiscal 2010, 2009 and 2008 (dollars in thousands):

	2010	2009	2008
Selling, general & administrative	$610,784	$586,702	$665,038
Selling, general & administrative as a percentage of net revenue	20.3%	22.7%	20.0%
Restructuring costs and asset impairments	117,139	151,531	31,247
Net loss on unauthorized activities in Japan	26,898	2,685	4,717
Goodwill impairments	—	264,140	—

Selling, general & administrative expenses

Selling, general and administrative expense increased $24.1 million in fiscal 2010 compared with fiscal 2009 primarily due to increased headcount and certain employee benefits that were suspended during fiscal 2009, but were reinstated in fiscal 2010. Selling, general and administrative expense decreased as a percentage of net revenue in fiscal 2010 compared with fiscal 2009 primarily due to our lower cost structure resulting from our restructuring efforts and specific cost containment activities. Selling, general and administrative expense increased as a percentage of net revenue in fiscal 2009 compared with fiscal 2008 primarily due to the significant drop in net revenue in fiscal 2009. The impact of currency translation increased selling, general and administrative expenses by approximately $13.7 million for fiscal 2010 compared with 2009 and decreased selling, general and administrative expenses by approximately $4.1 million for fiscal 2009 compared with 2008.

Research and development expenditures, which are classified as selling, general and administrative expense, were $154.0 million, or 5.1% of net revenue, for fiscal 2010 compared with $159.2 million, or 6.2% of net revenue, for fiscal 2009 and $163.7 million, or 4.9% of net revenue, for fiscal 2008. The decrease in expense as a percent of net revenue is primarily due to the increase in net revenue in fiscal 2010 and efforts to contain cost. Total research and development expenditures in fiscal 2009 were consistent with fiscal 2008, but increased as a percent of net revenue primarily due to the sharp decrease in net revenue in fiscal 2009.

Restructuring costs and asset impairments

Restructuring costs and asset impairments consist of the following (in thousands):

	2010	2009	2008
Severance costs	$ 79,609	$110,155	$17,648
Asset impairments	37,296	21,128	13,599
Restructuring costs	116,905	131,283	31,247
Intangible asset impairments	234	16,300	—
Other charges	—	3,948	—
Total restructuring charges and asset impairments	$117,139	$151,531	$31,247

During fiscal 2007, we undertook a multi-year restructuring plan designed to reduce costs and to improve return on invested capital in connection with a new global organization that was effective July 1, 2007. A majority of the plan related to facilities located in North America, Europe and Japan and, in general, the movement of manufacturing activities at these plants to other lower-cost facilities. Restructuring costs during fiscal 2010 were $116.9 million, consisting of $79.6 million of severance costs and $37.3 million for asset impairments. The cumulative expense since we announced the restructuring plan totals $314.8 million.

We completed our restructuring program on June 30, 2010 with estimated future annual cost savings of approximately $205 million. Management approved several actions related to this plan. The total cost estimates increased as we formulated detailed plans for the latest restructuring actions, which included a reduction from five product-focused divisions to three product-focused divisions. A portion of this plan involved cost savings or other actions that do not result in incremental expense, such as better utilization of assets, reduced spending and organizational efficiencies. This plan includes employee reduction targets throughout the company, and we expect to achieve these targets through ongoing employee attrition and terminations.

In fiscal 2010, we recognized net restructuring costs related to employee severance and benefit arrangements for approximately 1,000 employees, resulting in a charge of $79.6 million. A large part of these employee terminations resulted from plant closings in Europe. We recognized asset impairment charges of $37.3 million to write-down assets to fair value less the cost to sell.

In fiscal 2009, we recognized net restructuring costs related to employee severance and benefit arrangements for approximately 6,600 employees, resulting in a charge of $110.1 million. A large part of these employee terminations resulted from plant closings in Europe and Asia. We recognized asset impairment charges of $41.4 million to write-down assets to fair value less the cost to sell. Restructuring costs and asset impairments in fiscal 2009 included intangible asset impairments of $16.3 million due to lower projected future net revenue and profit in our Industrial business unit of our Custom & Electrical segment.

In fiscal 2008, we recognized net restructuring costs related to employee severance and benefit arrangements for approximately 900 employees, resulting in a charge of $17.6 million. A large part of these employee terminations occurred in our corporate headquarters and United States and Mexican manufacturing operations. In accordance with our planned restructuring actions, we recorded additional asset impairment charges of $13.6 million to write-down assets to fair value less the cost to sell.

The timing of the cash expenditures associated with these charges does not necessarily correspond to the period in which the accounting charge is taken. For additional information concerning the status of our restructuring programs see Note 7 of the Notes to Consolidated Financial Statements.

Goodwill

We recorded no goodwill impairment charges in fiscal 2010. Fiscal 2009 income from operations included goodwill impairment charges of $264.1 million. We recorded $93.1 million and $171.0 million goodwill impairment charges in the Transportation business unit of our Connector segment and Industrial business unit of our Custom & Electrical segment, respectively. The economic downturn had a negative impact on the business units' operating results. The potential liquidity risk extended our estimate for the automotive industry's economic recovery and our Industrial business unit's results were not recovering in line with other business units. These factors resulted in lower growth and profit expectations for these business units, which resulted in the goodwill impairment charges.

Other (Expense) Income, net

Other (expense) income consists primarily of net interest income, investment income and currency exchange gains or losses. Currency exchange losses for fiscal 2010 were $1.8 million due to a general weakening of the U.S. dollar against other currencies, partially offset by a stronger Japanese yen against most other currencies. Currency exchange gains in fiscal 2009 were $11.8 million due to a stronger U.S. dollar and Japanese yen against most other currencies. Prior to fiscal 2009, currency gains and losses were classified as selling, general and administrative expense. We recognized $9.3 million exchange losses in fiscal 2008.

Effective Tax Rate

The effective tax rate for the fiscal years ended June 30, follows:

	2010	2009 (as restated)	2008 (as restated)
Effective tax rate	41.5%	(0.1)%	35.4%

The effective tax rate for fiscal 2010 was higher than prior years due to (1) income tax expense booked during the year of $7.7 million, due primarily to the reversal of an estimated tax benefit resulting from a significant number of employee stock options that expired unexercised, (2) a charge due to legislation passed during the year which includes a provision that reduces the deductibility, for Federal income tax purposes, of retiree prescription drug benefits to the extent they are reimbursed under Medicare Part D, (3) tax losses generated in non-U.S. jurisdictions for which no tax benefit has been recognized, and (4) additional U.S. tax cost to repatriate earning from non-US subsidiaries during the year. The effective tax rate in fiscal 2009 was (0.1%) due primarily to charges for goodwill impairments for which no tax benefit was available and increases in tax reserves based on evaluation of certain tax positions taken.

Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. We have net deferred tax assets of $206.7 million at June 30, 2010.

Results by Product Segment

We have two global product segments: Connector and Custom & Electrical.

- The Connector segment designs and manufactures products for high-speed, high-density, high signal-integrity applications as well as fine-pitch, low-profile connectors for the consumer and commercial markets. It also designs and manufactures products that withstand environments such as heat, cold, dust, dirt, liquid and vibration for automotive and other transportation applications.
- The Custom & Electrical segment designs and manufactures integrated and customizable electronic components across all industries that provide original, differentiated solutions to customer requirements. It also leverages expertise in the use of signal, power and interface technology in industrial automation and other harsh environment applications.

Connector. The following table sets forth the change in net revenue for the Connector segment for fiscal 2010 and 2009 (dollars in thousands):

	2010	2009
Net revenue for prior year	$1,789,139	$2,377,584
Components of net revenue increase (decrease):		
Organic net revenue increase (decrease)	308,947	(614,321)
Currency translation	54,224	18,572
Acquisitions	24,704	7,304
Total change in net revenue from prior year	387,875	(588,445)
Net revenue for current year	$2,177,014	$1,789,139
Organic net revenue increase (decrease) as a percentage of net revenue for prior year	17.3%	(25.8)%

The Connector segment sells primarily to the telecommunications, data, automotive and consumer markets, which are discussed above. Segment net revenue increased in fiscal 2010 compared with fiscal 2009 due to increased demand in all of the Connector segment's primary markets, partially offset by price erosion. Segment net revenue declined in fiscal 2009 with currency translation partially offsetting an organic net revenue decline. Connector segment organic net revenue decreased in fiscal 2009 primarily due to the significant drop in consumer spending in the current economic conditions, particularly the mobile phone sector of the telecommunications market and the automotive market. Price erosion, which is generally higher in the Connector segment compared with our other segments, was 4.5% and 4.6% in fiscal 2010 and 2009, respectively. We also completed an asset purchase of a company in Japan during fiscal 2009.

The following table sets forth information on income from operations and operating margins for the Connector segment for fiscal 2010, 2009 and 2008 (dollars in thousands):

	2010	2009	2008
Income (loss) from operations	$123,980	$(125,604)	$317,596
Operating margin	5.7%	(7.0)%	13.4%

Connector segment income from operations increased in fiscal 2010 compared with fiscal 2009 primarily due to increased net revenue and the $93.1 million goodwill impairment charge during fiscal 2009 to write-off goodwill based on lower projected future net revenue and profit growth in our Transportation business unit. Gross margins were positively affected by higher absorption and restructuring. Connector segment income from operations also improved due to lower selling, general and administrative costs in fiscal 2010. Selling, general and administrative expenses were $347.6 million, or 16.0% of net revenue, for fiscal 2010 compared with $365.5 million, or 20.5% of net revenue, for fiscal 2009, due to savings from restructuring and specific cost-containment actions. Income from operations was unfavorably impacted by restructuring costs of $100.3 million, $93.9 million and $14.5 million for fiscal 2010, 2009, and 2008, respectively.

Custom & Electrical. The following table sets forth net revenue for fiscal 2010 and 2009 (dollars in thousands):

	2010	2009
Net revenue for prior year	$790,601	$ 941,365
Components of net revenue increase (decrease):		
Organic net revenue increase (decrease) growth	26,673	(147,648)
Currency translation	6,048	(13,359)
Acquisitions	5,583	10,243
Total change in net revenue from prior year	38,304	(150,764)
Net revenue for current year	$828,905	$ 790,601
Organic net revenue increase (decrease) growth as a percentage of net revenue for prior year	4.8%	(15.7)%

The sale of Custom & Electrical segment's products is concentrated in the industrial, telecommunications and data markets. Custom & Electrical segment net revenue increased in fiscal 2010 due to the increased demand in all of the segment's primary markets. Segment organic net revenue decreased in fiscal 2009 as demand declined significantly based on poor global economic conditions. We also completed an asset purchase of a company in China during the second quarter of fiscal 2010 and acquired a flexible circuit manufacturing business in fiscal 2009.

The following table sets forth income from operations and operating margins for the Custom & Electrical segment for fiscal 2010, 2009 and 2008 (dollars in thousands):

	2010	2009	2008
Income (loss) from operations	$111,083	$(152,443)	$94,076
Operating margin	13.4%	(19.3)%	10.0%

Segment income from operations increased in fiscal 2010 compared with fiscal 2009 primarily due to increased net revenue, lower selling, general and administrative costs and the $171.0 million goodwill impairment charge and $16.3 million intangible asset charge during fiscal 2009 to write-off goodwill and intangible assets in our Industrial business unit due to lower projected future net revenue and profit growth. Gross margins in fiscal 2010 were positively affected by higher absorption and restructuring. Custom & Electrical segment income from operations also improved due to lower selling, general and administrative costs in fiscal 2010. Selling, general and administrative expenses were $168.5 million, or 20.2% of net revenue, for fiscal 2010 compared with $186.0 million, or 23.5% of net revenue, for fiscal 2009, due to savings from restructuring and specific cost-containment actions. Customer demand declined significantly in fiscal 2009 due to our customers' global excess manufacturing capacity. Income from operations was unfavorably impacted by restructuring costs of $12.2 million, $39.3 million and $3.3 million for fiscal 2010, 2009, and 2008, respectively.

Financial Condition and Liquidity

We fund capital projects and working capital needs principally out of operating cash flows and cash reserves. Cash, cash equivalents and marketable securities totaled $394.9 million and $467.9 million at June 30, 2010 and 2009, respectively, of which approximately $384.7 million was in non-U.S. accounts as of June 30, 2010. Transferring cash, cash equivalents or marketable securities to U.S. accounts from non-U.S. accounts could subject us to additional U.S. income tax.

Our long-term financing strategy is to primarily rely on internal sources of funds for investing in plant, equipment and acquisitions. Total debt, including obligations under capital leases totaled $293.5 million and $254.7 million at June 30, 2010 and 2009, respectively. We had available lines of credit totaling $205.8 million at June 30, 2010, including a $195.0 million committed, unsecured, three-year revolving credit facility with $95.0 million available as of June 30, 2010.

Cash Flows

Below is a table setting forth the key lines of our Consolidated Statements of Cash Flows (in thousands):

	2010	2009	2008
Cash provided from operating activities	$ 250,579	$ 369,898	$ 479,134
Cash used for investing activities	(216,871)	(253,086)	(218,156)
Cash used for financing activities	(83,236)	(155,582)	(197,306)
Effect of exchange rate changes on cash	1,173	(12,030)	33,474
Net (decrease) increase in cash and cash equivalents	$ (48,355)	$ (50,800)	$ 97,146

Operating Activities

Cash provided from operating activities in fiscal 2010 declined by $119.3 million from the prior year due mainly to an increase in working capital needs in fiscal 2010 compared with fiscal 2009. Working capital is defined as current assets minus current liabilities. Our restructuring accrual as of June 30, 2010 was $26.9 million, which we expect to reduce through cash outlays during fiscal 2011.

Cash provided from operating activities in fiscal 2009 decreased by $109.2 million from fiscal 2008 due primarily to lower net revenue and income, partially offset by a related decline in working capital needs in fiscal 2009 compared with fiscal 2008.

Investing Activities

Cash used for investing activities declined by $36.2 million due mainly to $10.1 million invested in acquisitions during fiscal 2010 compared with $74.8 million during fiscal 2009. During fiscal 2010, we completed an asset purchase of a company in China for $10.1 million and have initially recorded goodwill of $2.2 million. The purchase price allocation for this acquisition is preliminary and subject to revision as more detailed analysis is completed and more information about the fair value of assets and liabilities becomes available. During fiscal 2009, we completed the acquisition of two companies and a joint venture in cash transactions approximating $74.8 million. We recorded additional goodwill of $27.9 million in connection with the acquisitions. On July 19, 2007, we completed an acquisition of a U.S.-based company in an all cash transaction approximating $42.5 million. The purchase price allocation for these acquisitions is complete.

Capital expenditures increased $51.5 million during fiscal 2010 as demand and production increased. Capital expenditures declined $56.7 million during fiscal 2009 compared with fiscal 2008 as customer demand declined.

We had $25.5 million in net sales of marketable securities during fiscal 2010, which increased cash flow, compared with $13.2 million net purchases in fiscal 2009, which decreased cash flow. We had $46.8 million net sales of marketable securities in fiscal 2008. Our marketable securities generally have a term of less than one year. Our investments in marketable securities are primarily based on our uses of cash in operating, other investing and financing activities.

Financing Activities

Cash used for financing activities decreased $72.3 million during fiscal 2010 compared with fiscal 2009 primarily due to the $54.1 million reduction of outstanding loans for Molex Japan. On June 25, 2009, we entered into a $195.0 million committed, unsecured, three-year revolving credit facility. Borrowings were $100.0 million as of June 30, 2010, which was used to pay down other uncommitted debt balances in fiscal 2009.

On August 1, 2008, our Board of Directors authorized the repurchase of up to an aggregate $200.0 million of common stock through June 30, 2009. We purchased shares of Common Stock and

Class A Common Stock totaling 4.5 million shares and 8.0 million shares during fiscal 2009 and 2008, respectively. The aggregate cost of these purchases was $76.3 million and $199.6 million for fiscal 2009 and 2008, respectively.

As part of our growth strategy, in the future we may acquire other companies in the same or complementary lines of business and pursue other business ventures. The timing and size of any new business ventures or acquisition we complete may impact our cash requirements. Any liability, if any, and related costs for unauthorized loans in Japan may also impact our cash requirements.

Sources of Liquidity

We believe we have sufficient cash balances, cash flow and available credit lines to support our planned growth. As part of our growth strategy, we may, in the future, acquire other companies in the same or complementary lines of business, and pursue other business ventures. The timing and size of any new business ventures or acquisitions we complete may affect our cash requirements and debt balances.

Total debt consisted of the following at June 30:

	Average Interest Rate	Maturity	2010	2009
Long-term debt:				
U.S. Credit Facility	2.85%	2012	$100,000	$ 25,000
Unsecured bonds and term loans	1.31 - 1.65%	2012 - 2013	81,431	—
Mortgages, industrial development bonds and other debt	5.90 - 7.80%	2012 - 2013	2,003	5,311
Total long-term debt			183,434	30,311
Current portion of long-term debt and short-term borrowings:				
Unsecured bonds, term loans and short-term credit line	1.31 - 1.65%		104,359	208,007
Other short-term borrowings, including capital leases	4.86%		5,711	16,333
Total current portion of long-term debt and short-term Borrowings			110,070	224,340
Total debt			$293,504	$254,651

In March 2010, Molex Japan entered into a ¥3 billion syndicated term loan for three years, with interest rates equivalent to 6 month Tokyo Interbank Offered Rate (TIBOR) plus 75 basis points and scheduled principal payments of ¥0.5 billion every 6 months (the "Syndicated Term Loan").

In September 2009, Molex Japan issued unsecured bonds totaling ¥10 billion with a term of three years, an interest rate of approximately 1.65% and scheduled principal payments of ¥1.6 billion every 6 months, plus a balloon payment.

In June 2009, we entered into a $195.0 million committed, unsecured, three-year revolving credit facility in the United States, amended in January 2010, that matures in June 2012 (the "U.S. Credit Facility"). Borrowings under the U.S. Credit Facility bear interest at a fluctuating interest rate (based on London InterBank Offered Rate) plus an applicable percentage based on our consolidated leverage. The applicable percentage was 250 basis points as of June 30, 2010. On up to two occasions we may, at our option, increase the credit line by an amount not to exceed $75.0 million upon satisfaction of certain conditions. The instrument governing the U.S. Credit Facility contains customary covenants regarding liens, debt, substantial asset sales and mergers, dividends and investments. The U.S. Credit Facility also requires us to maintain financial covenants pertaining to, among other things, our consolidated leverage, fixed charge coverage and liquidity. As of June 30, 2010, we were in compliance with these covenants and had outstanding borrowings of $100.0 million.

Certain assets, including land, buildings and equipment, secure a portion of our long-term debt. Principal payments on long-term debt obligations are due as follows: fiscal 2012, $47.7 million; fiscal 2013, $133.9 million; fiscal 2014, $1.8 million.

We had available lines of credit totaling $205.8 million at June 30, 2010 expiring between 2010 and 2013.

Contractual Obligations and Commercial Commitments

The following table summarizes our significant contractual obligations at June 30, 2010, and the effect such obligations are expected to have on liquidity and cash flows in future periods (in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Operating lease obligations	$ 37,707	$ 15,138	$ 13,205	$7,701	$1,663
Capital lease obligations	6,133	3,160	2,896	77	—
Other long-term liabilities	10,713	2,878	971	38	6,826
Debt obligations	291,590	108,748	182,810	32	—
Total(1)	$346,143	$129,924	$199,882	$7,848	$8,489

(1) Total does not include contractual obligations recorded on the balance sheet as current liabilities or certain purchase obligations, as discussed below. Debt and capital lease obligations include interest payments.

Contractual obligations for purchases of goods or services are defined as agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current manufacturing needs and are fulfilled by vendors within short time horizons. In addition, some purchase orders represent authorizations to purchase rather than binding agreements. We do not generally have significant agreements for the purchase of raw materials or other goods specifying minimum quantities and set prices that exceed expected requirements for three months. Agreements for outsourced services generally contain clauses allowing for cancellation without significant penalty, and are therefore not included in the table above.

The expected timing of payments of the obligations above is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

Off-Balance Sheet Arrangements

We do not have material exposure to any off-balance sheet arrangements. We do not have any unconsolidated special purpose entities.

Critical Accounting Estimates

Our accounting and financial reporting policies are in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net revenue and expenses during the reporting period.

Significant accounting policies are summarized in Note 2 of the Notes to Consolidated Financial Statements. Noted here are a number of policies that require significant judgments or estimates.

Revenue Recognition

Our revenue recognition policies are in accordance with Accounting Standards Codification (ASC) 605-10, "Revenue Recognition," as issued by the SEC and other applicable guidance.

We recognize net revenue upon shipment of product and transfer of ownership to the customer. Contracts and customer purchase orders generally are used to determine the existence of an arrangement. Shipping documents, proof of delivery and customer acceptance (when applicable) are used to verify delivery. We assess whether an amount due from a customer is fixed and determinable based on the terms of the agreement with the customer, including, but not limited to, the payment terms associated with the transaction. The impact of judgments and estimates on net revenue recognition is minimal. A reserve for estimated returns is established at the time of sale based on historical return experience to cover returns of defective product and is recorded as a reduction of net revenue.

Income Taxes

As a result of the implementation of ASC 740-10, Accounting for Income Taxes, effective July 1, 2009, we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Prior to adoption of ASC 740-10, our policy was to establish accruals for taxes that may become payable in future years as a result of examinations by tax authorities. We established the accruals based upon management's assessment of probable income tax contingencies.

Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. We have net deferred tax assets of $206.7 million at June 30, 2010.

We have operations in countries around the world that are subject to income and other similar taxes in these countries. The estimation of the income tax amounts that we record involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of how foreign taxes may affect domestic taxes. Although we believe our tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

We periodically assess the carrying value of our deferred tax assets based upon our ability to generate sufficient future taxable income in certain tax jurisdictions. If we determine that we will not be able to realize all or part of our deferred tax assets in the future, a valuation allowance is established in the period such determination is made. We have determined that it is unlikely that we will realize a net deferred asset in the future relating to certain non-U.S. net operating losses. The cumulative valuation allowance relating to net operating losses is approximately $77.4 million at June 30, 2010. Entities with net operating losses were able to utilize $1.9 million of these losses during fiscal 2010.

Inventory

Inventories are valued at the lower of first-in, first-out (FIFO) cost or market value. FIFO inventories recorded in our consolidated balance sheet are adjusted for an allowance covering inventories determined to be slow-moving or excess. The allowance for slow-moving and excess inventories is maintained at an amount management considers appropriate based on factors such as historical usage of the product, open sales orders and future sales forecasts. If our sales forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on gross margin and operating results. Such factors require judgment, and changes in any of these factors could result in changes to this allowance.

Pension Plans

The costs and obligations of our defined benefit pension plans are dependent on actuarial assumptions. Three critical assumptions used, which impact the net periodic pension expense (income) and two of which impact the pension benefit obligation (PBO), are the discount rate, expected return on plan assets and rate of compensation increase. The discount rate is determined based on high-quality fixed income investments that match the duration of expected benefit payments. The discount rate used to determine the present value of our future U.S. pension obligations is based on a yield curve constructed from a portfolio of high quality corporate debt securities with various maturities. Each year's expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate for U.S. pension obligations. The discount rates for our foreign pension plans are selected by using a yield curve approach or by reference to high quality corporate bond rates in those countries that have developed corporate bond markets. In those countries where developed corporate bond markets do not exist, the discount rates are selected by reference to local government bond rates with a premium added to reflect the additional risk for corporate bonds. The expected return on plan assets represents a forward projection of the average rate of earnings expected on the pension assets. We have estimated this rate based on historical returns of similarly diversified portfolios. The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans. These key assumptions are evaluated annually. Changes in these assumptions can result in different expense and liability amounts. For additional information concerning the assumptions see Note 13 of the Notes to Consolidated Financial Statements.

The effects of the indicated increase and decrease in selected assumptions for our pension plans as of June 30, 2010, assuming no changes in benefit levels and no amortization of gains or losses, is shown below (in thousands):

	Increase (Decrease) in PBO		Increase (Decrease) in Pension Expense	
	U.S. Plan	Int'l Plans	U.S. Plan	Int'l Plans
Discount rate change:				
Increase 50 basis points	$(5,491)	$(10,429)	$(277)	$(154)
Decrease 50 basis points	6,290	11,874	295	164
Expected rate of return change:				
Increase 100 basis points	N/A	N/A	493	518
Decrease 100 basis points	N/A	N/A	(493)	(518)

Other Postretirement Benefits

We have retiree health care plans that cover the majority of our U.S. employees. There are no significant postretirement health care benefit plans outside of the U.S. The health care cost trend rate assumption has a significant effect on the amount of the accumulated postretirement benefit obligation (APBO) and retiree health care benefit expense. The effects of the indicated increase and decrease in the discount rate assumption for our retiree healthcare plans as of June 30, 2010, assuming no change in benefit levels is shown below (in thousands):

	Increase (Decrease) Total Annual Service and Interest Cost	Increase (Decrease) in APBO
Increase 100 basis points:	$ 539	$ 6,778
Decrease 100 basis points:	(449)	(5,955)

Stock Options

We use the Black-Scholes option-pricing model to estimate the fair value of each option grant as of the date of grant. Expected volatilities are based on historical volatility of our common stock. We estimate the expected life of the option using historical data pertaining to option exercises and employee terminations. Separate groups of employees that have similar historical exercise behavior are considered separately for estimating the expected life. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant.

Fair Value of Financial Assets and Liabilities

The following table summarizes our financial assets and liabilities which are measured at fair value on a recurring basis and subject to the disclosure requirements of ASC 820-10 Fair Value Measurements and Disclosures, as of June 30, 2010 (in thousands):

	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale and trading securities	$33,032	$33,032	$ —	$ —
Derivative financial instruments, net	3,644	—	3,644	—

We determine the fair value of our available for sale securities based on quoted market prices (Level 1). We generally use derivatives for hedging purposes pursuant to ASC 815-10, which are valued based on Level 2 inputs in the ASC 820-10 fair value hierarchy. The fair value of our financial instruments is determined by a mark to market valuation based on forward curves using observable market prices.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired.

We perform an annual goodwill impairment analysis as of May 31, or earlier if indicators of potential impairment exist. In assessing the recoverability of goodwill, we review both quantitative as well as qualitative factors to support our assumptions with regard to fair value. Our impairment review process compares the estimated fair value of the reporting unit in which goodwill resides to our carrying value. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Components are defined as operations for which discrete financial information is available and reviewed by segment management.

The fair value of a reporting unit is estimated using a discounted cash flow model for the evaluation of impairment. The expected future cash flows are generally based on management's estimates and are determined by looking at numerous factors including projected economic conditions and customer demand, net revenue and margins, changes in competition, operating costs and new products introduced. In determining fair value, we make certain judgments. If these estimates or their related assumptions change in the future as a result of changes in strategy or market conditions, we may be required to record an impairment charge.

Although management believes its assumptions in determining the projected cash flows are reasonable, changes in those estimates could affect the evaluation.

Restructuring Costs and Asset Impairments

We have recorded charges in connection with restructuring our business. We recognize a liability for restructuring costs at fair value when the liability is incurred. The main components of our restructuring plans are related to workforce reductions and the closure and consolidation of excess facilities. Workforce-related charges are expensed and accrued when it is determined that a liability is probable, which is generally after individuals have been notified of their termination dates and expected severance payments, but under certain circumstances may be recognized upon approval of a restructuring plan by management or in future accounting periods when terminated employees continue to provide service. Plans to consolidate excess facilities result in charges for lease termination fees, future commitments to pay lease charges, net of estimated future sublease income, and adjustments to the fair value of buildings and equipment to be sold. Charges for the consolidation of excess facilities are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of buildings and equipment.

The timing of the cash expenditures associated with these charges does not necessarily correspond to the period in which the accounting charge is taken. For additional information concerning the status of our restructuring programs see Note 7 of the Notes to Consolidated Financial Statements. See also "Forward-Looking Statements."

Other-Than-Temporary Impairments (OTTI)

For available-for-sale securities, we presume an OTTI decline in value if the quoted market price of the security is 20% or more below the investment's cost basis for a continuous period of six months or more. However, the presumption of an OTTI decline in value may be overcome if there is persuasive evidence indicating that the decline is temporary in nature. For investments accounted for under the equity method, we evaluate all known quantitative and qualitative factors in addition to quoted market prices in determining whether an OTTI decline in value exists. Factors that we consider important in evaluating for a potential OTTI, include historical operating performance, future financial projections, business plans for new products or concepts and strength of balance sheet.

Impairment of Long-Lived Assets

In accordance with Statement of ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, we assess the impairment of long-lived assets, other than goodwill and trade names, including property and equipment, and identifiable intangible assets subject to amortization, whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include significant changes in the manner of our use of the asset, changes in historical trends in operating performance, changes in projected operating performance, and significant negative economic trends.

New Accounting Pronouncements

Effective September 30, 2009, we adopted ASC 105, the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles. The Codification is now the single source of authoritative GAAP for all non-governmental entities. ASC 105, which was effective July 1, 2009, changes the referencing and organization of accounting guidance. The adoption of ASC 105 will only affect how specific references to GAAP literature are disclosed in the notes to our consolidated financial statements.

We adopted ASC 805-10, Business Combinations, effective July 1, 2009. ASC 805-10 requires that acquisition-related costs are recognized separately from an acquisition and expensed as incurred and that restructuring costs are expensed in periods after the acquisition date. ASC 805-10 also requires that acquired assets and liabilities are recorded at fair value. The impact of the adoption of ASC 805-10 did not have a material impact on our consolidated financial statements.

We adopted ASC 810-10, Consolidation, effective July 1, 2009. ASC 810-10 requires interests in subsidiaries held by parties other than us to be reported separately within the equity section of the consolidated financial statements and purchases or sales of equity interests that do not result in a change of control be accounted for as equity transactions. It also requires net income attributable to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income and when a subsidiary is deconsolidated, any retained noncontrolling interest in a former subsidiary and resulting gain or loss on the deconsolidation of the subsidiary, is measured at fair value. The adoption of ASC 810-10 did not have a material impact on our consolidated financial statements.

We adopted ASC 815-10, Derivatives and Hedging, effective July 1, 2009. ASC 815-10 requires enhanced disclosures about an entity's derivative and hedging activities. The adoption of ASC 815-10 did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised consolidated financial statements. This guidance was effective immediately and we adopted these new requirements for the quarter ended March 31, 2010.

In October 2009, the FASB issued Accounting Standard Update (ASU) No. 2009-13, Revenue Recognition (Topic 605). The accounting standard update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. Specifically, this subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. ASU 2009-13 will be effective for us on July 1, 2010. We are currently evaluating the requirements of ASU 2009-13, but do not expect it to have a material impact on our consolidated financial statements.

In June 2009, the FASB expanded ASC 810-10, to provide guidance for variable interest entities (VIEs). The change modifies our approach for determining the primary beneficiary of a VIE by assessing whether we have control over such entities. This change is effective for us on July 1, 2010. We are currently evaluating the requirements of the VIE provisions of ASC 810-10, but do not expect it to have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk associated with changes in foreign currency exchange rates and interest rates.

We mitigate our foreign currency exchange rate risk principally through the establishment of local production facilities in the markets we serve. This creates a "natural hedge" since purchases and sales within a specific country are both denominated in the same currency and therefore no exposure exists to hedge with a foreign exchange forward or option contract (collectively, "foreign exchange contracts"). Natural hedges exist in most countries in which we operate, although the percentage of natural offsets, as compared with offsets that need to be hedged by foreign exchange contracts, will vary from country to country.

We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and use of foreign exchange contracts to protect or preserve the value of cash flows. No material foreign exchange contracts were in use at June 30, 2010 and 2009.

We have implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, we do not use derivative financial or commodity instruments for speculative or trading purposes, and the use of such instruments is subject to strict approval levels by senior management. Typically, the use of derivative instruments is limited to hedging activities related to specific foreign currency cash flows and net receivable and payable balances.

The translation of the financial statements of the non-North American operations is impacted by fluctuations in foreign currency exchange rates. The increase in consolidated net revenue and income from operations was impacted by the translation of our international financial statements into U.S. dollars resulting in increased net revenue of $60.2 million and increased income from operations of $6.5 million for 2010, compared with the estimated results for 2009 using the average rates for 2009.

Our $18.5 million of marketable securities at June 30, 2010 are principally invested in time deposits.

Interest rate exposure is generally limited to our marketable securities, U.S. Credit Facility and Syndicated Term Loan. We do not actively manage the risk of interest rate fluctuations. Our marketable securities mature in less than 12 months. We had $100 million outsanding on the U.S. Credit Facility with an interest rate of approximately 2.85% at June 30, 2010. The balance of our Syndicated Term Loan was approximately $33.9 million with an interest rate of approximately 1.31% at June 30, 2010.

Due to the nature of our operations, we are not subject to significant concentration risks relating to customers or products. Approximately 28% and 18% of net revenue in fiscal 2010 was derived from operations from China and Japan, respectively.

We monitor the environmental laws and regulations in the countries in which we operate. We have implemented an environmental program to reduce the generation of potentially hazardous materials during our manufacturing process and believe we continue to meet or exceed local government regulations.

Item 8. Consolidated Financial Statements and Supplementary Data

Molex Incorporated

Index to Consolidated Financial Statements

Molex Incorporated

Consolidated Balance Sheets
(In thousands)

	June 30, 2010	June 30, 2009 (as restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 376,352	$ 424,707
Marketable securities	18,508	43,234
Accounts receivable, less allowances of $43,650 at June 30, 2010 and $32,593 at June 30, 2009	734,932	528,907
Inventories	469,369	354,337
Deferred income taxes	112,531	87,424
Other current assets	64,129	68,449
Total current assets	1,775,821	1,507,058
Property, plant and equipment, net	1,055,144	1,080,417
Goodwill	131,910	128,494
Non-current deferred income taxes	94,191	99,276
Other assets	179,512	196,341
Total assets	$ 3,236,578	$ 3,011,586
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and short-term borrowings	$ 110,070	$ 224,340
Accounts payable	395,474	266,633
Accrued expenses:		
Salaries, commissions and bonuses	96,403	55,109
Restructuring	26,898	69,928
Accrual for unauthorized activities in Japan	165,815	174,804
Other	96,531	93,392
Income taxes payable	21,505	687
Total current liabilities	912,696	884,893
Other non-current liabilities	19,869	21,862
Accrued pension and other postretirement benefits	135,448	113,268
Long-term debt	183,434	30,311
Total liabilities	1,251,447	1,050,334
Commitments and contingencies		
Stockholders' equity:		
Common Stock, $0.05 par value; 200,000 shares authorized; 112,204 shares issued at June 30, 2010 and 2009	5,610	5,610
Class A Common Stock, $0.05 par value; 200,000 shares authorized; 111,839 shares issued at June 30, 2010 and 110,468 shares issued at June 30, 2009	5,592	5,523
Class B Common Stock, $0.05 par value; 146 shares authorized; 94 shares issued at June 30, 2010 and 2009	5	5
Paid-in capital	638,796	601,459
Retained earnings	2,232,445	2,261,594
Treasury stock (Common Stock, 16,644 shares at June 30, 2010 and 2009; Class A Common Stock, 33,298 shares at June 30, 2010 and 32,789 shares at June 30, 2009), at cost	(1,098,087)	(1,089,322)
Accumulated other comprehensive income	200,770	176,383
Total stockholders' equity	1,985,131	1,961,252
Total liabilities and stockholders' equity	$ 3,236,578	$ 3,011,586

See accompanying notes to consolidated financial statements.

Molex Incorporated

Consolidated Statements of Operations
(In thousands, except per share data)

	Years Ended June 30,		
	2010	2009 (as restated)	2008 (as restated)
Net revenue	$3,007,207	$2,581,841	$3,328,347
Cost of sales	2,114,584	1,925,664	2,314,112
Gross profit	892,623	656,177	1,014,235
Selling, general and administrative	610,784	586,702	665,038
Restructuring costs and asset impairments	117,139	151,531	31,247
Net loss on unauthorized activities in Japan	26,898	2,685	4,717
Goodwill impairments	—	264,140	—
Total operating expenses	754,821	1,005,058	701,002
Income (loss) from operations	137,802	(348,881)	313,233
Interest (expense) income, net	(5,416)	1,961	9,192
Other (expense) income	(897)	25,347	11,506
Total other (expense) income	(6,313)	27,308	20,698
Income (loss) before income taxes	131,489	(321,573)	333,931
Income taxes	54,559	463	118,211
Net income (loss)	$ 76,930	$ (322,036)	$ 215,720
Earnings (loss) per share:			
Basic	$ 0.44	$ (1.84)	$ 1.20
Diluted	$ 0.44	$ (1.84)	$ 1.19
Average common shares outstanding:			
Basic	173,803	174,598	180,474
Diluted	174,660	174,598	181,395

See accompanying notes to consolidated financial statements.

Molex Incorporated

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended June 30, 2010	2009 (as restated)	2008 (as restated)
Operating activities:			
Net income (loss)	$ 76,930	$(322,036)	$ 215,720
Add (deduct) non-cash items included in net income (loss):			
Depreciation and amortization	238,666	251,902	252,344
Goodwill impairment	—	264,140	—
Asset write-downs included in restructuring costs	37,296	41,376	13,599
Loss (gain) on investments	558	(143)	111
Deferred income taxes	(16,965)	(28,233)	28,786
Loss on sale of property, plant and equipment	4,092	2,478	296
Share-based compensation	27,034	26,508	24,249
Other non-cash items	20,577	(8,124)	(6,778)
Changes in assets and liabilities:			
Accounts receivable	(208,051)	201,080	478
Inventories	(117,701)	95,529	(26,240)
Accounts payable	115,869	(84,502)	34,197
Other current assets and liabilities	14,559	(22,591)	(43,771)
Other assets and liabilities	57,715	(47,486)	(13,857)
Cash provided from operating activities	250,579	369,898	479,134
Investing activities:			
Capital expenditures	(229,477)	(177,943)	(234,626)
Proceeds from sales of property, plant and equipment	3,014	9,574	14,978
Proceeds from sales or maturities of marketable securities	44,373	29,549	811,724
Purchases of marketable securities	(18,890)	(42,751)	(764,966)
Acquisitions	(10,097)	(74,789)	(42,503)
Other investing activities	(5,794)	3,274	(2,763)
Cash used for investing activities	(216,871)	(253,086)	(218,156)
Financing activities:			
Proceeds from revolving credit facility and short-term loans	154,000	245,000	139,590
Payments on revolving credit facility	(79,000)	(295,000)	(75,000)
Proceeds from issuance of long-term debt	32,647	78,060	–
Payments of long-term debt	(87,787)	(1,827)	(1,948)
Cash dividends paid	(105,984)	(99,640)	(74,598)
Exercise of stock options	4,008	1,692	16,732
Excess tax benefits from share-based compensation	—	1,693	1,677
Purchase of treasury stock	—	(76,342)	(199,583)
Other financing activities	(1,120)	(9,218)	(4,176)
Cash used for financing activities	(83,236)	(155,582)	(197,306)
Effect of exchange rate changes on cash	1,173	(12,030)	33,474
Net (decrease) increase in cash and cash equivalents	(48,355)	(50,800)	97,146
Cash and cash equivalents, beginning of year	424,707	475,507	378,361
Cash and cash equivalents, end of year	$ 376,352	$ 424,707	$ 475,507
Supplemental cash flow information:			
Interest paid	$ 6,262	$ 5,487	$ 3,599
Income taxes paid	$ 43,319	$ 83,904	$ 64,641

See accompanying notes to consolidated financial statements.

Molex Incorporated

Consolidated Statements of Stockholders' Equity

(In thousands)

	Years Ended June 30,		
	2010	2009 (as restated)	2008 (as restated)
Common stock	$ 11,207	$ 11,138	$ 11,107
Paid-in capital:			
Beginning balance	$ 601,459	$ 569,046	$ 520,037
Stock-based compensation	27,034	26,508	24,249
Exercise of stock options	9,012	4,183	22,738
Issuance of stock awards	1,291	1,586	1,743
Other	—	136	279
Ending balance	$ 638,796	$ 601,459	$ 569,046
Retained earnings:			
Beginning balance, as reported	$ 2,355,991	$ 2,785,099	$ 2,650,470
Restatement adjustments (see Note 3)	(94,397)	(93,648)	(93,931)
Beginning balance, as restated	2,261,594	2,691,451	2,556,539
Net income (loss)	76,930	(322,036)	215,720
Dividends	(106,079)	(106,110)	(80,756)
Other	—	(1,711)	(52)
Ending balance	$ 2,232,445	$ 2,261,594	$ 2,691,451
Treasury stock:			
Beginning balance	$(1,089,322)	$(1,009,021)	$ (799,894)
Purchase of treasury stock	—	(76,342)	(199,583)
Exercise of stock options	(8,765)	(3,959)	(9,544)
Other	—	—	—
Ending balance	$(1,098,087)	$(1,089,322)	$(1,009,021)
Accumulated other comprehensive income, net of tax:			
Beginning balance, as reported	$ 183,298	$ 320,615	$ 141,398
Restatement adjustments (see Note 3)	(6,915)	(6,915)	(6,982)
Beginning balance, as restated	176,383	313,700	134,416
Translation adjustments	35,482	(115,029)	165,706
Pension adjustments, net of tax	(12,459)	(22,137)	3,309
Unrealized investment gain (loss), net of tax	1,364	(151)	10,202
Ending balance	$ 200,770	$ 176,383	$ 313,633
Total stockholders' equity	$ 1,985,131	$ 1,961,252	$ 2,576,216
Comprehensive (loss) income, net of tax:			
Net income (loss)	$ 76,930	$ (322,036)	$ 215,720
Translation adjustments	35,482	(115,029)	165,706
Pension adjustments, net of tax	(12,459)	(22,137)	3,309
Unrealized investment gain, net of tax	1,364	(151)	10,202
Total comprehensive income (loss), net of tax	$ 101,317	$ (459,353)	$ 394,937

See accompanying notes to consolidated financial statements.

Molex Incorporated

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Molex Incorporated (together with its subsidiaries, except where the context otherwise requires, "we," "us" and "our") manufactures electronic components, including electrical and fiber optic interconnection products and systems, switches and integrated products in 39 manufacturing locations in 16 countries.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Molex Incorporated and our majority-owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation. Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. Investments in which we are not able to exercise significant influence over the investee are accounted for under the cost method.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions related to the reporting of assets, liabilities, net revenue, expenses and related disclosures. Actual results could differ from these estimates.

Currency Translation

Assets and liabilities of international entities are translated at period-end exchange rates and income and expenses are translated using weighted-average exchange rates for the period. Translation adjustments are included as a component of accumulated other comprehensive income.

Cash and Cash Equivalents

We consider all liquid investments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist primarily of time deposits held at non-U.S. local banks. We generally hold these instruments for a period of greater than three months, but no longer than 12 months. Marketable securities are classified as available-for-sale securities.

No mark-to-market adjustments were required during fiscal 2010, 2009 or 2008 because the carrying value of the securities approximated the market value. Proceeds from sales of available-for-sale securities, excluding maturities, during fiscal year 2008 was $194.3 million. There were no associated gains or losses on these sales. We did not liquidate any available-for-sale securities prior to maturity in fiscal 2010 and 2009.

Accounts Receivable

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria. We believe that we have little concentration of credit risk due to the diversity of our customer base. Accounts receivable, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the consolidated financial statements, assessments of collectability based on historical trends and an evaluation of the impact of current and projected economic conditions. We monitor the collectability of our accounts receivable on an ongoing basis by analyzing the aging of our accounts receivable, assessing the credit worthiness of our customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Our accounts receivable are not collateralized.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market value.

Property, Plant and Equipment

Property, plant and equipment are reported at cost less accumulated depreciation. Depreciation is primarily recorded on a straight-line basis for consolidated financial statement reporting purposes and using a combination of accelerated and straight-line methods for tax purposes.

The estimated useful lives are as follows:

Buildings	25 — 40 years
Machinery and equipment	3 — 10 years
Molds and dies	3 — 4 years

We perform reviews for impairment of long-lived assets whenever adverse events or circumstances indicate that the carrying value of an asset may not be recoverable. When indicators of impairment are present, we evaluate the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. We adjust the net book value of the underlying assets to fair value if the sum of the expected undiscounted future cash flows is less than book value.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component.

Our goodwill impairment reviews require a two-step process. The first step of the review compares the estimated fair value of the reporting unit against its aggregate carrying value, including goodwill. We estimate the fair value of our segments using the income and market methods of valuation, which includes the use of estimated discounted cash flows. Based on this analysis, if we determine the carrying value of the segment exceeds its fair value, then we complete the second step to determine the fair value of net assets in the segment and quantify the amount of goodwill impairment.

Other-Than-Temporary Impairments (OTTI)

For available-for-sale securities, we presume an OTTI decline in value if the quoted market price of the security is 20% or more below the investment's cost basis for a continuous period of six months or more. However, the presumption of an OTTI decline in value may be overcome if there is persuasive evidence indicating that the decline is temporary in nature. For investments accounted for under the equity method, we evaluate all known quantitative and qualitative factors in addition to quoted market prices in determining whether an OTTI decline in value exists. Factors that we consider important in evaluating whether a potential OTTI exists, include historical operating performance, future financial projections, business plans for new products or concepts and strength of balance sheet.

Pension and Other Postretirement Plan Benefits

Pension and other postretirement plan benefits are expensed as employees earn such benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets and future healthcare costs. We use third-party specialists to assist management in appropriately measuring the expense associated with pension and other postretirement plan benefits.

Revenue Recognition

We recognize net revenue when in the normal course of our business the following conditions are met: (i) a purchase order has been received from the customer with a corresponding order acknowledgement sent to the customer confirming delivery, price and payment terms, (ii) product has been shipped (FOB origin) or delivered (FOB destination) and title has clearly transferred to the customer or customer carrier, (iii) the price to the buyer is fixed and determinable for sales with an estimate of allowances made based on historical experience and (iv) there is reasonable assurance of collectability.

We record net revenue on a consignment sale when a customer has taken title of product which is stored in either the customer's warehouse or that of a third party.

From time to time, we will discontinue or obsolete products that we have formerly sold. When this is done, an accrual for estimated returns is established at the time of the announcement of product discontinuation or obsolescence.

We typically warrant that our products will conform to Molex specifications and that our products will be free from material defects in materials and manufacturing, and generally limit our liability to the replacement of defective parts or the cash value of replacement parts. We will not accept returned goods unless the customer makes a claim in writing and management authorizes the return. Returns result primarily from defective products or shipping discrepancies. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of net revenue.

We provide certain distributors with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. At the time of sale, we record as a reduction of net revenue a reserve for estimated inventory allowances based on a fixed percentage of sales that we authorized to distributors.

From time to time we in our sole discretion will grant price allowances to customers. At the time of sale, we record as a reduction of net revenue a reserve for estimated price allowances based on historical allowances authorized and approved solely at our discretion.

Other allowances include customer quantity and price discrepancies. At the time of sale, we record as a reduction of net revenue a reserve for other allowances based on historical experience. We believe we can reasonably and reliably estimate the amounts of future allowances.

Research and Development

Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Research and development costs are included in selling, general and administrative expenses and totaled $154.0 million, $159.2 million and $163.7 million in fiscal 2010, 2009 and 2008, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. We have operations that are subject to income and other similar taxes in foreign countries. The estimation of the income tax amounts that we record involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of the impact foreign taxes may have on domestic taxes. A valuation allowance is provided to offset deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Derivative Instruments and Hedging Activities

We use derivative instruments primarily to hedge activities related to specific foreign currency cash flows and commodity purchases. We had no material derivatives outstanding at June 30, 2010 or 2009. The net impact of gains and losses on such instruments was not material to the results of operations for fiscal 2010, 2009 and 2008.

Stock-Based Compensation

We have granted nonqualified and incentive stock options and restricted stock to our directors, officers and employees under our stock plans pursuant to the terms of such plans. We measure stock-based compensation expense based on the fair value of the award on the date of grant. We recognize compensation expense for the fair value of restricted stock grants issued based on the closing stock price on the date of grant. Compensation expense recognized on shares issued under our Employee Stock Purchase Plan is based on the value of an option to purchase shares of our stock at a 15 percent discount to the stock price.

Accounting Changes

Uncertainty in Income Taxes

We adopted the provisions of Accounting Standards Codification (ASC) 740-10, Accounting for Income Taxes, effective July 1, 2009. Among other things, ASC 740-10 requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The adoption of ASC 740-10 did not have a material impact on our statement of financial position or results of operations.

New Accounting Pronouncements

Effective September 30, 2009, we adopted ASC 105, the Financial Accounting Standards Board (the FASB) ASC and the Hierarchy of Generally Accepted Accounting Principles. The Codification is now the single source of authoritative GAAP for all non-governmental entities. ASC 105, which was effective July 1, 2009, changes the referencing and organization of accounting guidance. The adoption of ASC 105 will only affect how specific references to GAAP literature are disclosed in the notes to our consolidated financial statements.

We adopted ASC 805-10, Business Combinations, effective July 1, 2009. ASC 805-10 requires that acquisition-related costs are recognized separately from an acquisition and expensed as incurred and that restructuring costs are expensed in periods after the acquisition date. ASC 805-10 also requires that acquired assets and liabilities are recorded at fair value. The impact of the adoption of ASC 805-10 did not have a material impact on our financial statements.

We adopted ASC 810-10, Consolidation, effective July 1, 2009. ASC 810-10 requires interests in subsidiaries held by parties other than us to be reported separately within the equity section of the consolidated financial statements and purchases or sales of equity interests that do not result in a change of control be accounted for as equity transactions. It also requires net income attributable to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income and when a subsidiary is deconsolidated, any retained noncontrolling interest in a former subsidiary and resulting gain or loss on the deconsolidation of the subsidiary, is measured at fair value. The adoption of ASC 810-10 did not have a material impact on our financial statements.

We adopted ASC 815-10, Derivatives and Hedging, effective July 1, 2009. ASC 815-10 requires enhanced disclosures about an entity's derivative and hedging activities. The adoption of ASC 815-10 did not have a material impact on our financial statements.

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the quarter ended March 31, 2010.

In October 2009, the FASB issued Accounting Standard Update (ASU) No. 2009-13, Revenue Recognition (Topic 605). The accounting standard update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. Specifically, this subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. ASU 2009-13 will be effective for us on July 1, 2010. We are currently evaluating the requirements of ASU 2009-13, but do not expect it to have a material impact on our consolidated financial statements.

In June 2009, the FASB expanded ASC 810-10, to provide guidance for variable interest entities (VIEs). The change modifies our approach for determining the primary beneficiary of a VIE by assessing whether we have control over such entities. This change is effective for us on July 1, 2010. We are currently evaluating the requirements of the VIE provisions of ASC 810-10, but do not expect it to have a material impact on our consolidated financial statements.

3. Restatement of Prior Period Financial Statements

During the fourth quarter of fiscal 2010, we made the following adjustments to the historical consolidated financial statements.

- As discussed in Note 4, we recorded a liability for potential losses related to the unauthorized activities in Japan. We are restating prior period financial statements to record liabilities in the periods in which the unauthorized transactions occurred.
- During the fourth quarter of fiscal 2010, we completed a study to determine if historical tax transactions and balances had been recognized appropriately in accordance with ASC 740. We identified errors in tax-related accounts in prior periods.

Based on our analysis of these adjustments, we concluded that while the adjustments were not material to the operating results of fiscal years 2008 or 2009, there was an overstatement of stockholders' equity in the amount of $101.3 million, which represented 4.9% of total stockholders' equity as of June 30,

2009. Accordingly, we restated the fiscal 2009 and 2008 consolidated financial statements included in this filing. Quarterly results have been restated and are included in Quarterly Financial Information (See Note 21). The restated financial statements did not impact segment reporting.

The effect of the restatement on the consolidated statements of operations for the years ended June 30, 2009 and 2008 follows (in thousands):

	As Reported	Adjustments Japan	Adjustments Tax	As Restated
Year Ended June 30, 2009:				
Net loss on unauthorized activities in Japan	$ —	$ 2,685	$ —	$ 2,685
Income (loss) from operations	(346,196)	(2,685)	—	(348,881)
Income (loss) before income taxes	(318,888)	(2,685)	—	(321,573)
Income taxes	2,399	(973)	(963)	463
Net income (loss)	(321,287)	(1,712)	963	(322,036)
Earnings (loss) per share:				
Basic	(1.84)	0.01	(0.01)	(1.84)
Diluted	(1.84)	0.01	(0.01)	(1.84)
Year Ended June 30, 2008:				
Net loss on unauthorized activities in Japan	$ —	$ 4,717	$ —	$ 4,717
Income (loss) from operations	317,950	(4,717)	—	313,233
Income (loss) before income taxes	338,648	(4,717)	—	333,931
Income taxes	123,211	(1,710)	(3,290)	118,211
Net income (loss)	215,437	(3,007)	3,290	215,720
Earnings (loss) per share:				
Basic	1.19	(0.02)	0.02	1.20
Diluted	1.19	(0.02)	0.02	1.19

The effect of the restatement on the consolidated balance sheet as of June 30, 2009 follows (in thousands):

	As Reported	Adjustments Japan	Adjustments Tax	As Restated
Deferred income taxes	$ 27,939	$ 63,366	$ (3,881)	$ 87,424
Total current assets	1,447,573	63,366	(3,881)	1,507,058
Non-current deferred income taxes	89,332	—	9,944	99,276
Total assets	2,942,157	63,366	6,063	3,011,586
Income taxes payable	4,750	—	(4,063)	687
Accrual for unauthorized activities in Japan	—	174,804	—	174,804
Total current liabilities	714,152	174,804	(4,063)	884,893
Total liabilities	879,593	174,804	(4,063)	1,050,334
Retained earnings	2,355,991	(111,438)	17,041	2,261,594
Accumulated other comprehensive income	183,298	—	(6,915)	176,383
Total stockholders' equity	2,062,564	(111,438)	10,126	1,961,252
Total liabilities and stockholders' equity	2,942,157	63,366	6,063	3,011,586

The effect of the restatement on the consolidated statements of cash flows for the years ended June 30 follows (in thousands):

	As Reported	Adjustments Japan	Adjustments Tax	As Restated
2009:				
Net income (loss)	$(321,287)	$(1,712)	$ 963	$(322,036)
Deferred income taxes	(26,606)	(973)	(654)	(28,233)
Other current assets and liabilities	(24,967)	2,685	(309)	(22,591)
Cash provided from operating activities	369,898	—	—	369,898
2008:				
Net income (loss)	$ 215,437	$(3,007)	$ 3,290	$ 215,720
Deferred income taxes	31,096	(1,710)	(600)	28,786
Other current assets and liabilities	(45,798)	4,717	(2,690)	(43,771)
Cash provided from operating activities	479,134	—	—	479,134

4. Net Loss on Unauthorized Activities in Japan

As we previously reported, in April 2010, we launched an investigation into unauthorized activities in Japan. We learned that an individual working in Molex Japan's finance group obtained unauthorized loans from third party lenders, that included in at least one instance the attempted unauthorized pledge of Molex Japan facilities as security, in Molex Japan's name that were used to cover losses resulting from unauthorized trading, including margin trading, in Molex Japan's name. We also learned that the individual misappropriated funds from Molex Japan's accounts to cover losses from unauthorized trading. The individual admitted to forging documentation in arranging and concealing the transactions. We retained outside legal counsel, and they retained forensic accountants, to investigate the matter. The investigation is now substantially complete. Based on our consultation with legal counsel in Japan and the information learned from the substantially completed investigation, we intend to vigorously contest the enforceability of the outstanding unauthorized loans and any attempt by the lender to obtain payment.

At the end of the third quarter of fiscal 2010, we reported the outstanding unauthorized loans as a contingent liability of $162.2 million. Based on the results of the substantially completed investigation, we recorded for accounting purposes an accrued liability for the effect of unauthorized activities pending the resolution of these matters. In particular, we recorded cumulative net losses of $201.9 million, ($128.7 million after-tax) due to these unauthorized activities (see Note 3), which were comprised of (1) the asserted unauthorized loans outstanding as of June 30, 2010 of ¥15.0 billion ($169.7 million), (2) the payment of ¥1.0 billion ($10.8 million) of unauthorized loans on April 5, 2010, (3) misappropriated funds of ¥1.9 billion ($20.5 million), and (4) cumulative investigative costs through June 30, 2010 of $4.8 million, offset by (5) an unauthorized investment account with a balance of ¥0.4 billion ($3.9 million) as of June 30, 2010. We believe these unauthorized activities and related losses occurred from at least as early as 1988 through 2010, with approximately ¥15.4 billion ($167.4 million) occurring prior to June 30, 2007. The accrued liability for these potential net losses was ¥14.7 billion ($165.8 million) as of June 30, 2010.

To the extent we prevail in not having to pay all or any portion of the outstanding unauthorized loans, we would recognize a gain in that amount.

5. Earnings Per Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common shares outstanding, which includes stock options, during the year. A reconciliation of the basic average common shares outstanding to diluted average common shares outstanding as of June 30 follows (in thousands, except per share data):

	2010	2009 (as restated)	2008 (as restated)
Net income (loss)	$ 76,930	$(322,036)	$215,720
Basic average common shares outstanding	173,803	174,598	180,474
Effect of dilutive stock options	857	—	921
Diluted average common shares outstanding	174,660	174,598	181,395
Earnings (loss) per share:			
Basic	$ 0.44	$ (1.84)	$ 1.20
Diluted	$ 0.44	$ (1.84)	$ 1.19

Excluded from the computations above were anti-dilutive shares of 7.2 million, 9.2 million and 5.2 million in fiscal 2010, 2009 and 2008, respectively.

6. Acquisitions

During the second quarter of fiscal 2010, we completed an asset purchase of a company in China for $10.1 million and have recorded goodwill of $2.2 million. The purchase price allocation for this acquisition is preliminary and subject to revision as more detailed analysis is completed and more information about the fair value of assets and liabilities becomes available.

During fiscal 2009, we completed the acquisition of two companies and a joint venture in cash transactions approximating $74.8 million. We recorded additional goodwill of $27.9 million in connection with the acquisitions.

During fiscal 2008, we completed the acquisition of a U.S.-based company in an all cash transaction approximating $42.5 million. We recorded goodwill of $23.9 million in connection with this acquisition.

7. Restructuring Costs and Asset Impairments

Restructuring costs and asset impairments consist of the following (in thousands):

	2010	2009	2008
Severance costs	$ 79,609	$110,155	$17,648
Asset impairments	37,296	21,128	13,599
Restructuring costs	116,905	131,283	31,247
Intangible asset impairments	234	16,300	—
Other charges	—	3,948	—
Total restructuring charges and asset impairments	$117,139	$151,531	$31,247

Molex Restructuring Plans

During fiscal 2007, we undertook a multi-year restructuring plan designed to reduce costs and to improve return on invested capital in connection with a new global organization that was effective July 1, 2007. A majority of the plan related to facilities located in North America, Europe and Japan and, in general, the movement of manufacturing activities at these plants to other lower-cost facilities. Restructuring costs during fiscal 2010 were $116.9 million, consisting of $79.6 million of severance costs and $37.3 million for asset impairments. The cumulative expense since we announced the restructuring plan totals $314.8 million.

We completed our restructuring program on June 30, 2010. Management approved several actions related to this plan. The total cost estimates increased as we formulated detailed plans for the latest restructuring actions, which included a reduction from five product-focused divisions to three product-focused divisions. A portion of this plan involved cost savings or other actions that do not result in incremental expense, such as better utilization of assets, reduced spending and organizational efficiencies. This plan includes employee reduction targets throughout the company, and we expect to achieve these targets through ongoing employee attrition and terminations.

In fiscal 2010, we recognized net restructuring costs related to employee severance and benefit arrangements for approximately 1,000 employees, resulting in a charge of $79.6 million. A large part of these employee terminations resulted from plant closings in Europe. We recognized asset impairment charges of $37.3 million to write-down assets to fair value less the cost to sell.

In fiscal 2009, we recognized net restructuring costs related to employee severance and benefit arrangements for approximately 6,600 employees, resulting in a charge of $110.1 million. A large part of these employee terminations resulted from plant closings in Europe and Asia. We recognized asset impairment charges of $41.4 million to write-down assets to fair value less the cost to sell. Restructuring costs and asset impairments in fiscal 2009 included intangible asset impairments of $16.3 million due to lower projected future net revenue and profit in our Industrial business unit of our Custom & Electrical segment.

In fiscal 2008, we recognized net restructuring costs related to employee severance and benefit arrangements for approximately 900 employees, resulting in a charge of $17.6 million. A large part of these employee terminations occurred in our corporate headquarters and United States and Mexican manufacturing operations. In accordance with our planned restructuring actions, we recorded additional asset impairment charges of $13.6 million to write-down assets to fair value less the cost to sell.

A summary of the restructuring charges and asset impairments for the fiscal years ended June 30 follows (in thousands):

	2010	2009	2008
Connector:			
Severance costs	$ 64,311	$ 73,658	$ 3,154
Asset impairments	35,962	18,468	11,380
Other	—	1,750	—
Total	$100,273	$ 93,876	$14,534
Custom & Electrical:			
Severance costs	$ 11,233	$ 22,483	$ 3,144
Asset impairments	1,001	529	193
Other	—	16,300	—
Total	$ 12,234	$ 39,312	$ 3,337
Corporate and Other:			
Severance costs	$ 4,065	$ 14,014	$11,350
Asset impairments	333	2,131	2,026
Other	234	2,198	—
Total	$ 4,632	$ 18,343	$13,376
Total:			
Severance costs	$ 79,609	$110,155	$17,648
Asset impairments	37,296	21,128	13,599
Other	234	20,248	—
Total	$117,139	$151,531	$31,247

Changes in the accrued severance balance are summarized as follows (in thousands):

Balance at June 30, 2007	$ 28,196
Charges to expense	20,711
Cash payments	(31,481)
Non-cash related costs	1,368
Balance at June 30, 2008	$ 18,794
Charges to expense	110,155
Cash payments	(55,168)
Non-cash related costs	(3,897)
Balance at June 30, 2009	$ 69,884
Charges to expense	79,609
Cash payments	(117,911)
Non-cash related costs	(4,684)
Balance at June 30, 2010	$ 26,898

8. Inventories

Inventories, less allowances of $39.1 million at June 30, 2010 and $41.0 million at June 30, 2009, consisted of the following (in thousands):

	2010	2009
Raw materials	$ 86,338	$ 58,720
Work in progress	139,922	113,782
Finished goods	243,109	181,835
Total inventories	$469,369	$354,337

9. Property, Plant and Equipment

At June 30, property, plant and equipment consisted of the following (in thousands):

	2010	2009
Land and improvements	$ 69,217	$ 68,262
Buildings and leasehold improvements	705,207	692,108
Machinery and equipment	1,629,051	1,625,312
Molds and dies	743,166	761,748
Construction in progress	86,381	67,249
Total	3,233,022	3,214,679
Accumulated depreciation	(2,177,878)	(2,134,262)
Net property, plant and equipment	$ 1,055,144	$ 1,080,417

Depreciation expense for property, plant and equipment was $232.6 million, $245.5 million and $246.9 million in fiscal 2010, 2009 and 2008, respectively.

10. Goodwill

At June 30, changes to goodwill were as follows (in thousands):

	2010	2009
Beginning balance	$128,494	$ 373,623
Additions	2,791	28,605
Impairment	—	(264,140)
Foreign currency translation	625	(9,594)
Ending balance	$131,910	$ 128,494

We recorded a $93.1 million goodwill impairment charge during the second quarter of fiscal 2009 based on lower projected future net revenue and profit growth in the Transportation business unit of our Connector segment. We determined that there were indicators of impairment resulting from the sudden economic downturn and potential liquidity risk in the automotive industry. The economic downturn had a negative impact on the business unit's operating results and the potential liquidity risk extended our estimate for the industry's economic recovery. These factors resulted in lower growth and profit expectations for the business unit, which resulted in the goodwill impairment charge.

We recorded a $171.0 million goodwill impairment charge during the fourth quarter of fiscal 2009 based on lower projected future net revenue and profit growth in the Industrial business unit of our

Custom & Electrical segment. The economic downturn had a negative impact on the business unit's operating results and it became evident during the fourth quarter that the business unit's operating results were not recovering in line with the other operating segments due to our customers' global excess capacity. These factors resulted in lower growth and profit expectations for the business unit, which resulted in the goodwill impairment charge.

11. Other Intangible Assets

All of our intangible assets other than goodwill are included in other assets. Assets with indefinite lives represent acquired trade names. The value of these indefinite-lived intangible assets was $4.3 million at June 30, 2010 and June 30, 2009. During fiscal 2009, we recorded an impairment charge of $16.3 million to our indefinite lived intangible assets on lower projected future revenue and profit growth in the Industrial business unit of our Custom & Electrical segment. Intangible property assets with finite lives primarily represent customer relationships and rights acquired under technology licenses and are amortized over the periods of benefit.

The components of finite-lived intangible assets at June 30 are summarized as follows (in thousands):

	2010			2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer-related	$31,191	$ (6,193)	$24,998	$31,191	$ (4,567)	$26,624
Technology-based	23,510	(13,039)	10,471	21,403	(9,404)	11,999
License fees	8,485	(5,517)	2,968	7,660	(4,467)	3,193
Total	$63,186	$(24,749)	$38,437	$60,254	$(18,438)	$41,816

We estimate that we have no significant residual value related to our intangible assets.

During fiscal year 2010 and 2009, we recorded additions to intangible assets of $2.9 million and $9.2 million, respectively. The components of intangible assets acquired during fiscal 2010 and 2009 were as follows (in thousands):

	2010		2009	
	Gross Carrying Amount	Weighted Average Life	Gross Carrying Amount	Weighted Average Life
Customer-related	$ —	n/a	$8,600	14 years
Technology-based	2,107	8.6 years	400	5 years
License fees	825	3.2 years	150	5 years
Trade names	—	Indefinite	—	Indefinite
Total	$2,932		$9,150	

Acquired intangibles are generally amortized on a straight-line basis over weighted average lives. Intangible assets amortization expense was $6.3 million for fiscal year 2010 and 2009 and $5.5 million for fiscal 2008. The estimated future amortization expense related to intangible assets as of June 30, 2009 is as follows (in thousands):

	Amount
2011	$ 5,425
2012	5,318
2013	3,814
2014	3,130
2015 and thereafter	20,750
Total	$38,437

12. Income Taxes

Income (loss) before income taxes and minority interest for fiscal years ended June 30, is summarized as follows (in thousands):

	2010	2009 (as restated)	2008 (as restated)
United States	$ 21,985	$(215,328)	$133,969
International	109,504	(106,245)	199,962
Income (loss) before income taxes	$131,489	$(321,573)	$333,931

The components of income tax expense (benefit) for fiscal years ended June 30, follows (in thousands):

	2010	2009 (as restated)	2008 (as restated)
Current:			
U.S. Federal	$13,658	$ 5,613	$ 26,211
State	1,553	1,122	2,803
International	41,053	22,270	63,101
Total currently payable	$56,264	$ 29,005	$ 92,115
Deferred:			
U.S. Federal	$ (6,499)	$ (5,589)	$ 37,183
State	(1,460)	759	(89)
International	6,254	(23,712)	(10,998)
Total deferred	(1,705)	(28,542)	26,096
Total income tax expense	$54,559	$ 463	$118,211

Our effective tax rate differs from the U.S. federal income tax rate for the years ended June 30, as follows:

	2010	2009 (as restated)	2008 (as restated)
U.S. Federal income tax rate	35.0%	35.0%	35.0%
Permanent tax exemptions	(11.9)	0.8	(1.3)
Repatriation of foreign earnings	4.4	(1.4)	(0.5)
Tax examinations and settlements	—	—	(0.2)
Provision for tax contingencies	(2.6)	(2.5)	1.0
Valuation allowance	11.0	(8.3)	(0.3)
Reduction of benefit from share-based payments	5.9		
Change in health care legislation	2.7	—	—
Goodwill impairment	—	(30.1)	—
State income taxes, net of Federal tax benefit	0.3	(0.2)	0.8
Foreign tax rates less than U.S. Federal rate (net)	(3.2)	5.0	(5.4)
Adjustments to foreign tax credits	—	—	5.1
Other	(0.1)	1.6	1.2
Effective tax rate	41.5%	(0.1)%	35.4%

The effective tax rate for fiscal 2010 was higher than prior years due to (1) income tax expense booked during the year of $7.7 million, due primarily to the reversal of an estimated tax benefit resulting from a significant number of employee stock options that expired unexercised, (2) a charge due to legislation passed during the year which includes a provision that reduces the deductibility, for Federal income tax purposes, of retiree prescription drug benefits to the extent they are reimbursed under Medicare Part D , (3) tax losses generated in non-U.S. jurisdictions for which no tax benefit has been recognized, and (4) additional U.S. tax cost to repatriate earning from non-U.S. subsidiaries during the year The effective tax rate in fiscal 2009 was (0.1%) due primarily to charges for goodwill impairments for which no tax benefit was available and increases in tax reserves based on evaluation of certain tax positions taken.

At June 30, 2010, we had approximately $338.5 million of non-U.S. net operating loss carryforwards. Approximately 40% of the non-U.S. net operating losses can be carried forward indefinitely. The remaining losses have expiration dates over the next three to ten years.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2010 and 2009, we have recorded valuation allowances of $77.4 million and $77.3 million, respectively, against the non-U.S. net operating loss carryforwards.

The components of net deferred tax assets and liabilities as of June 30 are as follows (in thousands):

	2010	2009 (as restated)
Deferred tax assets:		
Pension and other postretirement liabilities	$ 35,056	$ 44,518
Stock option and other benefits	18,236	23,215
Capitalized research and development	7,798	12,730
Foreign tax credits	8,474	3,086
Net operating losses	101,576	93,672
Depreciation and amortization	2,633	2,887
Inventory	11,443	13,970
Restructuring	8,278	—
Accrual for unauthorized activities in Japan	73,205	69,429
Allowance for doubtful accounts	9,596	7,346
Patents	5,992	6,070
Severance	6,491	6,793
Other, net	28,179	13,793
Total deferred tax assets before valuation allowance	316,957	297,509
Valuation allowance	(80,935)	(77,399)
Total deferred tax assets	236,022	220,110
Deferred tax liabilities:		
Investments	(29,192)	(27,877)
Depreciation and amortization	—	(5,533)
Other, net	(108)	—
Total deferred tax liabilities	(29,300)	(33,410)
Total net deferred tax assets	$206,722	$186,700

The net deferred tax amounts reported in the consolidated balance sheet as of June 30 are as follows (in thousands):

	2010	2009 (as restated)
Net deferred taxes:		
Current asset	$112,531	$ 87,424
Non-current asset	94,191	99,276
Total	$206,722	$186,700

We have not provided for U.S. deferred income taxes or foreign withholding taxes on approximately $979.7 million of undistributed earnings of certain our non-U.S. subsidiaries as of June 30, 2010. These earnings are intended to be permanently invested. It is not practicable to estimate the additional income taxes that would be paid if the permanently reinvested earnings were distributed.

We are currently benefitting from preferential income tax treatment in jurisdictions including Singapore, China, Thailand, Philippines, Mexico, and Slovakia. As a result of such tax incentives, our tax expense was reduced by approximately $15.6 million during fiscal 2010. The expiration of various tax holidays is scheduled in whole or in part during fiscal 2011 through fiscal 2019. Many of these holidays may be extended when certain conditions are met or terminated if we fail to satisfy certain requirements, which could have an unfavorable tax rate impact.

We are subject to tax in U.S. federal, state and foreign tax jurisdictions. It is reasonably possible that the amount of unrecognized tax benefits that is, the aggregate tax effect of differences between tax return positions and the benefits recognized in our financial statements, will change over the next twelve months; however, we do not expect significant changes during that time. The balance of unrecognized tax benefits follows (in thousands):

	Fiscal 2010	
	June 30	July 1
Unrecognized tax benefits	$20,142	$23,509
Portion that, if recognized, would reduce tax expense and effective tax rate	20,142	23,509

A reconciliation of the beginning and ending amounts of unrecognized tax benefits follows (in thousands):

Balance as of July 1, 2009	$23,509
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	1,983
Reductions for tax positions of prior years	(5,350)
Reductions due to lapse of applicable statute of limitations	—
Balance at June 30, 2010	$20,142

We have substantially completed all U.S. federal income tax matters for tax years through 2006. The examination of U.S. federal income tax returns for 2004, 2005 and 2006 was completed during fiscal 2010. The tax years 2007 through 2009 remain open to examination by all major taxing jurisdictions to which we are subject.

It is our practice to recognize interest or penalties related to income tax matters in tax expense. As of June 30, 2010, there were no material interest or penalty amounts to accrue.

13. Profit Sharing, Pension and Post Retirement Medical Benefit Plans

Profit Sharing Plans

We provide discretionary savings and.other defined contribution plans covering substantially all of our U.S. employees and certain employees in international subsidiaries. Employer contributions to these plans of $9.4 million, $2.3 million and $17.2 million were charged to operations during fiscal 2010, 2009 and 2008, respectively.

Pension Plans

We sponsor and/or contribute to pension plans, including defined benefit plans, covering substantially all U.S. plant hourly employees and certain employees in non-U.S. subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment. Our pension obligations are measured as of June 30 for all plans. Non-U.S. plans are primarily in France, Germany, Ireland, Japan, Korea and Taiwan.

Post Retirement Medical Benefit Plans

We have retiree health care plans that cover the majority of our U.S. employees. Employees hired before January 1, 1994 may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. Employees hired after January 1, 1994 may become eligible for these benefits if they reach age 60, with age plus years of service equal to 80. The cost of retiree health care is accrued over the period in which the employees become eligible for such benefits. We continue to fund benefit costs primarily as claims are paid. We discontinued the plans in January 2009 for all employees who were not within 10 years of qualifying. There are no significant postretirement health care benefit plans outside of the U.S.

Benefit Obligation and Plan Assets

The accumulated benefit obligations as of June 30, were as follows (in thousands):

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Accumulated benefit obligation	$63,949	$49,758	$116,690	$101,084	$45,402	$36,781

The changes in the benefit obligations and plan assets for the plans described above were as follows (in thousands):

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Change in projected benefit obligation:						
Beginning benefit obligation	$54,500	$52,980	$116,781	$115,436	$36,781	$ 46,779
Service cost	2,521	2,404	5,441	5,872	1,082	1,741
Interest cost	3,799	3,612	4,183	4,319	2,486	2,883
Plan participants' contributions	—	—	131	207	919	831
Actuarial loss (gain)	13,826	(2,506)	15,871	8,834	6,179	(2,970)
Plan amendment	—	—	(217)	—	—	(11,958)
Special termination benefits	—	—	—	—	70	321
Actual expenses	—	—	(122)	(86)	—	—
Effect of curtailment or settlement	—	(1,940)	(14,362)	(13,219)	—	—
Business combination	—	—	5,199	—	—	—
Impact of Measurement Date Change	—	1,504	—	—	—	1,407
Benefits paid to plan participants	(2,871)	(1,554)	(2,043)	(2,653)	(2,115)	(2,253)
Changes in foreign currency	—	—	(3,722)	(1,929)	—	—
Ending projected benefit obligation	$71,775	$54,500	$127,140	$116,781	$45,402	$ 36,781

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Change in plan assets:						
Beginning fair value of plan assets	$48,565	$ 58,840	$46,577	$ 66,463	$ —	$ —
Actual return on plan assets	7,323	(11,707)	5,365	(14,069)	—	—
Employer contributions	3,745	4,472	12,099	14,388	1,196	1,422
Settlements	—	(1,486)	(7,663)	(12,776)	—	—
Actual expenses	—	—	(122)	(86)	—	—
Plan participants' contributions	—	—	131	207	919	831
Business combination	—	—	1,505	—	—	—
Benefits paid to plan participants	(2,871)	(1,554)	(2,043)	(2,653)	(2,115)	(2,253)
Changes in foreign currency	—	—	(3,921)	(4,897)	—	—
Ending fair value of plan assets	$56,762	$ 48,565	$51,928	$ 46,577	$ —	$ —

The funded status, the amount by which plan assets exceed (or are less than) the projected benefit obligation, was as follows (in thousands):

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Funded Status	$(15,013)	$(5,935)	$(75,212)	$(70,204)	$(45,402)	$(36,781)

The amounts recognized in the consolidated balance sheets were as follows (in thousands):

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Accrued pension and other post retirement benefits	$(15,013)	$ (5,935)	$(75,212)	$(70,204)	$(45,402)	$(36,781)
Accumulated other comprehensive income	22,798	12,894	45,271	41,932	4,869	(2,672)
Net amount recognized	$ 7,785	$ 6,959	$(29,941)	$(28,272)	$(40,533)	$(39,453)

The amounts comprising accumulated other comprehensive income before taxes were as follows (in thousands):

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Net transition liability	$ —	$ —	$ 126	$ 167	$ —	$ —
Net actuarial (gain) loss	22,787	12,880	43,099	39,215	15,280	9,804
Net prior service costs	11	14	2,046	2,550	(10,411)	(12,476)
Defined benefit plans, net	$22,798	$12,894	$45,271	$41,932	$ 4,869	$ (2,672)

The net loss recognized in other comprehensive income was $20.5 million in fiscal 2010.

Assumptions

Weighted average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Discount rate	5.7%	7.0%	3.1%	3.8%	5.5%	6.9%
Rate of compensation increase	3.5%	3.5%	3.1%	3.4%	—	—
Health care cost trend	—	—	—	—	8.5%	9.0%
Ultimate health care cost trend	—	—	—	—	5.0%	5.0%
Years of ultimate rate	—	—	—	—	2017	2017

For the postretirement medical benefit plan, a one-percentage point change in the assumed health care cost trend rates would have the following effect (in thousands):

	2010	2009	2008
Effect on total service and interest cost:			
Increase 100 basis points	$ 539	$ 708	$ 1,219
Decrease 100 basis points	(449)	(588)	(968)
Effect on benefit obligation:			
Increase 100 basis points	$ 6,778	$ 4,882	$ 7,987
Decrease 100 basis points	(5,955)	(4,095)	(6,452)

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009	2010	2009
Discount rate	7.0%	6.9%	3.8%	4.0%	6.9%	6.9%
Expected return on plan assets	8.3%	8.3%	5.6%	5.8%	—	—
Rate of compensation increase	3.5%	3.7%	3.4%	3.4%	—	—
Health care cost trend	—	—	—	—	8.5%	9.0%
Ultimate health care cost trend	—	—	—	—	5.0%	5.0%
Years of ultimate rate	—	—	—	—	2017	2017

The discount rate is determined based on high-quality fixed income investments that match the duration of expected benefit payments. The discount rate used to determine the present value of our future U.S. pension obligations is based on a yield curve constructed from a portfolio of high quality corporate debt securities with various maturities. Each year's expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate for U.S. pension obligations. The discount rates for our foreign pension plans are selected by using a yield curve approach or by reference to high quality corporate bond rates in those countries that have developed corporate bond markets. In those countries where developed corporate bond markets do not exist, the discount rates are selected by reference to local government bond rates with a premium added to reflect the additional risk for corporate bonds. The expected return on plan assets noted above represents a forward projection of the average rate of earnings expected on the pension assets. We estimated this rate based on historical returns of similarly diversified portfolios.

The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.

Net Periodic Benefit Cost

The components of net periodic benefit cost for our plans consist of the following for the years ended June 30 (in thousands):

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Postretirement Medical Benefits		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Service cost	$ 2,521	$ 2,404	$ 3,380	$ 5,441	$ 5,872	$ 5,783	$ 1,082	$ 1,741	$2,923
Interest cost	3,799	3,612	3,683	4,182	4,319	4,222	2,486	2,883	3,106
Expected return on plan assets	(4,497)	(4,789)	(4,652)	(2,627)	(3,345)	(4,306)	—	—	—
Amortization of prior service cost	3	4	4	224	257	232	(2,065)	(1,354)	(667)
Amortization of unrecognized transition obligation	—	—	—	37	40	43	—	—	—
Recognized actuarial losses	1,010	—	—	1,692	647	362	702	818	1,257
Curtailment or settlement loss (gain)	82	158	(2,356)	(2,006)	3,606	(3,209)	70	(3,702)	132
Net periodic benefit cost	$ 2,918	$ 1,389	$ 59	$ 6,943	$11,396	$ 3,127	$ 2,275	$ 386	$6,751

The amount of accumulated other comprehensive income that was reclassified as a component of net period benefit cost in fiscal 2010 was $1.6 million. The amount in accumulated other comprehensive income that is expected to be recognized as a component of net periodic benefit cost in fiscal 2011 is $3.1 million.

Plan Assets

Our overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risks at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes with a focus on total return. The target U.S. pension asset allocation is 67%

public equity investments and 33% fixed income investments. The fair value our pension plan assets at June 30, 2010 by asset category are as follows:

	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Plans:				
Cash and marketable securities	$ 863	$ 863	$ —	$ —
Equity				
Domestic large-cap	11,229	11,229	—	—
Domestic small-cap	7,545	7,545	—	—
International large-cap	10,233	10,233	—	—
Emerging markets growth	3,017	3,017	—	—
Other	5,398	5,398	—	—
Fixed Income				
Domestic corporate bonds'	7,571	7,571	—	—
International corporate bonds'	4,704	4,704	—	—
Other	6,203	6,203	—	—
Non-U.S. Plans:				
Cash and marketable securities	$ 9,338	$ 9,338	$ —	$ —
Equity				
Domestic large-cap	5,640	5,640	—	—
International large-cap	17,540	17,540	—	—
Fixed Income				
International government bonds	14,461	14,461	—	—
Other	42	42	—	—
Real estate	1,000	—	1,000	—
Other (insurance contracts)	3,906	2,353	—	1,553

The following table summarizes the changes in Level 3 pension benefits plan assets measured at fair value on a recurring basis for the period ended June 30, 2010 (in thousands):

	Fair Value at July 1, 2009	Return on Plan Assets	Net Purchases/ Sales	Net Transfers Into/(Out of) Level 3	Fair Value at June 30, 2010
Asset Category					
Insurance contracts	$1,298	$143	$112	$ —	$1,553

Funding Expectations

Expected funding for the U.S. pension plan and other postretirement benefit plans for fiscal 2011 is approximately $3.0 million and $1.4 million, respectively. Expected funding for the non-U.S. plans during fiscal 2011 is approximately $11.9 million.

Estimated Future Benefit Payments

The total benefits to be paid from the U.S. and non-U.S. pension plans and other postretirement benefit plans are not expected to exceed $12.9 million in any year through 2020.

Significant Concentrations of Risk.

Significant concentrations of risk in our plan assets relate to equity and interest rate risk. In order to ensure assets are sufficient to pay benefits, a portion of plan assets is allocated to equity investments that are expected over time to earn higher returns with more volatility than fixed income investments which more closely match pension liabilities. Within equities, risk is mitigated by constructing a portfolio that is broadly diversified by geography, market capitalization, manager mandate size, investment style and process.

In order to minimize asset volatility relative to the liabilities, a portion of plan assets are allocated to fixed income investments that are exposed to interest rate risk. Rate increases generally will result in a decline in fixed income assets while reducing the present value of the liabilities. Conversely, rate decreases will increase fixed income assets, partially offsetting the related increase in the liabilities.

Curtailments

In fiscal 2010, we recognized a $3.8 million pension curtailment gain related to a plant closing in Europe and $1.8 million pension curtailment expenses related to a plant closing in Japan.

In fiscal 2009, we recognized a $1.6 million reduction in cost of sales and a $2.1 million reduction in selling, general and administrative expense due mainly to a curtailment adjustment in our postretirement benefit plan as a result of reducing the number of employees eligible for retiree medical coverage. Separately, we also recognized in fiscal 2009 $3.8 million in restructuring costs resulting from curtailment and settlement adjustments for the early termination of participants in connection with the ongoing restructuring plan.

14. Debt

Total debt consisted of the following at June 30:

	Average Interest Rate	Maturity	2010	2009
Long-term debt:				
U.S. Credit Facility	2.85%	2012	$100,000	$ 25,000
Unsecured bonds and term loans	1.31 - 1.65%	2012 - 2013	81,431	—
Mortgages, industrial development bonds and other debt	5.90 - 7.80%	2012 - 2013	2,003	5,311
Total long-term debt			183,434	30,311
Current portion of long-term debt and short-term borrowings:				
Unsecured bonds, term loans and short-term credit line	1.31 - 1.65%		104,359	208,007
Other short-term borrowings, including capital leases	4.86%		5,711	16,333
Total current portion of long-term debt and short-term Borrowings			110,070	224,340
Total debt			$293,504	$254,651

In March 2010, Molex Japan entered into a ¥3 billion syndicated term loan for three years, with interest rates equivalent to 6 month Tokyo Interbank Offered Rate (TIBOR) plus 75 basis points and scheduled principal payments of ¥0.5 billion every 6 months.

In September 2009, Molex Japan issued unsecured bonds totaling ¥10 billion with a term of three years, an interest rate of approximately 1.65% and scheduled principal payments of ¥1.6 billion every 6 months.

In June 2009, we entered into a $195.0 million committed, unsecured, three-year revolving credit facility in the United States, amended in January 2010, that matures in June 2012 (the "U.S. Credit Facility"). Borrowings under the U.S. Credit Facility bear interest at a fluctuating interest rate (based on London InterBank Offered Rate) plus an applicable percentage based on our consolidated leverage. The applicable percentage was 250 basis points as of June 30, 2010. On up to two occasions we may, at our option, increase the credit line by an amount not to exceed $75.0 million upon satisfaction of certain conditions. The instrument governing the U.S. Credit Facility contains customary covenants regarding liens, debt, substantial asset sales and mergers, dividends and investments. The U.S. Credit Facility also requires us to maintain financial covenants pertaining to, among other things, our consolidated leverage, fixed charge coverage and liquidity. As of June 30, 2010, we were in compliance with these covenants and had outstanding borrowings of $100.0 million. We obtained waiver letters from the participating banks for any default of the U.S. Credit Facility arising from the restatement caused by unauthorized activities in Japan.

Certain assets, including land, buildings and equipment, secure a portion of our long-term debt. Principal payments on long-term debt obligations are due as follows: fiscal 2012, $147.7 million; fiscal 2013, $33.9 million; fiscal 2014, $1.8 million.

We had available lines of credit totaling $205.8 million at June 30, 2010 expiring between 2010 and 2013.

15. Operating Leases

We rent certain facilities and equipment under operating lease arrangements. Some of the leases have renewal options. Future minimum lease payments are presented below (in thousands):

Year ending June 30:	
2011	$15,138
2012	8,836
2013	4,369
2014	3,023
2015	2,844
2016 and thereafter	3,497
Total lease payments	$37,707

Rental expense was $13.5 million, $10.6 million and $10.9 million in fiscal 2010, 2009 and 2008, respectively.

16. Fair Value Measurements

Effective July 1, 2008, we adopted ASC 820-10 Fair Value Measurements and Disclosures,(ASC 820-10) for financial assets and liabilities recognized or disclosed on a recurring basis. The purpose of ASC 820-10 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The adoption of this statement had no effect on our consolidated financial statements and resulted only in increased disclosures.

In accordance with ASC 820-10, fair value measurements are classified under the following hierarchy:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices substantiated by market data and observable, either directly or indirectly for the asset or liability. This includes quoted prices for similar assets or liabilities in active markets.
- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

The following table summarizes our financial assets and liabilities which are measured at fair value on a recurring basis and subject to the disclosure requirements of ASC 820-10 as of June 30, 2010 (in thousands):

	Total Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale and trading securities	$33,032	$33,032	$ —	$ —
Derivative financial instruments, net	3,644	—	3,644	—

We determine the fair value of our available-for-sale securities based on quoted market prices (Level 1). We generally use derivatives for hedging purposes pursuant to ASC 815-10, which are valued based on Level 2 inputs in the ASC 820 fair value hierarchy. The fair value of our financial instruments is determined by a mark-to-market valuation based on forward curves using observable market prices.

17. Capital Stock

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50% of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters submitted to a vote of the stockholders, other than the election of directors, must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, which requires stockholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2010.

The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted. Our Class B Common Stock outstanding has remained at 94,255 shares during the three years ended June 30, 2010.

The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon if, as and when declared by the Board of Directors or in any assets available upon our liquidation or dissolution.

Changes in common stock for the years ended June 30 follows (in thousands):

	Common Stock		Class A Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at June 30, 2007	111,730	$5,587	108,562	$5,428	36,337	$ 799,894
Exercise of stock options	457	23	1,210	60	376	9,543
Purchase of treasury stock	—	—	—	—	7,979	199,584
Issuance of stock awards	—	—	10	1	—	—
Other	8	—	59	3	—	—
Outstanding at June 30, 2008	112,195	$5,610	109,841	$5,492	44,692	$1,009,021
Exercise of stock options	—	—	539	27	234	3,959
Purchase of treasury stock	—	—	—	—	4,507	76,342
Issuance of stock awards	—	—	7	—	—	—
Other	9	—	81	4	—	—
Outstanding at June 30, 2009	112,204	$5,610	110,468	$5,523	49,433	$1,089,322
Exercise of stock options	—	—	1,293	65	509	8,765
Purchase of treasury stock	—	—	—	—	—	—
Issuance of stock awards	—	—	1	—	—	—
Other	—	—	77	4	—	—
Outstanding at June 30, 2010	112,204	$5,610	111,839	$5,592	49,942	$1,098,087

18. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income for the fiscal years ended June 30 follows (in thousands):

	2010	2009 (as restated)
Foreign currency translation adjustments	$255,383	$213,944
Non-current deferred tax asset	16,962	14,058
Accumulated transition obligation	(126)	(167)
Accumulated prior service credit	8,354	9,912
Accumulated actuarial net loss	(81,167)	(61,899)
Unrealized gains on investments	1,364	535
Total	$200,770	$176,383

19. Stock Incentive Plans

Share-based compensation is comprised of expense related to stock options and stock awards. Share-based compensation cost was $27.0 million, $26.5 million and $24.2 million for fiscal 2010, 2009 and 2008, respectively. The income tax benefits related to share-based compensation were $9.9 million, $9.7 million and $8.5 million for fiscal 2010, 2009 and 2008, respectively.

Stock Options

For fiscal 2010 and 2009, stock options that we grant to employees who are not executive officers ("non-officer employees") are options to purchase Class A Common Stock at an exercise price that is 100% of the fair market value of the stock on the grant date. These grants generally vest 25% per year beginning the first anniversary date of the grant with a term of 10 years.

Prior to fiscal 2009, stock options granted to non-officer employees were options to purchase Class A Common Stock at an exercise price that was generally 50% of the fair market value of the stock on the grant date. These grants generally vest 25% per year beginning the first anniversary date of the grant with a term of five years. Discounted stock options to U.S.-based non-officer employees are automatically exercised on the vesting date.

The stock options that are approved for grant to executive officers and directors are generally options to purchase Class A Common Stock at an exercise price that is 100% of the fair market value of the stock on the grant date. These grants generally vest 25% per year beginning the first anniversary date of the award with a term of 10 years. The total number of shares authorized for stock option grants to employees, executive officers and directors is 30.0 million.

Stock option transactions are summarized as follows (exercise price represents a weighted-average, shares in thousands):

	Shares	Exercise Price
Outstanding at June 30, 2007	10,219	$20.98
Granted	1,728	17.63
Exercised	(1,433)	15.91
Forfeited or expired	(1,111)	27.81
Outstanding at June 30, 2008	9,403	$20.38
Granted	2,573	17.95
Exercised	(343)	12.27
Forfeited or expired	(815)	23.32
Outstanding at June 30, 2009	10,818	$19.83
Granted	1,095	15.98
Exercised	(829)	12.76
Forfeited or expired	(2,186)	22.56
Outstanding at June 30, 2010	8,898	$19.27
Exercisable at June 30, 2010	3,784	$23.02

At June 30, 2010, exercisable options had an aggregate intrinsic value of $1.5 million with a weighted-average remaining contractual life of 2.3 years. In addition, there were 4.9 million options expected to vest, after consideration of expected forfeitures, with an aggregate intrinsic value of $6.4 million. Total options outstanding had an aggregate intrinsic value of $8.1 million with a weighted-average remaining contractual life of 4.1 years. The total intrinsic value of options exercised during fiscal 2010, 2009 and 2008 was $4.2 million, $1.7 million and $14.5 million, respectively.

We use the Black-Scholes option-pricing model to estimate the fair value of each option grant as of the date of grant. Expected volatilities are based on historical volatility of our common stock. We estimate the expected life of the option using historical data pertaining to option exercises and employee terminations. Separate groups of employees that have similar historical exercise behavior are considered separately for estimating the expected life. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant. The estimated weighted-average fair values of and related assumptions for options granted were as follows:

	2010	2009	2008
Weighted-average fair value of options granted:			
At market value of underlying stock	$ 4.49	$ 3.91	$ 6.22
At less than market value of underlying stock	n/a	$10.73	$11.36
Assumptions:			
Dividend yield	3.82%	3.61%	1.95%
Expected volatility	35.62%	32.33%	27.44%
Risk-free interest rate	3.70%	2.53%	3.55%
Expected life of option (years)	7.94	5.37	4.14

At June 30, 2010, there were options outstanding to purchase 0.1 million shares of Common Stock and 8.8 million shares of Class A Common Stock.

Stock Awards

Stock awards are generally comprised of stock units that are convertible into shares of Class A Common Stock. Generally, these grants vest 25% per year over four years beginning the first anniversary date of the award. Stock awards transactions are summarized as follows (shares in thousands):

	Shares	Fair Market Value
Nonvested shares at June 30, 2007	541	$27.08
Granted	295	22.82
Vested	(233)	26.47
Forfeited	(32)	26.80
Nonvested shares at June 30, 2008	571	$25.14
Granted	944	19.48
Vested	(196)	25.26
Forfeited	(23)	23.38
Nonvested shares at June 30, 2009	1,296	$21.03
Granted	587	15.97
Vested	(464)	22.14
Forfeited	(48)	23.97
Nonvested shares at June 30, 2010	1,371	$18.47

At June 30, 2010, there was $21.2 million of total unrecognized compensation cost related to the above nonvested stock awards. We expect to recognize the cost of these stock awards over a weighted-average period of 2.6 years. The total fair value of shares vested during fiscal 2010, 2009 and 2008 was $10.2 million, $5.0 million and $6.2 million, respectively.

Directors' Deferred Compensation Plan

Our non-employee directors are eligible to participate in a deferred compensation plan under which they may elect on a yearly basis to defer all or a portion of the following year's compensation. A participant may elect to have the deferred amount (a) accrue interest during each calendar quarter at a rate equal to the average six month Treasury Bill rate in effect at the beginning of each calendar quarter, or (b) credited as stock "units" whereby each unit is equal to one share of Common Stock. The cumulative amount that is deferred for each participating director is subject to the claims of our general creditors.

If a non-employee director elects to have his or her compensation deferred as stock units, the compensation earned for a given quarter is converted to stock units at the closing price of common stock on the date the compensation would otherwise be paid. Stock units are distributed in shares of common stock.

20. Segment and Related Information

We have two global product reportable segments: Connector and Custom & Electrical. The reportable segments represent an aggregation of three operating segments.

- The Connector segment designs and manufactures products for high-speed, high-density, high signal-integrity applications as well as fine-pitch, low-profile connectors for the consumer and commercial markets. It also designs and manufactures products that withstand environments such as heat, cold, dust, dirt, liquid and vibration for automotive and other transportation applications.
- The Custom & Electrical segment designs and manufactures integrated and customizable electronic components across all industries that provide original, differentiated solutions to customer requirements. It also leverages expertise in the use of signal, power and interface technology in industrial automation and other harsh environment applications.

Information by segment for the years ended June 30 is summarized as follows (in thousands):

	Connector	Custom & Electrical	Corporate & Other	Total
2010:				
Net revenue from external customers	$2,177,014	$ 828,905	$ 1,288	$3,007,207
Income (loss) from operations(1)	123,980	111,083	(97,261)	137,802
Depreciation & amortization	189,937	33,421	15,308	238,666
Capital expenditures	203,095	15,678	10,704	229,477
2009:				
Net revenue from external customers	$1,789,139	$ 790,601	$ 2,101	$2,581,841
Income (loss) from operations(1)(2)	(125,604)	(152,443)	(70,834)	(348,881)
Depreciation & amortization	201,303	33,283	17,316	251,902
Capital expenditures	144,176	18,613	15,154	177,943
2008:				
Net revenue from external customers	$2,377,584	$ 941,365	$ 9,398	$3,328,347
Income (loss) from operations(2)	317,596	94,076	(98,439)	313,233
Depreciation & amortization	201,677	35,495	15,172	252,344
Capital expenditures	180,889	22,705	31,032	234,626

(1) Operating results include the following charges (in thousands):

	Connector	Custom & Electrical	Corporate & Other	Total
Fiscal 2010:				
Restructuring costs and asset impairments	$100,273	$ 12,234	$ 4,398	$116,905
Fiscal 2009:				
Restructuring costs and asset impairments	$ 93,876	$ 23,012	$18,343	$135,231
Goodwill impairments	93,140	171,000	—	264,140
Intangible asset impairments	—	16,300	—	16,300

(2) Income (loss) from operations was restated to reflect the impact of unauthorized activities in Japan (see Note 4). The effect of this restatement is included in corporate and other.

Corporate & Other includes expenses primarily related to corporate operations that are not allocated to segments such as executive management, human resources, legal, finance and information technology. We also include in Corporate & Other the assets of certain plants that are not specific to a particular division.

Customer net revenue and net property, plant and equipment by significant foreign country are summarized as follows (in thousands):

	2010	2009	2008
Customer net revenue:			
United States	$568,839	$535,079	$888,941
Japan	541,126	444,043	517,087
China	833,759	613,743	735,657
Net property, plant and equipment:			
United States	$271,018	$274,840	$296,843
Japan	264,477	272,753	299,447
China	274,642	233,487	231,764

Segment assets, which are comprised of accounts receivable, inventory and fixed assets, are summarized as follows for the years ended June 30 (in thousands):

	Connector	Custom & Electrical	Corporate & Other	Total
2010	$1,720,866	$437,614	$100,965	$2,259,445
2009	1,388,110	$390,906	$184,645	$1,963,661

The reconciliation of segment assets to consolidated total assets at June 30 follows (in thousands):

	2010	2009 (as restated)
Segment assets	$2,259,445	$1,963,661
Other current assets	571,520	563,131
Other non current assets	405,613	422,556
Consolidated total assets	$3,236,578	$3,011,586

21. Quarterly Financial Information (Unaudited)

The following is a condensed summary of our unaudited quarterly results of operations and quarterly earnings per share data for fiscal 2010 (in thousands, except per share data):

	First Quarter (as restated)	Second Quarter (as restated)	Third Quarter (as restated)	Fourth Quarter
Net revenue	$674,033	$729,576	$756,294	$847,304
Gross profit	191,419	212,536	235,730	252,938
Net (loss) income	(15,136)	13,840	38,447	39,779
Basic (loss) earnings per share	(0.09)	0.08	0.22	0.23
Diluted (loss) earnings per share	(0.09)	0.08	0.22	0.23

The following is a condensed summary of our unaudited quarterly results of operations and quarterly earnings per share data for fiscal 2009 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (as restated)
Net revenue	$838,985	$666,728	$505,539	$ 570,589
Gross profit	249,472	176,072	93,396	137,237
Net income (loss)	44,297	(87,244)	(58,600)	(220,489)
Basic earnings (loss) per share	0.25	(0.50)	(0.34)	(1.25)
Diluted earnings (loss) per share	0.25	(0.50)	(0.34)	(1.25)

During fiscal 2010 and 2009, we recognized restructuring expenses related to our restructuring plan, goodwill impairment charges and asset impairment charges (see Notes 7 and 10). The table below summarizes the impact on net income of these items on each of the quarters during fiscal 2010 and 2009 (in thousands):

	Restructuring Costs and Asset Impairment	Goodwill Impairments
Fiscal 2010:		
First quarter	$38,547	$ —
Second quarter	22,154	—
Third quarter	7,440	—
Fourth quarter	24,694	—
Fiscal 2009:		
First quarter	$15,666	$ —
Second quarter	29,899	93,140
Third quarter	34,009	—
Fourth quarter	32,224	171,000

The following table provides a reconciliation of the restatement by quarter (in thousands):

	As Reported	Adjustments Japan	Adjustments Tax	As Restated
Third quarter ended March 31, 2010				
Net income	$ 23,826	$14,621	$ —	38,447
Earnings per share:				
Basic	0.14	0.08	—	0.22
Diluted	0.14	0.08	—	0.22
Second quarter ended December 31, 2009				
Net income (loss)	$ 19,286	$ (5,446)	$ —	$ 13,840
Earnings (loss) per share:				
Basic	0.11	(0.03)	—	0.08
Diluted	0.11	(0.03)	—	0.08
First quarter ended September 30, 2009				
Net income (loss)	$ (11,595)	$ (3,541)	$ —	$ (15,136)
Earnings (loss) per share:				
Basic	(0.07)	(0.02)	—	(0.09)
Diluted	(0.07)	(0.02)	—	(0.09)
Fourth quarter ended June 30, 2009				
Net income (loss)	$(219,740)	$ (1,712)	$ 963	$(220,489)
Earnings (loss) per share:				
Basic	(1.27)	0.01	(0.01)	(1.27)
Diluted	(1.27)	0.01	(0.01)	(1.27)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Molex Incorporated

We have audited the accompanying consolidated balance sheets of Molex Incorporated as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the financial statement schedule listed in the Index of Part IV, Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molex Incorporated at June 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its financial statements as of June 30, 2009 and for each of the two years in the period then ended relating to a fraud matter in Japan and accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Molex Incorporated's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 3, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
August 3, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Molex Incorporated

We have audited Molex Incorporated's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Molex Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Molex Incorporated maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Molex Incorporated as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010 of Molex Incorporated and our report dated August 3, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
August 3, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required in accordance with Rule 13a-14 under the Securities Exchange Act of 1934, as amended (the Exchange Act). This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. Immediately preceding Part II, Item 9 of this Form 10-K is the report of Ernst & Young LLP, our independent registered public accounting firm, regarding its audit of our internal control over financial reporting and of management's assessment of internal control over financial reporting set forth below in this section. This section should be read in conjunction with the certifications and the Ernst & Young report for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation (pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act")), under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report.

These disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that this information is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. Under management's supervision, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2010.

Immediately preceding Part II, Item 9 of this Form 10-K is the report of Ernst & Young LLP, our independent registered public accounting firm, regarding its audit of our internal control over financial reporting and of management's assessment of internal control over financial reporting set forth below in this section. This section should be read in conjunction with the certifications and the Ernst & Young report for a more complete understanding of the topics presented.

Changes in Internal Control over Financial Reporting

We have concluded that certain the design of internal controls was appropriate but the operational effectiveness as it relates to internal control in Japan was compromised by the individual who was responsible for the unauthorized activities in Japan. To address internal controls related to the unauthorized activities in Japan, we removed the individual who was responsible for these unauthorized activities. We have also taken the following actions during the fourth quarter of fiscal 2010: implemented a controller oversight function in Molex Japan with a member of corporate finance management; increased monitoring controls from corporate finance and executive management; expanded internal controls testing; and required all finance employees to review and recertify our Code of Business Conduct.

In addition, during the fiscal year, we completed a study to determine if historical tax transactions and balances had been recognized appropriately in accordance with ASC 740 and created a management level position responsible for ASC 740 compliance.

There were no other changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by intentionally falsified documentation, by collusion of two or more individuals within Molex or third parties, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all employees, officers and directors. The Code of Business Conduct incorporates our policies and guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. We have also adopted a Code of Ethics for Senior Financial Management applicable to our chief executive officer, chief financial officer, chief accounting officer and other senior financial managers. The Code of Ethics sets out our expectations that financial management produce full, fair, accurate, timely and understandable disclosure in our filings with the SEC and other public communications. We intend to post any amendments to or waivers from the Codes on our web site at www.molex.com.

The full text of each Code is published on the investor relations page of our web site at www.molex.com.

The information under the captions "Item 1 — Election of Directors," "Board Independence," "Board and Committee Information," "Board Leadership Structure," "Corporate Governance Principles," "Risk Oversight" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2010 Proxy Statement for the Annual Meeting of Stockholders ("2010 Proxy Statement") is incorporated herein by reference. The information called for by Item 401 of Regulation S-K relating to the Executive Officers is furnished in Part I, Item 1 of this Form 10-K and is also incorporated herein by reference in this section.

Item 11. Executive Compensation

The information under the captions "Compensation Discussion and Analysis," "Compensation of Directors," "Report of the Compensation Committee" and "Executive Compensation" in our 2010 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the captions "Security Ownership of Directors and Executive Officers" and "Security Ownership of More than 5% Shareholders" in our 2010 Proxy Statement is incorporated herein by reference.

We currently maintain equity compensation plans that provide for the issuance of Molex stock to directors, executive officers and other employees. The following table sets forth information regarding outstanding options and shares available for future issuance under these plans as of June 30, 2010.

	(a) Number of shares to be issued upon exercise of outstanding options		(b) Weighted-average exercise price of outstanding options		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))	
Plan Category	Common Stock	Class A Stock	Common Stock	Class A Stock	Common Stock	Class A Stock
Equity compensation plans approved by stockholders	93,750	10,175,256	$28.32	$16.59	—	10,652,369
Equity compensation plans not approved by stockholders	—	—	—	—	—	—

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the captions "Corporate Governance — Board Independence," and "Transactions with Related Persons," in our 2010 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information under the captions "Audit Matters — Independent Auditor's Fees" and "Audit Matters — Policy on Audit Committee Pre-Approval of Services" in our 2010 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements: See Item 8.
2. Financial Statement Schedule: See Schedule II — Valuation and Qualifying Accounts.

All other schedules are omitted because they are inapplicable, not required under the instructions, or the information is included in the consolidated financial statements or notes thereto.

Separate financial statements for the Company's unconsolidated affiliated companies, accounted for by the equity method, have been omitted because they do not constitute significant subsidiaries.

3. Exhibits: Exhibits listed on the accompanying Index to Exhibits are filed or incorporated herein as part of this annual report on Form 10-K.

Molex Incorporated

Schedule II — Valuation and Qualifying Accounts
For the Years Ended June 30, 2010, 2009, and 2008
(in thousands)

	Balance at Beginning of Period	Charges to Income	Write-Offs	Other/ Currency Translation	Balance at End of Period
Receivable Reserves:					
Year ended 2010	$32,593	$85,979	$(76,009)	$ 1,087	$43,650
Year ended 2009	$40,243	$83,696	$(89,794)	$(1,552)	$32,593
Year ended 2008	$31,064	$69,020	$(62,520)	$ 2,679	$40,243
Inventory Reserves:					
Year ended 2010:					
Slow and Excess	$38,181	$ 8,697	$(12,168)	$ 309	$35,019
Other	2,871	1,462	—	(188)	4,145
Total	$41,052	$10,159	$(12,168)	$ 121	$39,164
Year ended 2009:					
Slow and Excess	$39,395	$21,607	$(21,492)	$(1,329)	$38,181
Other	3,407	(92)	—	(444)	2,871
Total	$42,802	$21,515	$(21,492)	$(1,773)	$41,052
Year ended 2008:					
Slow and Excess	$39,956	$15,453	$(16,946)	$ 932	$39,395
Other	2,771	488	—	148	3,407
Total	$42,727	$15,941	$(16,946)	$ 1,080	$42,802
Deferred tax asset valuation allowance:					
Year ended 2010	$77,399	$14,443	$ (4,601)	$(6,306)	$80,935
Year ended 2009	$38,289	$39,110	$ —	$ —	$77,399
Year ended 2008	$39,366	$ —	$ (1,077)	$ —	$38,289

Molex Incorporated

Index of Exhibits

Exhibit Number	Description	Location
3.1	Certificate of Incorporation (as amended and restated)	Incorporated by reference to Exhibit 3.1 to our annual report on Form 10-K for the year ended June 30, 2000. (File No. 000-07491)
3.2	By-laws (as amended and restated)	Incorporated by reference to Exhibit 3.1(ii) to our Form 8-K filed on November 19, 2007. (File No. 000-07491)
4	Instruments defining rights of security holders	See Exhibit 3.1
10.1	Foreign Service Employees Policies and Procedures	Incorporated by reference to Exhibit 10.15 to our quarterly report on Form 10-Q for the period ended March 31, 2005. (File No. 000-07491)
10.2	Employment Offer Letter to David D. Johnson	Incorporated by reference to Exhibit 10.18 to our quarterly report on Form 10-Q for the period ended March 31, 2005. (File No. 000-07491)
10.3	Deferred Compensation Agreement between Molex and Frederick A. Krehbiel	Incorporated by reference to Exhibit 10.12 to our quarterly report on Form 10-Q for the period ended March 31, 2005. (File No. 000-07491)
10.4	Deferred Compensation Agreement between Molex and John H. Krehbiel, Jr.	Incorporated by reference to Exhibit 10.13 to our quarterly report on Form 10-Q for the period ended March 31, 2005. (File No. 000-07491)
10.5	2005 Molex Supplemental Executive Retirement Plan	Incorporated by reference to Exhibit 10.5 to our annual report on Form 10-K for the year ended June 30, 2008. (File No. 000-07491)
10.6	Molex Executive Deferred Compensation Plan	Incorporated by reference to Exhibit 10.6 to our annual report on Form 10-K for the year ended June 30, 2008. (File No. 000-07491)
10.7	Summary of Non-Employee Director Compensation	Incorporated by reference to Exhibit 10.7 to our annual report on Form 10-K for the year ended June 30, 2008. (File No. 000-07491)
10.8	Molex Outside Directors' Deferred Compensation Plan	Incorporated by reference to Exhibit 99.1 to our Form 8-K filed on August 1, 2006. (File No. 000-07491)
10.9	2000 Molex Long-Term Stock Plan, as amended and restated	Incorporated by reference to Appendix V to our 2007 Proxy Statement. (File No. 000-07491)
10.10	Form of Stock Option Agreement under the 2000 Molex Long-Term Stock Plan	Incorporated by reference to Exhibit 10.10 to our annual report on Form 10-K for the year ended June 30, 2008. (File No. 000-07491)
10.11	Form of Restricted Stock Agreement under the 2000 Molex Long-Term Stock Plan	Incorporated by reference to Exhibit 10.11 to our annual report on Form 10-K for the year ended June 30, 2008. (File No. 000-07491)
10.12	2005 Molex Incentive Stock Option Plan, as amended and restated	Incorporated by reference to Appendix VI to our 2007 Proxy Statement. (File No. 000-07491)
10.13	Form of Stock Option Agreement under the 2005 Molex Incentive Stock Option Plan	Incorporated by reference to Exhibit 10.12 to our Form 10-K for the period ended June 30, 2007. (File No. 000-07491)
10.14	Molex Incorporated Annual Incentive Plan	Incorporated by reference to Appendix III to our 2008 Proxy Statement. (File No. 000-07491)
10.15	2008 Molex Stock Incentive Plan	Incorporated by reference to Appendix IV to our 2008 Proxy Statement. (File No. 000-07491)
10.16	Separation Agreement between David B. Root and Molex Incorporated dated April 6, 2009.	Incorporated by reference to Exhibit 10.1 to our Form 8-K filed on April 9, 2009. (File No. 000-07491)

Exhibit Number	Description	Location
10.17	Credit Agreement dated June 24, 2009 among Molex Incorporated, the Lenders named therein, J.P. Morgan Chase Bank, N.A. as Administrative Agent, Standard Charter Bank as Syndication Agent, The Northern Trust Company as Documentation Agent	Incorporated by reference to Exhibit 10.1 to our Form 8-K filed on June 30, 2009. (File No. 000-07491)
10.18	Amendment No. 1 to Credit Agreement dated June 24, 2009 among Molex Incorporated, the Lenders named therein, J.P. Morgan Chase Bank, N.A. as Administrative Agent, Standard Charter Bank as Syndication Agent, The Northern Trust Company as Documentation Agent	Incorporated by reference to Exhibit 10 to our quarterly report on Form 10-Q for the period ended December 31, 2009. (File No. 000-07491)
10.19	Waiver to Credit Agreement dated June 24, 2009 among Molex Incorporated, the Lenders named therein, J.P. Morgan Chase Bank, N.A. as Administrative Agent, Standard Charter Bank as Syndication Agent, The Northern Trust Company as Documentation Agent.	Filed herewith
21	Subsidiaries of the Company	Filed herewith
23	Consent of Ernst & Young, LLP	Filed herewith
31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith

(All other exhibits are either inapplicable or not required.)

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report to be signed on its behalf by the undersigned, there unto duly authorized.

MOLEX INCORPORATED
(Company)

By: /s/ DAVID D. JOHNSON
David D. Johnson
Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer)

August 3, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

August 3, 2010	Co-Chairman of the Board	/s/ FREDERICK A. KREHBIEL Frederick A. Krehbiel
August 3, 2010	Co-Chairman of the Board	/s/ JOHN H. KREHBIEL, JR. John H. Krehbiel, Jr.
August 3, 2010	Vice Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	/s/ MARTIN P. SLARK Martin P. Slark
August 3, 2010	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer)	/s/ DAVID D. JOHNSON David D. Johnson
August 3, 2010	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	/s/ K. TRAVIS GEORGE K. Travis George
August 3, 2010	Director	/s/ FRED L. KREHBIEL Fred L. Krehbiel
August 3, 2010	Director	/s/ MICHAEL J. BIRCK Michael J. Birck
August 3, 2010	Director	/s/ MICHELLE L. COLLINS Michelle L. Collins
August 3, 2010	Director	/s/ EDGAR D. JANNOTTA Edgar D. Jannotta

August 3, 2010	Director	/s/ DAVID L. LANDSITTEL David L. Landsittel
August 3, 2010	Director	/s/ JOE W. LAYMON Joe W. Laymon
August 3, 2010	Director	/s/ DONALD G. LUBIN Donald G. Lubin
August 3, 2010	Director	/s/ JAMES S. METCALF James S. Metcalf
August 3, 2010	Director	/s/ ROBERT J. POTTER Robert J. Potter
August 3, 2010	Director	/s/ ANIRUDH DHEBAR Anirudh Dhebar

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Martin P. Slark, certify that:

1. I have reviewed this annual report on Form 10-K of Molex Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 3, 2010

By: /s/ MARTIN P. SLARK
Martin P. Slark
Vice Chairman & Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, David D. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Molex Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 3, 2010

By: /s/ DAVID D. JOHNSON
David D. Johnson
Executive Vice President, Treasurer & Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Molex Incorporated (the "Company") on Form 10-K for the period ending June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as Chief Executive Officer of Molex Incorporated, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 3, 2010

By: /s/ MARTIN P. SLARK
Martin P. Slark
Vice Chairman & Chief Executive Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Molex Incorporated and will be retained by Molex Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Molex Incorporated (the "Company") on Form 10-K for the period ending June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as Chief Financial Officer of Molex Incorporated, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 3, 2010

By: /s/ DAVID D. JOHNSON
David D. Johnson
Executive Vice President, Treasurer & Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Molex Incorporated and will be retained by Molex Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors

(standing left to right)

Michael J. Birck
Chairman of the Board, Tellabs, Inc.

Joe W. Laymon
Corporate Vice President of Human Resources, Chevron Corporation

Donald G. Lubin
Partner, Sonnenschein Nath & Rosenthal, LLP

Dr. Anirudh Dhebar
Professor of Marketing, Babson College

James S. Metcalf
President and COO, USG Corporation

Frederick A. Krehbiel
Co-Chairman, Molex Incorporated

John H. Krehbiel, Jr.
Co-Chairman, Molex Incorporated

Fred L. Krehbiel
Senior Vice President, Technology Innovation, Molex Incorporated

(seated left to right)

Edgar D. Jannotta
Chairman, William Blair & Company, LLC

Martin P. Slark
Vice Chairman and Chief Executive Officer, Molex Incorporated

Michelle L. Collins
President, Cambium LLC

David L. Landsittel
Chairman, Committee of Sponsoring Organizations of the Treadway Commission (COSO)

Robert J. Potter, Ph.D.
President and Chief Executive Officer, R.J. Potter Company

Executive Officers

Frederick A. Krehbiel
Co-Chairman

John H. Krehbiel, Jr.
Co-Chairman

Martin P. Slark
Vice Chairman and Chief Executive Officer

Liam G. McCarthy
President and Chief Operating Officer

David D. Johnson
Executive Vice President, Treasurer and Chief Financial Officer

Graham C. Brock
Executive Vice President and President, Global Sales and Marketing Division

James E. Fleischhacker
Executive Vice President and President, Global Commercial Products Division

Katsumi Hirokawa
Executive Vice President and President, Global Micro Products Division

J. Michael Nauman
Executive Vice President and President, Global Integrated Products Division

Gary J. Matula
Senior Vice President, Information Systems and Chief Information Officer

Ana G. Rodriguez
Senior Vice President, Global Human Resources

Corporate Information

Stock Transfer Agent
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602

Common Stock and Class A Common Stock
Molex Common Stock (Symbol MOLX) and Molex Class A Common Stock (Symbol MOLXA) are traded on The Nasdaq Stock Market Inc. (NASDAQ) and the London Stock Exchange. Options are traded on the Chicago Board Options Exchange (CBOE).

Notice of Annual Meeting
The annual meeting of Molex shareholders will be at 10 a.m. Friday, October 29, 2010, at our corporate headquarters, 2222 Wellington Court, Lisle, Illinois 60532.

Independent Auditors
Ernst & Young LLP

Website
www.molex.com

The Molex website contains useful information about the company, its products and services, global locations and job listings. In addition, matters found under the "Investors" tab include:

- Annual Report
- Financial Press Releases
- SEC Insider Trading Reports
- Compliance
- Corporate Governance

molex

CORPORATE HEADQUARTERS
2222 Wellington Court
Lisle, Illinois 60532, U.S.A.
Tel: 630-969-4550
www.molex.com

MOLEX INCORPORATED

2222 Wellington Court
Lisle, Illinois 60532

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD OCTOBER 29, 2010

Dear Stockholders:

We will hold the annual meeting of Molex Incorporated stockholders on Friday, October 29, 2010 at 10:00 a.m., Central time, at our corporate headquarters at 2222 Wellington Court, Lisle, Illinois 60532.

The purpose of the annual meeting is to consider and take action on the following matters:

1. The election of four Class II directors nominated by Molex's Board of Directors for a term of three years;

2. The ratification of the selection of Ernst & Young LLP as Molex's independent auditors for the fiscal year ending June 30, 2011; and

3. Any other business that properly comes before the meeting or any adjournments or postponements thereof.

The items of business listed above are more fully described in the Proxy Statement accompanying this Notice. Stockholders of record as of the close of business on September 1, 2010 are entitled to vote at the annual meeting or any adjournments or postponements thereof.

Your vote is important. Please note that this year, the rules governing how brokers vote your shares have changed. Brokers may no longer vote your shares on the election of directors absent specific voting instructions from you. Whether or not you plan to attend the annual meeting in person, it is important that your shares be represented and voted. You may vote via the Internet, telephone or mail before the annual meeting or in person at the annual meeting.

By Order of the Board of Directors

Mark R Pacioni

Mark R. Pacioni
Secretary

September 3, 2010
Lisle, Illinois

TABLE OF CONTENTS

MOLEX INCORPORATED

2222 Wellington Court
Lisle, Illinois 60532

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Molex Incorporated ("Molex" or the "Company"), a Delaware corporation, for use at the annual meeting of stockholders to be held on Friday, October 29, 2010, at 10:00 a.m., Central time, or at any postponements or adjournments thereof, for the purposes discussed in this Proxy Statement and in the accompanying Notice of Annual Meeting of Stockholders and for any business properly brought before the annual meeting. Proxies are solicited to give all stockholders of record an opportunity to vote on matters properly presented at the annual meeting, which will be held at our corporate headquarters at 2222 Wellington Court, Lisle, Illinois 60532.

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), we now furnish to our stockholders proxy materials, including our Annual Report to Stockholders, on the Internet. We will begin distributing a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our stockholders of record and beneficial owners on or about September 3, 2010. The Notice of Internet Availability contains instructions on how to access this Proxy Statement and our 2010 Annual Report to Stockholders and how to vote. If you receive a Notice of Internet Availability, you will not receive a printed copy of the proxy materials unless you specifically request them, which you may do by following the instructions included in the Notice of Internet Availability.

Who Can Vote

You are entitled to vote at the annual meeting if you were a stockholder of record of Molex voting stock as of the close of business on September 1, 2010. Your shares may be voted at the annual meeting only if you are present in person or represented by a valid proxy.

How to Vote

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a stockholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those on the Notice of Internet Availability, proxy card or voting instruction form provided.

By Internet. Stockholders of record may submit proxies over the Internet by following the instructions on the Notice of Internet Availability or, if printed copies of the proxy materials were received, the instructions on the printed proxy card. Most beneficial stockholders may vote by accessing the website specified on the voting instruction forms provided by their brokers, trustees or nominees. Please check your voting instruction form for Internet voting availability. Voting instructions must be received by 11:59 p.m., Eastern time, October 28, 2010.

By Telephone. Stockholders of record may submit proxies using any touch-tone telephone from within the United States by following the instructions regarding accessing a copy of the proxy statement on the Notice of Internet Availability or, if printed copies of the proxy materials were received, the instructions on the printed proxy card. Most beneficial owners may vote using any touch-tone telephone from within the United States by calling the number specified on the voting instruction forms provided by their brokers, trustees or nominees. Voting instructions must be received by 11:59 p.m., Eastern time, October 28, 2010.

By Mail. Stockholders of record may submit proxies by mail by requesting printed proxy cards and completing, signing and dating the printed proxy cards and mailing them in the accompanying pre-addressed envelopes. Beneficial owners may vote by completing, signing and dating the voting instruction forms provided and mailing them in the accompanying pre-addressed envelopes.

In Person. Stockholders of record may also vote in person at the annual meeting. We will provide a ballot to anyone who requests one at the meeting. Shares held in your name as the stockholder of record may be voted on that ballot. Shares held beneficially in street name may be voted on a ballot only if you bring a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instruction form as described below so that your vote will be counted if you later decide not to attend the meeting.

Molex is incorporated under Delaware law, which specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of election can determine that such proxy was authorized by the stockholder. (Delaware General Corporation Law, Section 212(c).) The electronic voting procedures provided for the annual meeting are designed to authenticate each stockholder by use of a control number to allow stockholders to vote their shares and confirm that their instructions have been properly recorded.

If you submit a proxy and do not specify how you want your shares to be voted, your shares will be voted by the named proxy holders (i) "For" the election of all of the director nominees and (ii) "For" the ratification of the selection of Ernst & Young LLP as our independent auditors for the year ending June 30, 2011.

In their discretion, the named proxy holders are authorized to vote on any other matters that may properly come before the annual meeting and at any postponements or adjournments thereof. The Board of Directors knows of no other items of business that will be presented for consideration at the annual meeting other than those described in this Proxy Statement. In addition, no stockholder proposal or nomination was received by the applicable deadlines, so no such matters may be brought to a vote at the annual meeting.

If you vote by proxy, you may revoke that proxy at any time before it is voted at the annual meeting. Stockholders of record may revoke a proxy by sending to our Secretary, at 2222 Wellington Court, Lisle, Illinois 60532, a written notice of revocation or a duly executed proxy bearing a later date or by attending the annual meeting in person and voting in person. If your shares are held in the name of a bank, broker or other holder of record, you may change your vote by submitting new voting instructions to your bank, broker or other holder of record.

Meeting Admission

You are entitled to attend the annual meeting only if you were a Molex stockholder as of the close of business on September 1, 2010 or hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, your ownership as of the record date will be verified prior to admittance into the meeting. If you are not a stockholder of record but hold shares through a broker, trustee, or nominee, you must provide proof of beneficial ownership as of the record date, such as an account statement or similar evidence of ownership. If you do not provide photo identification and comply with the other procedures outlined above, you will not be admitted. Cameras, recording equipment, electronic devices, large bags, briefcases or packages will not be permitted in the annual meeting. For directions to the annual meeting, please call 630.527.4447.

Molex Stock

We have three classes of common stock: Common Stock, par value $.05 per share ("Common Stock"), Class A Common Stock, par value $.05 per share ("Class A Common Stock"), and Class B Common Stock, par value $.05 per share ("Class B Common Stock").

– Voting Stock: Common Stock and Class B Common Stock

The holders of Common Stock and Class B Common Stock are entitled to one vote per share upon each matter submitted to the vote of the stockholders and, subject to the conditions summarized below, vote separately as a class as to all matters except the election of directors. With respect to the election of directors, the holders of Common Stock and Class B Common Stock vote together as a class. As of the record date, Frederick A. Krehbiel, John H. Krehbiel, Jr. and Fred L. Krehbiel control the vote of approximately 96% of Class B Common Stock. As a result, regardless of the vote of any other Molex stockholder, they generally have control over the vote relating to all matters other than the election of directors, including Item 2, the ratification of the selection of Molex's independent auditors.

The right of Class B Common Stock holders to vote separately as a class is subject to applicable law and exists for so long as at least 50% of the authorized shares of the Class B Common Stock are outstanding. As of September 1, 2010, more than 50% of the authorized shares of Class B Common Stock were outstanding.

– Non-Voting Stock: Class A Common Stock

The holders of Class A Common Stock have the same liquidation rights and the same rights and preferences regarding dividends as the holders of Common Stock or Class B Common Stock. However, the holders of Class A Common Stock have no voting rights except as otherwise required by law or under certain circumstances. For example, under Delaware law, any amendments to our Certificate of Incorporation changing the number of authorized shares of any class, changing the par value of the shares of any class, or altering or changing the powers, preferences, or special rights of the shares of any class so as to adversely affect them, including Class A Common Stock, would require the separate approval of the class so affected, as well as the approval of all classes entitled to vote thereon, voting together.

Class A Common Stock would automatically convert into Common Stock on a share-for-share basis any time upon the good faith determination by the Board of Directors that either of the following events has occurred: (i) the aggregate number of outstanding shares of Common Stock and Class B Common Stock together is less than 10% of the aggregate number of outstanding shares of Common Stock, Class B Common Stock and Class A Common Stock together; or (ii) any person or group, other than one or more members of the Krehbiel family, as defined in our Certificate of Incorporation, becomes or is the beneficial owner of a majority of the outstanding shares of Common Stock.

– Shares Outstanding on the Record Date

As of the close of business on September 1, 2010 there were outstanding:

95,560,076 shares of Common Stock

78,813,186 shares of Class A Common Stock

94,255 shares of Class B Common Stock

– Quorum

A majority of the outstanding shares of each of Common Stock and Class B Common Stock entitled to vote will constitute a quorum at the meeting.

Counting of Votes

All votes will be tabulated by the inspector of election appointed for the annual meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Shares held by persons attending the annual meeting but not voting, shares represented by proxies that reflect abstentions as to a particular proposal and broker non-votes will be counted as present for purposes of determining a quorum.

Our directors are elected by a plurality of the votes cast by the holders of Common Stock and Class B Common Stock voting together as a class. This means the director nominees who receive the largest number of properly cast "for" votes will be elected as directors. Abstentions and withheld votes will have no effect on the result of the votes on the election of directors.

All other proposals must be approved separately by a majority of the shares of Common Stock voting as a class and the majority of the shares of Class B Common Stock voting as a class. Abstentions will have the same effect as votes against the proposal.

If you are a stockholder of record and do not submit your vote by proxy or vote in person at the annual meeting, your shares will not be voted. However, if you hold shares beneficially in street name, the result may be different. If you do not return the voting instruction form, your broker, trustee or nominee may vote your shares in certain circumstances and on certain proposals. Brokers cannot vote "uninstructed" shares in the election of directors. Thus, if you hold your shares in street name and you do not instruct your record holder how to vote in the election of directors (Item 1), then no votes will be cast on your behalf. Discretionary voting by brokers is permitted in the ratification of the selection of the independent auditor (Item 2). When a broker votes a client's shares on some but not all of the proposals at a meeting, the missing votes are referred to as "broker non-votes." Those shares will be included in determining the presence of a quorum at the meeting, but are not considered "present" for purposes of voting on non-discretionary matters.

Expenses of Solicitation

All expenses for soliciting proxies will be paid by Molex, which has retained Georgeson Inc. ("Georgeson"), 199 Water Street, 26th Floor, New York, New York 10038, to aid in the solicitation of proxies, for fees of approximately $8,500, plus additional expenses of approximately $1,000. Proxies may be solicited by personal interview, mail and telephone. Georgeson has contacted brokerage houses, other custodians and nominees to ask whether other persons are the beneficial owners of the shares they hold in street name and, if that is the case, will supply additional copies of the proxy materials for distribution to such beneficial owners. Molex will reimburse such parties for their reasonable expenses for sending proxy materials to the beneficial owners of the shares. In addition, solicitation of proxies may be supplemented by telephone, facsimile, electronic mail or personal solicitation by our directors, officers or employees. No additional compensation will be paid to directors, officers or employees for such services.

Voting Results

We will announce preliminary voting results at the annual meeting and report final voting results within four business days of the annual meeting on Form 8-K which will be available at www.sec.gov and www.molex.com.

A list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder for any purpose relevant to the annual meeting during ordinary business hours at our offices at 2222 Wellington Court, Lisle, Illinois 60532, for ten days prior to the annual meeting, and also at the annual meeting.

ITEM 1

ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with members of each class serving for a three-year term. Vacancies on the Board may be filled only by persons elected by the Board to fill a vacancy (including a vacancy created by an increase in the size of the Board). A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the size of the Board) will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

Each share of Common Stock and Class B Common Stock is entitled to one vote for each of the four director nominees. It is the intention of the named proxy holders to vote the proxies received by them for the election of the four nominees named below unless authorization to do so is withheld. If any nominee should become unavailable for election prior to the annual meeting, an event that currently is not anticipated by the Board of Directors, the proxies will be voted for the election of a substitute nominee proposed by the Board unless the Board chooses to reduce the number of directors serving on the Board. Each person nominated for election has agreed to serve if elected, and the Board has no reason to believe that any nominee will be unable to serve.

The Corporate Governance and Nominating Committee of the Board of Directors is responsible for making recommendations to the Board concerning nominees for election as directors and nominees for Board vacancies. The characteristics sought in director candidates are: well regarded in the community with long-term, good reputation for highest ethical and moral standards; good common sense and judgment; an independent, objective, candid, yet constructive approach; the ability to contribute from a diversity of perspectives including geographical, cultural and professional; a strategic perspective, awareness of the dynamics of change and the ability to anticipate and capitalize on business opportunities; a history of significant business or professional responsibilities leading to a positive record of accomplishment in present and prior positions; business and/or professional knowledge and experience applicable to the Company's business; and the time, energy, interest, and willingness to assume the full responsibilities of being a member of the Board.

In addition, the Committee considers whether the candidate is committed to act in the best interests of all shareholders, satisfies the independence standards, contributes to the overall functioning of the Board and promotes diversity among the directors. The Committee discusses diversity considerations in connection with each candidate, and in connection with the composition of the Board as a whole. The Committee believes that, as a group, the nominees below bring a diverse range of backgrounds, experiences and perspectives to the Board's deliberations.

Based upon the recommendation of the Corporate Governance and Nominating Committee, Michael J. Birck, Anirudh Dhebar, Frederick A. Krehbiel and Martin P. Slark are all nominees for reelection (or election) to the Board. If elected, each nominee would serve until the 2013 annual meeting of stockholders.

Set forth below is information with respect to the nominees, including their recent employment or principal occupation, a summary of their specific experience, qualifications, attributes or skills that led to the conclusion that they are qualified to serve as a director, the names of other public companies for which they currently serve as a director or have served as a director within the past five years, their period of service as a director and their age.

Frederick A. Krehbiel and John H. Krehbiel, Jr., are brothers and Fred L. Krehbiel is the son of John H. Krehbiel, Jr., (collectively, the "Krehbiel Family"). The Krehbiel Family may be considered "control persons" of Molex. Other than the Krehbiel Family, no director or executive officer has any family relationship with any other director or executive officer.

Class II Nominees Subject to Election This Year

MICHAEL J. BIRCK

Michael J. Birck, age 72, has served as a director of Molex since 1995. He is the co-founder of Tellabs, Inc., a telecommunications equipment company. He has been Chairman of Tellabs since 2000. He was the Chief Executive Officer of Tellabs from 2002 to 2004, and Chief Executive Officer and President from 1975 to 2000. Mr. Birck's prior public company director experience includes Illinois Tool Works Inc. (1996-2008).

The Board believes Mr. Birck, as the co-founder, Chairman and former CEO of Tellabs, brings to the Board significant senior leadership, industry, technical, sales and marketing and global experience. He is a recognized industry expert with more than 25 years of experience and has received a number of awards for innovation and entrepreneurship. Mr. Birck also brings to the Board other public company directorship experience.

Mr. Birck is a member of the Corporate Governance and Nominating Committee, Technology Committee and Executive Committee.

ANIRUDH DHEBAR

Anirudh Dhebar, age 59, has served as a director of Molex since August 2009. Dr. Dhebar has been a professor of marketing at Babson College since 1997, and prior to joining the faculty at Babson College, he was on the faculty at the Harvard Business School (1983-1995) and the Sloan School of Management at the Massachusetts Institute of Technology (1995-1997).

The Board believes that Dr. Dhebar's experience as a scholar, educator and consultant focusing on the interplay of technology, product policy, pricing and marketing strategy in the industries and markets in which Molex competes provides valuable technical experience to the Board in the areas of marketing, research and development.

Dr. Dhebar is a member of the Technology Committee.

FREDERICK A. KREHBIEL

Frederick A. Krehbiel, age 69, has served as a director of Molex since 1972. Mr. Krehbiel has been Co-Chairman of the Board since 1999. From 1988 to 1999 he served as Vice Chairman and Chief Executive Officer and as Chairman from 1993 to 1999. From 1999 to 2001 he served as Co-Chief Executive Officer and as Chief Executive Officer from 2004 to 2005. Mr. Krehbiel's prior public company director experience includes W. W. Grainger, Inc. (2001-2005), DeVry Inc. (1996-2008), and Tellabs, Inc. (1984-2009).

The Board believes that Mr. Krehbiel's 45 years of experience with Molex, including as Co-Chairman and former CEO, brings a deep knowledge of Molex's business to Board deliberations. Mr. Krehbiel was instrumental in the growth of Molex's international operations, and his life-long affiliation with the Company provides the Board with a unique historical perspective and a focus on the long-term interests of the Company and its shareholders.

Mr. Krehbiel is the Chairman of the Executive Committee.

MARTIN P. SLARK

Martin P. Slark, age 55, has served as a director of Molex since 2000. Mr. Slark has been Vice Chairman and Chief Executive Officer since 2005. From 2001 to 2005, he served as President and Chief Operating Officer. From 1999 to 2001, he served as Executive Vice President. Mr. Slark is a director of Hub Group, Inc. and Liberty Mutual.

The Board believes that Mr. Slark provides the strategic and management leadership necessary to guide Molex through its global restructuring program and volatile global economic conditions.

Mr. Slark possesses over 30 years of experience at Molex in a broad variety of roles and geographies giving him in-depth knowledge of Molex's divisions, employees, customers and markets. Mr. Slark also brings to the Board other public company directorship experience.

Mr. Slark is a member of the Executive Committee.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH NAMED NOMINEE

Class III Directors Continuing in Office Until the 2011 Annual Meeting of Stockholders

EDGAR D. JANNOTTA

Edgar D. Jannotta, age 79, has served as a director of Molex since 1986. Mr. Jannotta has been Chairman of William Blair & Company LLC, an international investment banking firm, since 2001. He has served in numerous capacities at William Blair since 1965, including Senior Director, Senior Partner and Managing Partner. Mr. Jannotta is a director of Aon Corporation and Laboratorios Grifols, S.A. Mr. Jannotta's prior public company director experience includes Exelon Corporation (2000-2008) and Bandag, Incorporated (1973-2008).

The Board believes that Mr. Jannotta's nearly 25 years of service as a director and 50 years as a partner and Chairman of an international investment banking firm provides the Board with global financial, marketing, management and corporate governance experience and insight into global economic and financial trends and strategic financial issues. Mr. Jannotta also brings to the Board other public company directorship experience.

Mr. Jannotta is the Chairman of the Corporate Governance and Nominating Committee and is a member of the Executive Committee.

JOHN H. KREHBIEL, JR.

John H. Krehbiel, Jr., age 73, has served as a director of Molex since 1966. Mr. Krehbiel has been Co-Chairman of the Board since 1999. From 1999 to 2001, he served as Co-Chief Executive Officer. From 1996 to 1999, he served as Chief Operating Officer, and from 1975 to 1999, he served as President.

The Board believes that Mr. Krehbiel's 50 years of experience with Molex, including as Co-Chairman and former Co-CEO, provides the Board with a deep understanding of the Company. Mr. Krehbiel was instrumental in the growth of Molex's domestic operations and that experience assists the Board in overseeing Molex's long-term strategy and his life-long affiliation with the Company adds significant value to the Company's relationship with its stakeholders.

Mr. Krehbiel is a member of the Executive Committee.

DONALD G. LUBIN

Donald G. Lubin, age 76, has served as a director of Molex since 1994. Mr. Lubin is a partner of the law firm Sonnenschein Nath & Rosenthal LLP. He has been a partner since 1964 and was Chairman from 1990 to 1996. Mr. Lubin is a director of Shaklee Global Group, Inc.

The Board believes that Mr. Lubin's extensive legal experience in counseling Boards of Directors and senior management of publicly- and privately-owned companies regarding corporate restructurings, takeover defense, corporate governance and mergers and acquisitions provides the Board with unique insight and perspective in matters relating to law, governance and compliance.

ROBERT J. POTTER

Robert J. Potter, age 77, has served as a director of Molex since 1981. Dr. Potter has been President and Chief Executive Officer of R.J. Potter Company, a business consulting firm, since 1990.

From 1987 to 1990, Dr. Potter was President and Chief Executive Officer of Datapoint Corporation, a leader in network-based data processing. Dr. Potter is a director of Zebra Technologies Corporation. Dr. Potter's prior public company director experience includes Cree, Inc. (2001-2007).

The Board believes Dr. Potter's nearly 30 years of service as a director of Molex and experience as an officer and consultant to industrial and service businesses along with his Ph.D. in optics contributes a scientific knowledge with practical business sense to the Board in the areas of technology strategies, investments in new products and ventures and emerging technologies. Dr. Potter also brings to the Board other public company directorship experience.

Dr. Potter is the Chairman of the Technology Committee and is a member of the Audit Committee.

Class I Directors Continuing in Office Until the 2012 Annual Meeting of Stockholders

MICHELLE L. COLLINS

Michelle L. Collins, age 50, has served as a director of Molex since 2003. Ms. Collins has been President of Cambium LLC, a business and financial advisory firm, and Advisory Board Member of Svoboda Capital Partners LLC since 2007. Ms. Collins was a co-founder of Svoboda Collins LLC, a private equity firm, where she served as Managing Director from 1998 to 2007. From 1992 to 1997, Ms. Collins was a principal at William Blair & Company, LLC. Ms. Collins is a director of Columbia Acorn Fund, Wanger Advisors Trusts, Bucyrus International, Inc. and Health Care Services Corporation. Ms. Collins' prior public company director experience includes CDW Corporation (1996-2007).

The Board believes that Ms. Collins, co-founder and former managing director of a private equity firm, brings broad business, management and financial experience, including financial statement evaluation and analysis, oversight and reporting experience. Ms. Collins also has extensive governance experience from her service as a director of other public and private companies, mutual funds, civic and not-for-profit organizations.

Ms. Collins is a member of the Audit Committee and the Corporate Governance and Nominating Committee.

FRED L. KREHBIEL

Fred L. Krehbiel, age 45, has served as a director of Molex since 1993. Since 1988, he has served in various engineering, marketing and managerial positions with Molex. Mr. Krehbiel is Senior Vice President, Technology Innovation; from July 2007 through August 2009 he was Vice President, Product Development and Commercialization for Molex's Global Commercial Products Division; from 2003 to 2007, he was President, Connector Products Division (Americas); and from 2002 to 2003, he served as President, Automotive Division (Americas).

The Board believes that Mr. Krehbiel's 20 years of experience with Molex in a variety of roles including current service as Senior Vice President, Technology Innovation, provides the Board with an extensive understanding of Molex's products, customers and markets. Mr. Krehbiel also brings an understanding of the industry's trends and opportunities and Molex's technology competitiveness and strategy.

Mr. Krehbiel is a member of the Technology Committee.

DAVID L. LANDSITTEL

David L. Landsittel, age 70, has served as a director of Molex since 2005. Mr. Landsittel is Chairman of COSO, a private sector organization that provides guidance to business enterprises and others on internal controls, enterprise risk management and fraud deterrence. He previously served as Chairman of the Auditing Standards Board of the American Institute of Certified Public Accountants

("AICPA"). From 1963 to 1997, Mr. Landsittel served as an auditor in various positions with Arthur Andersen LLP. Mr. Landsittel is a Trustee of Burnham Investors Trust.

The Board believes Mr. Landsittel's experience in accounting, auditing and financial reporting lends financial expertise to oversee Molex's financial statements, internal controls and risk management. Mr. Landsittel's involvement in COSO and AICPA brings insight and perspective to our financial reporting and audit processes. Mr. Landsittel also brings to the Board investment management company experience.

Mr. Landsittel is the Chairman of the Audit Committee and is a member of the Compensation Committee.

JOE W. LAYMON

Joe W. Laymon, age 57, has served as a director of Molex since 2002. He resigned from the Board in 2006 and was re-elected in January 2008. Mr. Laymon has been Corporate Vice President of Human Resources at Chevron Corporation since March 2008. Prior to that, Mr. Laymon was Group Vice President of Corporate Human Resources and Labor Affairs of Ford Motor Company from 2004 to 2008. From 2000 to 2004 he was Executive Director of Human Resources of Ford. Mr. Laymon's prior public company director experience includes DTE Energy Co. (2005-2006).

The Board believes that Mr. Laymon's executive and management experience at two Fortune 100 companies brings knowledge in global human resources and labor affairs, assists the Board in overseeing the development of a pay-for-performance culture at Molex and provides perspective into executive compensation and benefits.

Mr. Laymon is the Chairman of the Compensation Committee.

JAMES S. METCALF

James S. Metcalf, age 52, has served as a director of Molex since September 2007. Since 2006, he has been the President and Chief Operating Officer of USG Corporation, a leading manufacturer and distributor of building materials and products used in certain industrial processes. Mr. Metcalf joined USG in 1980 and has held numerous executive positions including Executive Vice President and President, Building Systems from 2002 to 2006; President and Chief Executive Officer, L&W Supply from 2000 to 2002; and Executive Vice President and Chief Operating Officer, L&W Supply from 1999 to 2000. Mr. Metcalf is a director of USG.

The Board believes that Mr. Metcalf's executive and management experience with respect to business conditions, manufacturing operations, corporate strategy, acquisitions and divestitures and quality management provides the Board with insight and expertise to oversee corporate strategy. Mr. Metcalf also brings to the Board other public company directorship experience.

Mr. Metcalf is a member of the Compensation Committee.

CORPORATE GOVERNANCE

Board Independence

The Board of Directors has assessed the independence of the directors in light of the published listing standards of NASDAQ and the more stringent Independence Standards established by the Board, which are described below and can also be found on our website, www.molex.com/financial/corporate_governance.html on the Investors page under Corporate Governance.

The NASDAQ rules have objective tests and a subjective test for determining who is an "independent director." Under the objective tests, a director cannot be considered independent if the director (i) is an employee of the Company or (ii) is a partner in, or an executive officer of, an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year.

The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In addition to the Board-level standards for director independence, each director who serves on the Audit Committee must satisfy standards established by the SEC providing that to qualify as "independent" for the purposes of membership on that committee, members of audit committees may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the company other than their director compensation and must not be an affiliated person.

Under the additional Independence Standards established by the Board, a director cannot be affiliated with a business organization that either paid or received payments to or from Molex during any one of the past three fiscal years that exceed the greater of 2% of the recipient's gross revenues for that year or $200,000.

In assessing independence, the Board reviewed transactions and relationships of the directors based on information provided by each director, our records and publicly available information. Based on the review and recommendation by the Corporate Governance and Nominating Committee, the Board of Directors determined that under these standards, the following directors are independent including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment: Michael J. Birck, Michelle L. Collins, Anirudh Dhebar, Edgar D. Jannotta, David L. Landsittel, Joe W. Laymon, James S. Metcalf and Robert J. Potter. Donald G. Lubin has determined that he is not independent in light of his longstanding role as a legal advisor to Molex and the Krehbiel Family, and the Board agrees with Mr. Lubin's determination.

From time to time, we make charitable contributions to organizations with which a non-employee director has an affiliation. The Corporate Governance and Nominating Committee reviewed all such charitable contributions and the Board determined that they did not affect the independent status of any non-employee director.

Board Leadership Structure

As stated in Molex's Corporate Governance Principles, the Board generally believes that the positions of CEO and Chairman should be held by separate persons and reviews this arrangement when a new CEO or Chairman is being considered. Currently, the positions of CEO and Chairman are held by separate persons, Martin P. Slark is our CEO and Frederick A. Krehbiel and John H. Krehbiel, Jr. serve as Co-Chairmen. We believe this structure is optimal for Molex because it allows Mr. Slark to focus on the day-to-day operation of the business. At the same time, the Co-Chairmen focus on leadership of the Board of Directors, including preparing meeting agendas, calling and presiding over Board meetings and providing Molex with direction on company-wide issues. The Co-Chairmen also work with Mr. Slark to ensure management is adequately addressing the matters identified by the Board. This structure optimizes the roles of CEO and Chairman and provides Molex with sound corporate governance practices in the management of its business.

Board and Committee Information

The Board of Directors held seven meetings during FY10, and all of the directors attended at least 75% of the total number of meetings of the Board and committees on which they served. The Board expects all directors to attend the annual meeting of stockholders, barring unforeseen circumstances. All members of the Board were present at the 2009 annual meeting of stockholders except Dr. Dhebar who had just been appointed to the Board. The non-employee directors meet in executive session without management present following each regularly scheduled Board meeting.

The Chairman of the Corporate Governance and Nominating Committee presides at these executive sessions.

The Board has a standing Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, Technology Committee, and Executive Committee. The charters of these committees are posted on our website, www.molex.com/financial/corporate_governance.html. In addition, the Board has established a Stock Option Plan Committee comprised of Frederick A. Krehbiel, John H. Krehbiel, Jr., and Martin P. Slark.

The Audit Committee consists of Mr. Landsittel (Chair), Ms. Collins and Dr. Potter. The Board has determined that each of the members of the Audit Committee is independent under the listing standards of NASDAQ, and that each member of the committee is an "audit committee financial expert" as defined by SEC regulations. All members of the Audit Committee meet the NASDAQ composition requirements, including the requirements regarding financial literacy and financial sophistication. The functions of the Audit Committee are described under "Audit Committee Report." During FY10, the Audit Committee met eleven times.

The Compensation Committee consists of Mr. Laymon (Chair) and Messrs. Landsittel and Metcalf. The Board has determined that each of the members of the Compensation Committee is independent under the listing standards of NASDAQ. The Compensation Committee is responsible for establishing executive compensation policies and overseeing executive compensation practices. The roles and responsibilities of the Compensation Committee, management and the compensation consultants are described in greater detail under "Compensation Discussion and Analysis." The Compensation Committee is authorized to delegate responsibilities to subcommittees when appropriate but has not done so. During FY10, the Compensation Committee met three times.

The Corporate Governance and Nominating Committee consists of Mr. Jannotta (Chair), Mr. Birck and Ms. Collins. The Board has determined that each of the members of the Corporate Governance Committee is independent under the listing standards of NASDAQ. The Corporate Governance Committee oversees corporate governance and Board membership matters and monitors the independence of the Board. The Corporate Governance Committee also determines Board membership qualifications, selects, evaluates and recommends to the Board nominees for election to the Board and reviews the performance of the Board. During FY10, the Corporate Governance Committee met twice.

The Technology Committee consists of Dr. Potter (Chair), Mr. Birck, Dr. Dhebar and Fred L. Krehbiel. The Technology Committee reviews and monitors the execution of the Company's technology strategies and its technology competitiveness. In addition, the Technology Committee reviews and discusses significant emerging technology issues, trends and opportunities that may affect the Company, its business and strategy. During FY10, the Technology Committee met four times.

The Executive Committee consists of Frederick A. Krehbiel (Co-Chair), John H. Krehbiel, Jr. (Co-Chair), and Messrs. Birck, Jannotta and Slark. The Executive Committee has all the powers and authority of the Board in the management of the business and affairs, except with respect to certain enumerated matters including Board composition and compensation, changes to our charter documents, or any other matter expressly prohibited by law or our charter documents. Pursuant to its charter, the Executive Committee has appointed a subcommittee consisting of Frederick A. Krehbiel, John H. Krehbiel, Jr., and Martin P. Slark to act in certain prescribed and specific areas. During FY10 the Executive Committee did not meet, but its subcommittee acted by unanimous written consent.

– Corporate Governance Principles

The Board of Directors has adopted policies and procedures to ensure effective governance of the Company. Our corporate governance materials, including our Corporate Governance Principles (which are set forth in Appendix I to this proxy statement), the charters of each of the standing committees of the Board, our Director Independence Standards, our codes of conduct and information regarding securities transactions by our directors and officers, may be viewed on our website at www.molex.com/financial/corporate_governance.html. We will also provide any of the foregoing information in print without charge upon written request to the Office of the Secretary, Molex Incorporated, 2222 Wellington Court, Lisle, IL 60532.

– Process for Identifying Board Candidates

The Corporate Governance and Nominating Committee maintains, with the approval of the Board, certain criteria and procedures relating to the identification, evaluation and selection of candidates to serve on the Board. The minimum criteria sought by the Board for candidates as directors are described in the Board's "Criteria for Membership on the Board of Directors." In addition, the Corporate Governance and Nominating Committee has established "Procedures for Identifying and Evaluating Candidates for Director." These documents are included in this Proxy Statement as Appendix II and Appendix III, respectively, and posted on our website, www.molex.com/financial/corporate_governance.html, on the Investors page under Corporate Governance. The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders provided that appropriate notice is given.

– Outside Board Memberships

In recognition of the increasing demands of board service, the Board has limited the number of public company boards on which our directors and executive officers may serve as follows: (i) non-employee directors are limited to service on three other public company boards; (ii) the Chief Executive Officer and Chief Operating Officer are limited to service on two other public company boards; and (iii) all other executive officers (other than the Co-Chairmen) are limited to service on one other public company board.

– Change in Director Occupation

When a director's principal occupation or business association changes substantially during his or her tenure as a director, that director is required to tender his or her resignation for consideration by the Board. The Board will determine whether any action should be taken with respect to the resignation.

– Stockholder Communication With the Board

Our annual meetings provide an opportunity each year for stockholders to ask questions of, or otherwise communicate directly with, members of the Board on appropriate matters. In addition, stockholders may communicate in writing with any particular director, any committee of the Board, or the directors as a group by following the "Procedures for Stockholder Communications with Directors" included in this Proxy Statement as Appendix IV and posted on our website www.molex.com/financial/corporate_governance.html, on the Investors page under Corporate Governance.

Risk Oversight

Molex's Corporate Governance Principles provide that the Board is responsible for the consideration and oversight of strategic issues and risks facing the Company. Together with the Board's standing committees, the Board is responsible for ensuring that material risks are identified and managed appropriately. The Board carries out this responsibility by considering specific risk topics, including risks associated with our strategic plan, capital structure and corporate development activities. At each Board meeting, the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer present detailed reports that include strategic, operational and financial risks. In addition, the executive vice presidents of our global divisions and senior vice presidents of our corporate functions periodically present reports to the Board that include the risks relative to their respective areas. Furthermore, the Board is routinely informed by senior management of developments that could affect our risk profile or other aspects of our business.

The Board also executes its oversight responsibility through its standing committees: Audit, Compensation, Corporate Governance and Nominating and Technology. Each committee chairperson reports on the committee's activities at regularly scheduled board meetings.

- The Audit Committee oversees and monitors Molex's risk policies and processes relating to the financial statements and financial reporting processes, as well as key credit risks, liquidity risks, market risks and compliance, and the guidelines, policies and processes for monitoring and mitigating those risks. The Internal Auditor regularly reports to the Audit Committee with respect to risk management and risk assessment and the Chairman of the Business Conduct Committee regularly reports to the Audit Committee with respect to compliance programs. Other functions, including Treasury, Information Technology, Tax and Investor Relations, report at least annually to the Audit Committee and their presentations include risks inherent in their areas.

- The Compensation Committee oversees and monitors the risks associated with Molex's compensation policies and practices, executive evaluation and succession planning and the Senior Vice President, Human Resources, regularly reports to the Compensation Committee on such matters.

- The Corporate Governance and Nominating Committee oversees and monitors risks relating to Molex's governance structure and processes and the Secretary regularly reports to the Corporate Governance Committee on such matters.

- The Technology Committee reviews and monitors Molex's technology strategies and competitiveness and the Senior Vice President, Technology Innovation coordinates the reporting on such matters to the Technology Committee.

Compensation and Risk

We believe that our compensation programs are designed with appropriate risk mitigators, including:

- Mix of base salary, cash incentive opportunities, and long-term equity compensation, that provide a balance of short-term and long-term incentives with fixed and variable components;

- Capped payout levels and a holdback feature for cash incentives;

- Inclusion of non-financial metrics, such as qualitative performance factors in determining actual compensation payouts;

- Use of stock options and equity awards that typically vest over a multi-year period, with stock options being exercisable for a ten-year period to encourage executives to take actions that promote the long-term sustainability of our business;

- Recoupment and forfeiture policies requiring reimbursement of cash incentives and/or forfeiture of equity awards paid to employees; and

- Stock ownership guidelines for executive officers that align the interests of the executive officers with those of our shareholders.

We have begun to assess the potential risks associated with our compensation policies and practices and have reviewed the compensation programs with the Compensation Committee. At this time, we do not believe that our compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

COMPENSATION OF DIRECTORS

We use a combination of cash and stock-based incentives to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend to fulfill their duties, the skill level required of the members of the Board and competitive practices among peer companies. Employee directors do not receive additional compensation for their service on the Board.

Director Fees

Each non-employee director receives (i) an annual retainer of $60,000; (ii) $3,000 for each board meeting attended; and (iii) $2,000 for each committee meeting attended. The non-employee director chairs of the committees receive higher meeting fees in view of their increased responsibilities: the chair of each of the Compensation, Corporate Governance and Nominating, and Technology Committees is paid $3,000 for each committee meeting attended, and the chair of the Audit Committee is paid $4,000 for each committee meeting attended. In addition, non-employee directors are reimbursed for all reasonable travel and out-of-pocket expenses associated with attending Board and committee meetings and continuing education seminars. In connection with our restructuring and other compensation program reductions, the directors reduced their annual retainer by 20% to $48,000, effective April 1, 2009. We reinstated the annual retainer effective October 1, 2009.

Stock Options

Each non-employee director receives an annual automatic non-discretionary stock option grant under the 2008 Molex Stock Incentive Plan. The options are granted on the date of the annual meeting of stockholders with an exercise price equal to the closing price of the Class A Common Stock on the grant date. Each option vests ratably over four years commencing on the first anniversary of the grant date and expires ten years from the grant date. Options granted prior to the 2009 annual meeting expire five years from the grant date. The number of shares underlying the option is 500 multiplied by the number of years of service or fraction thereof. The number of shares underlying a stock option grant cannot exceed 5,000 shares or $150,000 in value, whichever is less.

Stock Ownership Guidelines for Directors

The stock ownership guidelines for non-employee directors require them to own 500 shares (and/or stock units) of Molex stock within three years of commencement of service and 1,000 shares (and/or stock units) of Molex stock within six years of commencement of service. As of September 1, 2010, each non-employee director had met, or was on track to meet, the stock ownership guidelines.

Deferred Compensation Plan

Our non-employee directors are eligible to participate in the Molex 2005 Outside Directors' Deferred Compensation Plan, under which they may elect on a yearly basis to defer all or a portion of the following year's director's fees. A non-employee director may elect to have the deferred fees (i) accrue interest during each calendar quarter at a rate equal to the average six-month Treasury Bill rate in effect at the beginning of each calendar quarter (an "interest account"), or (ii) converted to stock units at the closing price of Common Stock on the date the fees would otherwise be paid (a "stock account"). Upon a director's termination of service as a director (or age 59½ if later) or the director's death or disability, the accumulated amount in the director's interest account is distributed in cash, and the stock units in the director's stock account are distributed in an equal number of shares of Common Stock. We impute dividends on each stock unit that is credited to a director's stock account, and the imputed dividends are converted into additional stock units on the basis of the market value of the Common Stock on the dividend payment date. The number of outstanding stock units (including dividend units) is included in the "Security Ownership of Directors and Executive

Officers" table. All distributions will be made in a single lump sum payment, except that a participant may elect to receive amounts distributed in annual installments over a period of up to ten years on account of his or her separation from service after attaining age 59½.

Director Compensation Table

The following table sets forth summary information concerning compensation for each of our non-employee directors for FY10. Information about compensation for employee directors who are not Named Executive Officers can be found under "Transactions with Related Persons."

Name	Fees Earned or Paid in Cash($)(1)	Option Awards($)(2)	Total($)
Michael J. Birck	85,000	21,280	106,280
Michelle L. Collins	101,000	12,768	113,768
Anirudh Dhebar	75,000	2,128	77,128
Edgar D. Jannotta	84,000	21,280	105,280
Kazumasa Kusaka (3)	0	0	0
David L. Landsittel	128,000	10,640	138,640
Joe W. Laymon	87,000	10,640	97,640
Donald G. Lubin	78,000	21,280	99,280
James S. Metcalf	81,000	6,384	87,384
Robert J. Potter	112,000	21,280	133,280

(1) Includes amounts deferred at the election of a director.

(2) The amounts reported in this column represent the aggregate grant date fair value of option awards granted in FY10, calculated in accordance with Financial Accounting Standards Board ASC Topic 718. These are not amounts paid to or realized by the directors. The assumptions used in the calculation of these values are included in Note 19 to the consolidated financial statements included in the Annual Report on Form 10-K filed with the SEC on August 3, 2010. Option awards to acquire the following number of shares were outstanding as of June 30, 2010: Mr. Birck, 19,600; Ms. Collins, 8,900; Dr. Dhebar, 500; Mr. Jannotta, 21,000; Mr. Kusaka, 0; Mr. Landsittel, 6,600; Mr. Laymon, 4,500; Mr. Lubin, 19,600; Mr. Metcalf, 3,000; and Dr. Potter, 21,000.

(3) Mr. Kusaka resigned effective July 31, 2009.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of Molex stock beneficially owned by each director, the Named Executive Officers, and all directors and executive officers as a group as of September 1, 2010. The beneficial ownership of the non-voting Class A Common Stock is reported for informational purposes.

	Common Stock		Class B Common Stock		Class A Common Stock		
Name	**# Shares(1)**	**%**	**# Shares**	**%**	**# Shares(1)**	**# Options(2)**	**%**
Michael J. Birck	48,064	*	-	-	3,000	12,100	*
Michelle L. Collins	8,093	*	-	-	-	4,900	*
Anirudh Dhebar	179	*	-	-	-	125	*
Edgar D. Jannotta	161,472	*	-	-	76,989	13,500	*
Frederick A. Krehbiel	22,918,542(3)	24.0	47,052.5(4)	49.9	113,584(5)	180,000	*
Fred L. Krehbiel	962,250	1.0	1,701	1.8	410,238	48,250	*
John H. Krehbiel, Jr.	29,680,603(6)	31.2	41,949.5	44.5	4,550,509(7)	180,000	5.8
Kazumasa Kusaka (8)	-	*	-	-	-	-	*
David L. Landsittel	9,281	*	-	-	-	3,350	*
Joe W. Laymon	9,240	*	-	-	-	1,625	*
Donald G. Lubin	46,605	*	-	-	10,674	12,100	*
James S. Metcalf	-	*	-	-	500	1,250	*
Robert J. Potter	53,018	*	-	-	6,009	13,500	*
Martin P. Slark (9)	76,402	*	-	-	257,016	925,000	*
David D. Johnson	2,548	*	-	-	92,588	292,500	*
Liam G. McCarthy (10)	27,631	*	-	-	128,949	374,240	*
James E. Fleischhacker (11)	105,246	*	-	-	88,282	322,500	*
Katsumi Hirokawa	-	*	-	-	31,250	210,000	*
All Directors and Executive Officers as a Group (22 people) (12)	34,712,039		90,703	96.2	5,661,937	2,975,190	

* Less than 1%.

(1) Includes stock units credited to the accounts of non-employee directors under our deferred compensation plans. Stock units are distributed in shares of Common Stock except for certain stock units credited to the accounts of Messrs. Jannotta and Potter that will be distributed in shares of Class A Common Stock.

(2) These are stock options exercisable within 60 days of September 1, 2010.

(3) Includes 19,407,343 shares held by the Krehbiel Limited Partnership. Mr. Krehbiel and his brother John H. Krehbiel, Jr. are each general and limited partners of the partnership and share the power to vote and dispose of the shares held by the partnership. Also includes 3,506,274 shares owned indirectly as trustee for family members and 3,745 shares beneficially owned by Mr. Krehbiel's spouse. Includes 3,184,184 shares pledged by the partnership to a financial institution as collateral for a line of credit. Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in the shares owned as trustee for family members.

(4) Includes 5,103 shares owned indirectly as trustee for family members. Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in the shares owned as trustee for family members.

(5) Includes 105,842 shares owned indirectly as trustee for family members and 3,666 shares beneficially owned by Mr. Krehbiel's spouse. Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in the shares owned as trustee for family members.

(6) Includes 19,407,343 shares held by the Krehbiel Limited Partnership. See footnote (3) above. Includes 221,275 shares owned indirectly as trustee for family members, and 6,952 shares beneficially owned by Mr. Krehbiel's spouse. Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in the shares owned as trustee for family members. Includes 649,752 shares pledged to a financial institution as collateral for a line of credit.

(7) Includes 35,575 shares owned indirectly as trustee for family members and 3,602 shares beneficially owned by Mr. Krehbiel's spouse. Mr. Krehbiel disclaims beneficial ownership and/or personal beneficial interest in the shares owned as trustee for family members.

(8) Mr. Kusaka resigned from the board effective July 31, 2009.

(9) Includes 75,759 Common Stock shares and 166,218 Class A Common Stock shares beneficially owned by a trust, and 643 Common Stock shares and 9,641 Class A Common Stock shares beneficially owned by family members.

(10) Includes 11,249 Class A Common Stock shares owned by Mr. McCarthy's spouse, 2,929 Common Stock shares and 2,561 Class A Common Stock shares held in joint tenancy and 484 shares held in the Employee Stock Purchase Plan.

(11) Includes 27 Common Stock Shares and 42 Class A Common Stock shares owned by Mr. Fleischhacker's spouse.

(12) The Krehbiel Limited Partnership shares beneficially owned by both Frederick A. Krehbiel and John H. Krehbiel, Jr. are counted once for purposes of these totals.

Stock Ownership Guidelines for Executive Officers

We have stock ownership guidelines for executive officers to ensure that our officers (including the NEOs) have a meaningful stake in the equity of the Company and to further align the interest of the officers with the long-term interest of our stockholders. The guidelines require the Chief Executive Officer to own Molex stock equal in value to at least three times his annual base salary, and each other executive officer to own Molex stock equal in value to at least two times his or her annual base salary. A new executive officer is given five years to meet these guidelines. We make exceptions to these guidelines for an executive officer expected to retire within three years or for economic hardship. As of September 1, 2010, each executive officer had met, or was on track to meet, the stock ownership guidelines. Restricted stock and stock acquired upon the exercise of options is subject to a six month holding period unless the person is retirement eligible.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Molex's directors and certain of its officers to file reports of their ownership of Molex stock and of changes in such ownership with the SEC. SEC regulations also require us to identify in this Proxy Statement any person subject to this requirement who failed to file any such report on a timely basis. Based on our review of the reports we have received or assisted in preparing, we believe that all of our directors and officers complied with all of the reporting requirements applicable to them with respect to transactions during FY10.

SECURITY OWNERSHIP OF MORE THAN 5% STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of the stockholders of more than 5% (other than directors and executive officers) of the outstanding Molex stock as of September 1, 2010, unless otherwise indicated in the Schedule 13G. The beneficial ownership of the non-voting Class A Common Stock is reported for informational purposes.

	Common Stock		Class A Common Stock	
Name	**# Shares**	**%**	**# Shares**	**%**
Krehbiel Limited Partnership (1) 2222 Wellington Court Lisle, IL 60532	19,407,343	20.3	-	-
BlackRock Inc. (2) 40 East 52nd Street New York, NY 10022	5,673,886	5.94	-	-
Dodge & Cox (3) 555 California Street, 40th Floor San Francisco, CA 94104	-	-	17,665,119	22.4
Wells Fargo & Company (4) 420 Montgomery Street San Francisco, CA 94104	-	-	8,990,551	11.4
T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, MD 21202	-	-	6,676,735	8.5

(1) See footnote (3) of the "Security Ownership of Directors and Executive Officers" table.

(2) As reported in a Schedule 13G dated January 20, 2010 by BlackRock Inc. on behalf of its subsidiaries BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, NA, BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Fund Managers Ltd. and BlackRock International Ltd. According to the Schedule 13G, as of December 31, 2009, BlackRock Inc. reported that it beneficially owned 5,673,886 with sole voting and dispositive power.

(3) As reported in a Schedule 13G/A dated February 5, 2010 by Dodge & Cox. According to the Schedule 13G, as of December 31, 2009, Dodge & Cox reported that it beneficially owned 17,665,119 shares, 16,463,256 shares with sole voting power, 44,101 shares with shared voting power, and 17,665,119 shares with sole dispositive power. The shares are beneficially owned by clients of Dodge & Cox which may include investment companies and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

(4) As reported in a Schedule 13G/A dated April 12, 2010 by Wells Fargo & Company ("Wells Fargo") on behalf of Metropolitan West Capital Management, LLC, Lowry Hill Investment Advisors Inc., Wachovia Bank and Trust Company (Cayman) Ltd., Wells Fargo Delaware Trust Company, NA, Wells Fargo Advisors, LLC, Wells Fargo Bank, NA, Wells Fargo Funds Management, LLC and Wells Capital Management Incorporated. According to the Schedule 13G, as of March 31, 2010, Wells Fargo reported that it beneficially owned 8,990,551 shares, 4,756,613 shares with sole voting power, 137,093 shares with shared voting power, 8,260,807 shares with sole dispositive power, and 43,871 shares with shared dispositive power. Metropolitan West Capital Management beneficially owns 6,394,758 shares, 2,715,473 shares with sole voting power and 6,394,758 shares with sole dispositive power.

(5) As reported in a Schedule 13G/A filed on February 12, 2010 by T. Rowe Price Associates, Inc, and T. Rowe Price Mid-Cap Value Fund, Inc. According to the Schedule 13G, as of December 31, 2009, T. Rowe Price Associates reported that it beneficially owned 6,676,735 shares, 1,076,535 shares with sole voting power and 6,676,735 shares with sole dispositive power. T. Rowe Price Mid-Cap Value Fund beneficially owns 5,600,200 shares with sole voting power. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however it expressly disclaims that it is, in fact, the beneficial owner of such securities.

ITEM 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP ("E&Y") as Molex's independent auditors for the fiscal year ending June 30, 2011, and has further directed that the Board submit the selection of independent auditors for ratification by the stockholders at the annual meeting. A representative of E&Y is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires, and will be available to respond to questions.

Stockholder ratification of the selection of E&Y as Molex's independent auditors is not required by the Bylaws or otherwise, but the Board believes that as a matter of corporate practice the selection of E&Y should be submitted to Molex's stockholders for ratification. If the stockholders do not ratify the selection, the Audit Committee will consider whether or not to retain E&Y. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interests of Molex and its stockholders.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM 2

AUDIT MATTERS

Audit Committee Report

The Audit Committee assists the Board of Directors by providing oversight on the following matters relating to Molex's financial reporting:

- the quality and integrity of the financial statements;
- the quality and integrity of the internal controls and other accounting, auditing and reporting practices and processes;
- the qualifications, independence and performance of the independent auditor;
- the legal compliance policies and legal matters that may have a material impact on the financial statements;
- the performance and activities of the internal audit program; and
- Molex's significant financial and business risk exposures and management's policies and processes with respect to risk assessment and risk management.

Molex's management is responsible for preparing the financial statements, establishing and maintaining the system of internal controls, and assessing the effectiveness of Molex's internal control over financial reporting. E&Y is responsible for auditing the annual financial statements and expressing opinions on the conformity of the financial statements with U.S. generally accepted accounting principles and on the effectiveness of Molex's internal control over financial reporting based on its audit.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management and E&Y the audited financial statements for the fiscal year ended June 30, 2010 and the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the clarity of the disclosures in the financial statements. The Audit Committee also discussed, with management and separately with E&Y, in executive sessions, their evaluations of Molex's internal control over financial reporting and the overall quality of Molex's financial reporting.

The Audit Committee discussed with E&Y those matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, E&Y has provided the Audit Committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and the Audit Committee and E&Y have discussed the auditors' independence from Molex and its management, including the matters in those written disclosures. The Audit Committee also considered the non-audit services provided by E&Y and the fees and costs billed and expected to be billed by E&Y for those services. All of the non-audit services provided by E&Y have been approved by the Audit Committee in accordance with its pre-approval policy. When approving the retention of E&Y for these non-audit services, the Audit Committee has considered whether the retention of E&Y for these non-audit services is compatible with maintaining auditor independence.

In reliance on the reviews and discussions with management and E&Y referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in Molex's Annual Report on Form 10-K for the fiscal year ended June 30, 2010 for filing with the SEC. The Audit Committee also approved the selection of E&Y as Molex's independent auditors for the fiscal year ending June 30, 2011. Each member of the Audit Committee is an "audit committee financial expert" as defined by the SEC and meets the NASDAQ requirements, including the requirements regarding financial literacy and financial sophistication.

The Audit Committee
David L. Landsittel, Chairman
Michelle L. Collins
Robert J. Potter

Independent Auditors' Fees

The following table presents fees for professional audit services rendered by Molex's independent auditors, E&Y, for the audit of Molex's annual financial statements for FY10 and FY09, and fees billed for other services rendered by the independent auditors during those periods.

	FY10	FY09
Audit Fees (1)	$4,317,359	$3,407,131
Audit-Related Fees (2)	274,200	246,017
Tax Fees (3)	1,622,738	1,992,461
All Other Fees	0	0
Total	$6,214,297	$5,645,609

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as work generally only the independent auditors can reasonably be expected to provide, such as statutory audit services.

(2) Audit-related fees were principally for consultations as to the accounting or disclosure treatment of transactions or events, services related to post-acquisition reviews, royalty audits and local grant audits, preliminary due diligence pertaining to potential business acquisitions/dispositions and financial statement audits of employee benefit plans.

(3) Tax fees were principally for services related to domestic and international tax compliance and reporting, including services related to expatriate tax compliance.

Policy on Audit Committee Pre-Approval of Services

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation for and overseeing the work of the independent auditors. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditors.

Management submits to the Audit Committee a list of services and related fees expected to be rendered during that year within each of four categories of services: audit services, audit-related services, tax services and all other services. Prior to engagement, the Audit Committee pre-approves services within each category and the fees for each category are budgeted. The Audit Committee requires the independent auditors and management to report actual fees versus the budget periodically throughout the year by category of service. Pursuant to the policy, all services provided by the independent auditors were pre-approved by the Audit Committee.

During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditors. The Audit Committee may delegate pre-approval authority to the Chairman of the Audit Committee. The Chairman reports any pre-approval decisions to the Audit Committee at its next scheduled meeting.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In FY09, our company, and the connector industry, experienced a significant drop in demand for our products due to the global economic downturn. To mitigate the impact of this downturn in FY10, we took the following cost-saving measures:

- continued the reduction of base salaries begun in FY09, including a 20% reduction in pay for our CEO, COO and Co-Chairmen, and a 10% reduction for the other executive officers, through the first quarter of FY10;
- no increases in salaries for FY10;
- the named executive officers declined to participate in the first half FY10 cash incentive payout; and
- continued suspension of contributions to the Profit Sharing Plan.

These measures, along with a stabilizing global economy, enabled us to achieve better than expected revenue growth in FY10.

Compensation Philosophy and Objectives

We believe that the performance and contributions of our executive officers are critical to the overall success of Molex. To attract, retain and motivate our executives to accomplish our business strategies, we have implemented executive compensation programs providing executives with the opportunity to earn compensation comparable to that paid by companies with which we compete for top talent and that reward strong performance and creation of stockholder value.

The overall objectives of our executive compensation program are to attract world-class executive talent, retain key leaders, reward short-term and long-term performance, and align executives' interests with the long-term interests of our stockholders. We focus on the following core principles in structuring an effective compensation program that meets our stated objectives:

- Performance - We endeavor to align executive compensation with the achievement of operational and financial results and individual contributions to support a pay-for-performance culture. We reward individuals for performance and contributions to business success.
- Balance - We balance rewards for our demanding executive roles between short-term and long-term financial and strategic decisions to enhance performance over time.
- Competitiveness - We design our total compensation with that provided by companies with which we compete for talent to enable us to retain highly experienced executives and to effectively recruit highly qualified candidates when necessary.

- Risk Management - We use appropriately designed incentive plans that discourage excessive risk-taking by executives through structural features such as caps and holdbacks on annual incentive awards and a balance between restricted stock grants and stock option awards, together with stock ownership guidelines and recoupment and forfeiture policies.

Procedures Used to Establish Executive Compensation

Compensation Committee

The Compensation Committee ("Committee") is responsible for establishing executive compensation policies and overseeing executive compensation practices. The Committee is composed entirely of outside, non-employee directors within the meanings of Section 162(m) of the Internal Revenue Code and SEC regulations, and each member is independent under the NASDAQ rules. The Committee has the authority to retain a compensation consultant to assist in the evaluation of executive officer compensation and benefits and approve the consultant's fees and other retention terms. The Committee has engaged The Delves Group to provide advice regarding best practices in executive compensation and compensation trends, and to assist the Committee in its decision-making. The Delves Group's sole engagement for Molex is as compensation consultant to the Committee. Each year the Committee reviews and considers competitive market data along with the individual responsibilities and performance of each executive and internal pay comparisons when setting annual pay opportunities. Annually, the Committee uses tally sheets for each executive officer to review all elements of total direct compensation (base salary, target cash incentives and long-term stock incentives), as well as outstanding equity awards and projected payments upon termination.

Management's Role in Compensation

Recommendations on the CEO's compensation are made by the Co-Chairmen of the Board and the Committee sets the CEO's pay based on their assessment of the CEO's individual performance, the financial and operating performance of Molex, the recommendations of the Co-Chairmen, competitive market data, and the advice of The Delves Group. The CEO presents his assessment of the performance of the other executive officers and makes general recommendations to the Committee concerning the compensation of such officers. The Senior Vice President, Global Human Resources presents specific recommendations to the Committee on the annual incentive plan structure, long-term incentive compensation strategy, the competitive position of compensation for each executive officer, including base salary adjustments, target cash incentives and equity grants. These recommendations are developed in consultation with the CEO and accompanied by competitive market data provided by Towers Watson. The Committee considers management's recommendations based on each executive's individual responsibility, performance, overall contribution, competitive market data and the advice of The Delves Group, and then determines the compensation arrangements for these individuals.

Executive Compensation Market Data

In determining the design and the level of each element of compensation, we undertake a thorough review of competitive market information. Management has retained the compensation consulting firm Towers Watson to provide competitive market information and to assist it in making recommendations to the Committee with respect to the composition of the peer group of companies. The Delves Group reviews the composition of the peer group with the Committee. Towers Watson also assists management in making recommendations to the Committee with respect to total compensation levels for our named executive officers and the mix and design of incentive compensation. The companies in the peer group are representative of the types of companies with which we compete for executive talent and are broadly comparable to us in terms of industry, global operations, revenue, size and market capitalization. The peer group is reviewed regularly and adjustments are made as necessary to ensure that the peer group continues to be relevant.

The peer group used for analysis of executive compensation at the beginning of FY10 in August 2009 was comprised of the following companies:

Agilent Technologies	Hubbell Inc.	SPX Corp.
Amphenol Corp.	ITT Corporation	Teradyne
Analog Devices, Inc.	Itron, Inc.	Thomas & Betts Corp.
AVX Corp.	Jabil Circuit	Vishay Intertechnology Inc.
Benchmark Electronics	KLA-Tencor Corp.	Western Digital Corp.
Cooper Industries	Network Appliance Inc.	
Genuine Parts Co.	Seagate Technology	

In January 2010, management asked Towers Watson to review the peer group. Towers Watson recommended updates to better align the group with best practices for the peer group revenue range. ITT Corporation and Genuine Parts were removed because their revenue fell outside the best practices range; Anixter International, Inc., Trimble Navigation Ltd. and Flir Systems Inc. were added from the performance peer group due to their size and market capitalization; and Corning Inc. was added from a broader search of Molex's industry codes within the best practices revenue range. In April 2010, the Committee continued their review of the peer group and added Tyco Electronics, Inc, a direct competitor, and Celestica, Inc.

The peer group company compensation data that is presented to the Committee is supplemented with compensation data from broader, general industry surveys provided by Towers Watson. The following published compensation sources and industry scope cuts were utilized by Towers Watson: 2008/2009 Watson Wyatt Top Management Survey, 2008 Mercer Executive Compensation Survey and 2008 Radford Executive Compensation Survey. In connection with the equity grants awarded in August 2009, Towers Watson provided general industry trend analysis data from 48 Fortune 500 companies in a broad spectrum of industries, fixed-share methodology analysis, fixed-value methodology analysis, peer group assessment, as well as the following surveys: Watson Wyatt Long Term Incentive Survey, Towers Perrin Long Term Incentive Data and Mercer Long Term Incentive Multiples. The general industry data and survey information are intended to help the Committee gain an understanding of a broad industry perspective on executive pay norms and trends and avoid over reliance on a smaller sampling of companies.

The Committee uses the peer group data and broader, general industry surveys as a reference point or market check to assess the competitive positioning of the Company's executive compensation. Other issues such as executive experience, performance and retention are also considered by the Committee. While we generally seek to provide total direct compensation at or above the median of our peer group, rigid targets are not established for total direct compensation or any element thereof, relative to the peer group.

For FY10, the total direct compensation for our named executive officers compared to our peer group was above the 75th percentile largely due to the long-term incentives granted in 2009.

Elements of Compensation

Our executive compensation program is composed primarily of three elements: base salary, cash incentives and long-term equity incentives. We also provide certain perquisites to our executive officers. Each of these elements plays an important role in balancing executive rewards over short-term and long-term periods, based on our program objectives.

Although we have no formal policy for a specific allocation between current and long-term compensation or between cash and non-cash compensation, the Committee has now established a pay mix for executive officers that balances performance-based pay with retention-based equity awards. Executive compensation is divided between current and long-term compensation, and cash and non-cash compensation, to generally reflect market practice and to provide executive officers with attractive levels of pay while encouraging officers to remain with us for the long term.

Base Salary

The base salary of an executive officer takes into account the executive's performance, responsibilities, experience and internal pay equity. In past years we sought to provide base salaries between the median and 75th percentile of our peer group with the expectation that successful performance over time will position pay at or above the 75th percentile. In any given year, actual individual salaries may range above or below the 75th percentile based on a variety of factors, including position level, executive experience relative to industry peers, individual performance, future potential and leadership qualities and tenure. As noted above, salaries were reduced in FY09 and the first quarter of FY10 and after fully reinstating the salaries, no increases were given in FY10. The base salaries for the named executive officers generally were in the 75th percentile, except for Mr. Slark who was at the median.

Molex Annual Incentive Plan

In August 2009, the Committee approved a redesign of the cash incentive program under the Molex Annual Incentive Plan. For FY10, the Molex Incentive Plan ("MIP") was designed to better support a pay-for-performance culture by incorporating divisional and business unit components into the plan, and developing an improved methodology to set performance goals. The MIP plan is designed to fund cash incentives every six months based on achievement of period-over-period growth in operating income at the corporate, division and business unit level (funding units). The performance periods are July 1 to December 31 and January 1 to June 30. The purpose of the MIP is to incentivize executives to meet the period-over-period growth goals as well as meet their individual objectives. An incentive will be paid upon the achievement of both the quantitative and individually designed goals. Quantitative performance measures make up 80% of the payment, and performance against individual goals make up the remaining 20% of the payment. Positive operating income at the corporate level must be met in order for any payout to be earned. In other words, no matter how well an executive performed against individual goals, if the quantitative performance goal is not met then no cash incentive will be paid out. In addition, under the MIP, 50% of any incentive earned by an executive officer in the first performance period (July 1- December 31) is withheld until completion of the full fiscal year. Should annual results meet required thresholds the remaining 50% would be paid to the executive officer after the close of the fiscal year.

The Committee approves the operating income threshold, target and maximum levels at the corporate and division funding unit level at the beginning of each performance period and the incentive pool is funded for the period based on reaching those operating income levels. Operating income is equal to gross profit less selling, general and administrative expense. Depending on Company and individual performance, actual bonuses can vary widely. The process for establishing the operating income levels begins with corporate finance developing the goals, followed by a divisional review that includes a determination of the business unit goals, and concludes with corporate finance reconciling the division and business unit goals with those of corporate.

The Committee also approves the individual performance goals of the executives at the beginning of each performance period. These individual performance goals may be based on a variety of factors, including internal budget goals, investor expectations, peer company results, prior year company performance, upcoming fiscal year business plans and strategic initiatives, and may exclude specified items that are not reflective of the performance of the ongoing business. Each named executive officer's performance against his or her individual goals is assessed at the end of the performance period and the scores can range from 1.0 to 5.0.

The target and maximum award opportunities as a percent of base salary for our NEOs, which is based on published survey data, are as follows:

Name	Target	Maximum
Martin P. Slark	95%	190%
David D. Johnson	80%	160%
Liam G. McCarthy	80%	160%
James E. Fleischhacker	75%	150%
Katsumi Hirokawa	75%	150%

The incentive opportunity for the CEO is a higher percentage of salary than the other named executive officers due to the broader scope of his responsibilities, impact on corporate performance and published market and peer group data. Moreover, when the Company achieves maximum overall funding, executive officers may receive an award greater than the maximum opportunity if their performance evaluation generally exceeds expectations.

Due to the uncertain global economic conditions that existed at the beginning of FY10, the Committee and management decided to defer implementing the MIP until the second half of the fiscal year, and instead the Committee approved a discretionary incentive for the performance period ending December 31, 2009 of 10% of the variance of operating income to the budget and reserved the right to withhold the executives' incentive pending full-year results. In January 2010, it was determined that operating income did exceed the budget by 10% and an incentive was paid to eligible employees. The executive officers, however, elected not to participate in the incentive payout based on the size of the available pool in order to provide meaningful cash incentives to employees. The Committee did review what each named executive officer would have earned had they participated in the payout.

In August 2009, the Committee selected operating income as the performance measure for the performance period ending June 30, 2010. At the same time, the Committee approved individual performance goals for the CEO, and the Committee and the CEO approved performance goals for the other named executive officers. The CEO's individual performance goal areas for FY10 included revenue growth, cost structure improvement, operational performance improvement, driving a pay for performance culture and continued development of Molex's corporate citizenship and responsibility program. The individual performance goal areas for the other named executive officers related to financial, operational and business achievements. In January 2010, the Compensation Committee approved the operating income target and maximum goals for the six-month performance period ending June 30, 2010.

Long-Term Incentives

Equity Awards

The Committee awards a combination of stock options and restricted stock to focus executive officers on long-term value creation through positive business and financial performance. Equity awards help to align the interests of our executive officers with those of our stockholders. Executive officers receive stock options that provide them with the right to buy a fixed number of shares of Class A Common Stock at the closing price of the stock on the grant date. Generally, options vest ratably over four years beginning on the first anniversary of the grant date and expire on the tenth anniversary. Restricted stock awards of Class A Common Stock are granted at no cost to the executive officer. Generally, restricted stock awards vest ratably over four years beginning on the first anniversary of the grant date. The vesting of stock options and restricted stock awards is accelerated upon the death, total disability or qualified retirement of an executive officer. While options only have value to the recipients if the price of the Class A Common Stock appreciates after the options are granted and carry more risk and upside potential, restricted stock provides greater certainty of executive stock ownership.

The Committee determines the aggregate and relative number of stock options and shares of restricted stock granted by an assessment of the overall value of the long-term incentive opportunity and its value relative to peer company comparisons. We believe that equity awards, more than any other element of compensation, provide our executive officers with incentives to improve the performance of Molex over the long term. This performance incentive, combined with the fact that equity awards allow us to retain valuable executive talent and align the interests of our executives with those of stockholders, is why the Committee has historically provided equity awards that are at or above the 75th percentile of our peer group.

Equity Grant Practices

Pursuant to equity grant procedures, as amended by the Committee and the Board in August 2009, the Committee approves proposed long-term incentive grants for named executive officers at their regularly scheduled July or August meeting with an effective date of October 1 (or the next trading day if the markets are closed). All long-term equity grants to non-executive employees are approved by a Stock Option Plan Committee comprised of Frederick A. Krehbiel, John H. Krehbiel, Jr., and Martin P. Slark, and routine annual grants for these employees also occur on October 1 (or the next trading day if markets are closed on October 1). The timing of the amended equity grant procedures is intended to align the grants with our performance management program which is also determined after the end of the fiscal year.

Previously, long-term incentive grants for executive officers occurred on August 15 and on February 1 for non-executive employees. The Committee and the Board approved an exception to those equity grant procedures in FY09 and granted equity to all employees, including executive officers other than the CEO, COO and CFO, in April 2009. This was done for two reasons: (1) our stockholders approved in October 2008 a new omnibus stock plan pursuant to which grants can be made to directors, executive officers and employees, and this plan replaced the separate plans we previously maintained and made it unnecessary for us to use different grant dates for executive officers and employees; and (2) in January 2009, management decided to consolidate five product divisions into three product divisions and these consolidations with the reductions in force that we implemented in response to the downturn in our business required us to defer our February 1 grant. In consultation with the CEO, the Committee deferred consideration of grants to the CEO, COO and CFO until its August 2009 meeting.

FY10 Results

In response to the business downturn caused by the global economic recession, we reduced salaries and benefits globally in February 2009. Our CEO, COO and Co-Chairmen each took a 20% pay reduction and all other executive officers took a 10% pay reduction. We fully reinstated salaries October 1, 2009, but due to the challenging global economic conditions, there were no increases in salary for FY10. See the "Summary Compensation Table."

Under the cash incentive program, the final award includes a measure of both company and individual performance. In FY10, we reported revenue of $3 billion and for the second half of FY10 corporate operating income was $173.6 million, which exceeded the target ($125 million) and maximum ($173 million) operating income goals for that performance period. In August 2010, the Committee and Co-Chairman, Frederick A. Krehbiel, conducted an evaluation of the FY10 performance of the CEO, and the Committee and the CEO conducted an evaluation of the FY10 performance of the other named executive officers and the individual performance scores ranged from 3.2 to 3.8. As a result of exceeding the maximum operating income goal and the individual performance evaluations for the performance period ending June 30, 2010, our named executive officers earned a cash incentive. The CEO was at 195% of target and the other named executive officers ranged from 133% to 168% of target. As noted above, the named executive officers declined a discretionary bonus for the first half of FY10.

At the Committee's August 2009 meeting, the Committee reviewed an analysis of long-term incentives prepared by Towers Watson and approved equity grants to the CEO, COO and CFO. In determining the value of the equity grants for FY10, the Committee considered the data provided by Towers Watson, recommendations of the Co-Chairman of the Board, advice from The Delves Group, and other factors such as salary reductions and no salary increases in FY10, the value of prior equity grants and total compensation opportunity. In addition, the Committee considered the retention of the CEO and the other named executive officers as a significant objective for the Company and in the best interests of shareholders and the further alignment of the named executive officers' interests with those of stockholders through equity ownership. Based on all these factors, the Committee awarded equity grants significantly above the 75th percentile of peer group companies to provide meaningful incentives and satisfy the objectives of our program.

Our CEO's compensation is reviewed in the context of the higher market compensation for CEOs generally. For FY10, the base salary, cash incentive and equity awards for the CEO were higher than those for the other named executive officers because the Committee believes that the CEO position merits a higher level of compensation relative to the other executive officers due to his critical role in the strategy and performance of the business and the need to retain a talented executive to fill this role.

Post-Employment Compensation and Benefits

In order to provide competitive total compensation, we offer qualified profit sharing and 401(k) defined contribution plans. U.S. executive officers participate in these plans on the same terms as other salaried employees. The ability of executive officers to participate fully in these plans is limited under IRS and ERISA requirements. As is commonly the case among our peer group, we offer to executive officers a nonqualified counterpart to the profit sharing plan that is not subject to these limitations. Additionally, we offer a nonqualified deferred compensation plan, supplemental life insurance, supplemental travel/accident insurance and the opportunity to purchase supplemental life insurance coverage.

We do not currently offer special employment agreements, severance agreements, or change-in-control agreements to any executive officer. Our only such arrangement, which applies to all employees with equity compensation awards, is accelerated vesting of equity. As the Committee annually reassesses the effectiveness of the executive compensation program, it also assesses the merits of offering these types of arrangements for executives. The Committee may decide to offer these types of benefits in the future.

We do not offer pension benefits to our executive officers. On a case-by-case basis, the Committee has approved individual retirement packages, in addition to the retirement benefits generally available under other employee benefit plans, to retiring executive officers based on years of service and contributions to Molex.

Defined Contribution Plans

The Molex Incorporated Profit Sharing and Retirement Plan (the "Profit Sharing Plan") is a defined contribution plan under which we make discretionary annual contributions of a fixed percentage of eligible compensation to a participant's account. We make contributions to the Profit Sharing Plan for executive officers on the same terms as applicable to all participating employees. During FY10, we did not make a contribution to the Profit Sharing Plan.

U.S. executive officers may also participate in the Molex Incorporated Employees 401(k) Plan, a defined contribution plan. Under this plan, each executive officer may contribute a maximum of 25% of eligible pay on a pre-tax basis up to the IRS limit. We match the contributions of executive officers on the same terms as are applicable to all participating employees – up to 1% of an employee's contributions.

Mr. Hirokawa participates in the Japanese national retirement plan and the Molex-Japan Directors Retirement Trust, a defined contribution plan under which we make discretionary annual contributions to eligible executive directors of Molex Japan. See "Company Contributions."

Supplemental Executive Retirement Plan

The Molex Supplemental Executive Retirement Plan (the "SERP") is a nonqualified defined contribution plan available to all participants in the Profit Sharing Plan who are affected by the IRS contribution limits. Molex did not make any contributions to the SERP in FY10. Additional information about the Profit Sharing Plan and the SERP can be found under "Nonqualified Deferred Compensation."

Executive Deferred Compensation Plan

The Molex Executive Deferred Compensation Plan permits participants to defer all or a portion of their base salary and bonus during the plan year. Additional information about this plan can be found under "Nonqualified Deferred Compensation."

Executive Perquisites

We provide certain perquisites to our executive officers. We are selective in our use of perquisites, utilizing perquisites that are generally modest in value; these perquisites may include car allowances or leased cars, financial planning and counseling, executive physical medical examinations and other customary executive perquisites. The Committee has adopted a perquisite pre-approval policy under which certain perquisites and maximum amounts for such perquisites have been pre-approved by the Committee. The Committee has delegated authority to the CEO to approve such perquisites for other executive officers. The Committee must separately approve perquisites not included in the policy or amounts that exceed the specified amounts.

Recoupment and Forfeiture Policies

Under the Molex Annual Incentive Plan, the Board may require reimbursement of incentive awards paid to a named executive officer where (i) the payment was predicated in whole or in part upon the achievement of certain financial results that were subsequently the subject of a material restatement; (ii) in the Board's view the named executive officer engaged in fraud or misconduct that caused the need for the restatement; and (iii) a lower incentive award would have been made to the named executive officer based upon the restated financial results. The Board may also seek reimbursement of incentive awards paid to any named executive officer in other circumstances involving fraud or misconduct if such fraud or misconduct caused substantial harm to Molex even in the absence of a restatement of Molex's financial statements.

Under the 2008 Molex Stock Incentive Plan, awards will be forfeited if (i) the participant engages in competitive activities during employment or within one year after termination of employment; (ii) the participant solicits employees to work for another organization during employment or within two years after termination of employment; or (iii) the participant's employment is terminated for cause, as defined for purposes of the equity plans. Participants must also reimburse the Company for amounts paid in settlement of awards earned or accrued within 24 months of a restatement of Molex's financial statements in certain circumstances.

Limitations on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation paid by a public company to its CEO and certain other highly compensated executive officers who are in office at the end of the fiscal year to $1 million per officer in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. It is the Committee's intention to provide annual incentive awards and stock options that are qualified and fully deductible by the Company under

Section 162(m). However, when warranted due to competitive or other factors, the Committee may decide in certain circumstances to provide incentive and other compensation that exceeds the $1 million limitation set forth in Section 162(m). The time-vested restricted stock units granted by the Committee in FY10 and prior years will not be treated as performance-based compensation under Section 162(m).

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee has recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in the 2010 Proxy Statement for filing with the SEC.

Compensation Committee
Joe W. Laymon, Chairman
David L. Landsittel
James S. Metcalf

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the FY10 compensation for each FY10 Named Executive Officer ("NEO"). In accordance with SEC rules, FY08 compensation is not presented for Mr. Hirokawa because he was not a NEO in FY08.

Name	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Martin P. Slark	2010	873,392	5,158,821	2,086,260	900,000	57,929	9,076,402
Vice Chairman and	2009	836,853	1,844,250	930,702	0	99,605	3,713,419
Chief Executive Officer	2008	878,333	1,711,500	1,149,711	0	163,212	3,904,764
David D. Johnson	2010	487,500	1,594,000	1,043,130	415,000	27,485	3,567,115
Executive Vice	2009	475,913	614,750	465,351	0	33,372	1,591,395
President, Treasurer and	2008	477,400	570,500	574,855	0	64,143	1,688,906
Chief Financial Officer							
Liam G. McCarthy	2010	565,250	2,391,000	1,251,756	500,000	24,689	4,732,695
President and Chief	2009	541,583	737,700	581,689	0	62,554	1,925,535
Operating Officer	2008	568,332	684,600	718,569	0	93,302	2,066,811
James E. Fleischhacker	2010	487,989	-	-	350,000	123,816	961,805
Executive Vice President and President,	2009	476,795	1,217,300	711,413	0	72,320	2,479,837
Global Commercial Products Division	2008	480,291	456,400	344,913	0	75,048	1,358,660
Katsumi Hirokawa (6)	2010	524,118	-	-	340,000	62,627	926,745
Executive Vice President and President,	2009	472,469	1,340,250	781,215	0	72,836	2,668,779
Global Micro Products Division							

(1) The amounts shown reflect the pay reduction that took effect February 1, 2009. Previous salary levels were reinstated October 1, 2009. There were no salary increases in FY10. Messrs. Slark and McCarthy each took a 20% pay reduction and the other NEOs took a 10% pay reduction. See "Compensation Discussion and Analysis."

(2) The amounts reported in this column for each NEO reflect the aggregate grant date fair value of restricted stock granted in FY10 computed in accordance with FASB ASC Topic 718. These amounts are not paid to or realized by the NEOs. The fair value of the restricted stock awards is calculated using the closing price of our Class A Common Stock on the grant date. Additional information regarding these values is included in Note 19 to our consolidated financial statements included in our Form 10-K filed with the SEC on August 3, 2010. A description of the restricted stock awards appears in the narrative text following the table "Fiscal Year 2010 Grants of Plan-Based Awards." The amounts reported for 2009 and 2008 have been restated to reflect the aggregate grant date fair value for the respective year in accordance with new SEC rules. Only Messrs. Slark, Johnson and McCarthy received equity grants in FY10. See "Compensation Discussion and Analysis."

(3) The amounts reported in this column for each NEO reflect the aggregate grant date fair value of stock options to acquire shares of Class A common stock granted in FY10 computed in accordance with FASB ASC Topic 718. These amounts are not paid to or realized by the NEOs. Stock options settle in Class A Common Stock. Assumptions used in the

calculation of these values are included in Note 19 to our consolidated financial statements included in our Form 10-K filed with the SEC on August 3, 2010. A description of the stock options appears in the narrative text following the table "Fiscal Year 2010 Grants of Plan-Based Awards." The amounts reported for 2009 and 2008 have been restated to reflect the aggregate grant date fair value for the respective year in accordance with new SEC rules.

(4) The amounts reported in this column for FY10 reflect the Molex Annual Incentive Plan payout based on performance for the six-month period ended June 30, 2010 determined by the Compensation Committee in August 2010 and is expected to be paid in October 2010. No incentive awards were made to the NEOs for the six-month period ended December 31, 2009. No incentive payout occurred in FY09 and FY08 since the incentive performance measures were not met. The Molex Annual Incentive Plan is discussed in "Compensation Discussion and Analysis" beginning on page 26 and the estimated possible target and maximum amounts for the incentive awards are reflected in the table "Fiscal Year 2010 Grants of Plan Based Awards."

(5) See "All Other Compensation."

(6) All amounts shown for Mr. Hirokawa were paid in Japanese yen. The method used to convert the compensation values to U.S. dollars was the average of the closing monthly exchange rates during FY10.

All Other Compensation

The following table sets forth amounts for other compensation provided to the NEOs in FY10 included in the "All Other Compensation" column of the "Summary Compensation Table."

Name	Perquisites(1)	Tax Reimbursements(2)	Company Contributions to Defined Contribution Plans(3)	Life Insurance Premiums	Total
Martin P. Slark	$ 51,040	$ 0	$ 2,450	$4,439	$ 57,929
David D. Johnson	22,564	1,043	2,450	1,428	27,485
Liam G. McCarthy	20,811	0	2,450	1,428	24,689
James E. Fleischhacker	119,804	134	2,450	1,428	123,816
Katsumi Hirokawa	38,852	0	17,105	6,670	62,627

(1) See "Perquisites."

(2) Tax reimbursements relate to service anniversary awards and annual medical examinations.

(3) See "Company Contributions."

Perquisites

The following table sets forth amounts for perquisites provided to the NEOs in FY10 included in the "Perquisites" column of the "All Other Compensation" table. The amounts included in the table reflect the actual cost to Molex for providing these perquisites.

Name	Leased Vehicle	Financial Planning	Medical Exam	Overseas Assignment Expenses(1)	Relocation/ Company Paid Housing(2)	Clubs(3)	Total
Martin P. Slark	$16,987	$26,874	$ 979	$ 0	$ 0	$6,200	$ 51,040
David D. Johnson	18,042	979	3,543	0	0	0	22,564
Liam G. McCarthy	14,675	6,136	0	0	0	0	20,811
James E. Fleischhacker	3,342	3,684	2,588	38,026	70,919	1,245	119,804
Katsumi Hirokawa	14,625	0	432	0	22,370	1,425	38,852

(1) Mr. Fleischhacker served on expatriate assignment during FY10.

(2) The amounts shown reflect the expenses for Mr. Fleischhacker incurred in connection with his overseas assignment and Mr. Hirokawa's housing allowance.

(3) The amount shown for Mr. Slark includes memberships used primarily for business purposes, but because corporate members are not permitted, the memberships are held in Mr. Slark's name.

Company Contributions

The following table sets forth amounts included in the "Company Contributions to Defined Contribution Plans" column of the "All Other Compensation" table for FY10 as follows: (i) Molex matching contributions to the Molex Incorporated 401(k) Savings Plan; (ii) Molex contributions to the Profit Sharing Plan; (iii) Molex contributions to the SERP; and (iv) Molex contributions to non-U.S. retirement plans. This table does not include contributions made by each of the NEOs to these plans.

Name	401(k) Plan(1)	Profit Sharing	SERP	Non-US Retirement Plans	Total
Martin P. Slark	$2,450	$0	$0	$ -	$ 2,450
David D. Johnson	2,450	0	0	-	2,450
Liam G. McCarthy	2,450	0	0	-	2,450
James E. Fleischhacker	2,450	0	0	-	2,450
Katsumi Hirokawa (2)	0	0	0	17,105	17,105

(1) Molex matches 25% of the first 4% of contributions for a maximum of 1% of eligible compensation.

(2) The amount shown represents contributions to the Japanese national retirement plan and the Molex-Japan Directors Retirement Trust, a defined contribution plan under which Molex makes discretionary annual contributions to eligible executive directors of Molex Japan. During FY10, Molex made contributions totaling 3.2% of base salary.

Fiscal Year 2010 Grants of Plan-Based Awards

The following table provides information on the estimated possible payouts for awards granted under the Molex Annual Incentive Plan for the second half of FY10, based on certain assumptions about the achievement of performance objectives for Molex and the individual NEOs at various levels. No incentive awards were granted to the NEOs under the MIP for the first half of FY10. Since Molex's maximum operating income goals were exceeded in the second half of FY10, the NEOs received a payout, which is set forth in the "Summary Compensation Table" under "Non-Equity Incentive Plan Compensation." The table also provides information on the grant date fair value of stock awards and stock options to acquire shares of Class A Common Stock granted in FY10 to each of the NEOs. Only Messrs. Slark, Johnson and McCarthy received equity grants in FY10. See "Compensation Discussion and Analysis." There can be no assurance that the amounts in the "Grant Date Fair Value of Stock and Option Award" column will ever be realized.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)(3)
Name	Type of Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)				
Martin P. Slark	Annual Incentive Award		-	436,696	873,392				
	Restricted Stock	08/06/2009				323,640			5,158,821
	Stock Options	08/06/2009					500,000	15.94	2,086,260
David D. Johnson	Annual Incentive Award		-	200,000	400,000				
	Restricted Stock	08/06/2009				100,000			1,594,000
	Stock Options	08/06/2009					250,000	15.94	1,043,130
Liam G. McCarthy	Annual Incentive Award		-	238,000	476,000				
	Restricted Stock	08/06/2009				150,000			2,391,000
	Stock Options	08/06/2009					300,000	15.94	1,251,756
James E. Fleischhacker	Annual Incentive Award		-	187,688	375,377				
	Restricted Stock					-	-	-	-
	Stock Options					-	-	-	-
Katsumi Hirokawa	Annual Incentive Award		-	191,365	382,731				
	Restricted Stock					-	-	-	-
	Stock Options					-	-	-	-

(1) As further described under "Compensation Discussion and Analysis," the target award opportunity for Mr. Slark is equal to 95% of base salary, and the target award opportunities for the other NEOs range from 75% to 80% of base salary. The maximum award opportunity for Mr. Slark is equal to 190% of base salary, and the maximum award opportunities for the other NEOs range from 150% to 160%. We used these percentages to calculate the "target" and "maximum" amounts noted.

(2) The amounts shown for restricted stock represent the number of shares of restricted stock awarded in FY10 and the grant date fair value determined in accordance with FASB ASC Topic 718. The shares of restricted stock vest over a period of four years.

(3) The amounts shown for stock options represent the number of nonqualified stock options granted in FY10, the option exercise price and the grant date fair value determined in accordance with FASB ASC Topic 718. The stock options vest ratably over a period of four years.

Molex Annual Incentive Plan Awards. The Molex Annual Incentive Plan awards are further described under "Compensation Discussion and Analysis." These awards are granted under the Molex Incorporated Annual Incentive Plan (the "AIP"), which was approved by stockholders at the 2008 annual meeting. The purpose of the AIP is to enhance stockholder value and promote the attainment of our significant business objectives by basing a portion of an employee's annual cash compensation on the achievement of specific performance goals. All of our executive officers and other key employees are eligible to participate in the AIP. The AIP is administered by the Compensation Committee with respect to executive officers and by the CEO with respect to other key employees. The CEO determines the other key employees who are eligible to participate in the AIP. The Compensation Committee determines which participants will be treated as "covered employees" for purposes of Section 162(m) of the Internal Revenue Code.

As it relates to awards for executive officers, each year the Compensation Committee (i) establishes one or more performance measures; (ii) sets the semi-annual performance goal with respect to such performance measure for the Company, divisions, business units or an individual; (iii) establishes the weighting to be given to the performance measures and performance goals; and (iv) designates whether an award will be a Section 162(m) Award. As it relates to awards for other key employees, the CEO makes the same determinations as described above, except he will not be designating Section 162(m) Awards.

The Compensation Committee and/or the CEO determine the amount available for payment of annual incentives in any year or any other measurement period. The aggregate maximum amount that may be paid to any one participant during any fiscal year with respect to all awards under the AIP is $10,000,000.

Restricted Stock and Stock Options. The restricted stock and stock option programs are further described under "Compensation Discussion and Analysis." The restricted stock and stock option awards are granted under the 2008 Molex Stock Incentive Plan (the "SIP"), which was approved by stockholders at the 2008 annual meeting. The purpose of the SIP is to optimize our profitability and growth through stock incentives that are consistent with our goals and that link and align the personal interests of directors, officers and employees to those of our stockholders. The SIP also enables us to attract, motivate, and retain directors, officers and employees who make significant contributions to our success and to allow such individuals to share in our success. The plan is intended to meet the requirements of Section 162(m) of the Internal Revenue Code by qualifying certain awards as performance-based compensation. The SIP is administered by the Compensation Committee and the Stock Option Plan Committee. The Compensation Committee is responsible for administering awards to executive officers.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth summary information regarding the outstanding stock options and restricted stock awards at June 30, 2010 held by each of our NEOs. Market values are presented as of the end of FY10 (the $15.45 per share closing price of Molex Class A Common Stock on June 30, 2010) for outstanding stock awards. Market values are not present for stock options. Unless otherwise noted, option awards and stock awards are for the acquisition of shares of Class A Common Stock and vest ratably over four years commencing on the first anniversary of the grant date.

	Option Awards					Stock Awards		
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Martin P. Slark	10/24/2003	175,000	0	25.99	10/24/2013	08/15/2006	15,625	241,406
	10/28/2005	187,500	0	23.86	10/28/2010	08/15/2007	37,500	579,375
	08/15/2006	140,625	46,875	29.79	08/15/2011	08/15/2008	56,250	869,063
	08/15/2007	100,000	100,00	22.82	08/15/2012	08/06/2009	323,640	5,000,238
	08/15/2008	50,000	150,000	24.59	08/15/2013			
	08/06/2009	0	500,000	15.94	08/06/2019			
David D. Johnson	09/12/2005	30,000	0	24.33	09/12/2010	07/27/2006	3,750	57,938
	08/15/2006	56,250	18,750	29.79	08/15/2011	08/15/2006	6,250	96,563
	08/15/2007	50,000	50,000	22.82	08/15/2012	08/15/2007	12,500	193,125
	08/15/2008	25,000	75,000	24.59	08/15/2013	08/15/2008	18,750	289,688
	08/06/2009	0	250,000	15.94	08/06/2019	08/06/2009	100,000	1,545,000
Liam G. McCarthy	10/24/2003	17,990	0	25.99	10/24/2013	08/15/2006	7,500	115,875
	07/01/2005	150,000(1)	0	23.54	07/01/2010	08/15/2007	15,000	231,750
	08/15/2006	93,750	31,250	29.79	08/15/2011	08/15/2008	22,500	347,625
	08/15/2007	62,500	62,500	22.82	08/15/2012	08/06/2009	150,000	2,317,500
	08/15/2008	31,250	93,750	24.59	08/15/2013			
	08/06/2009	0	300,000	15.94	08/06/2019			
James E. Fleischhacker	07/22/1999	93,750(2)	0	28.32	07/22/2010	08/15/2006	5,000	77,250
	10/24/2003	100,000	0	25.99	10/24/2013	08/15/2007	10,000	154,500
	10/28/2005	56,250	0	23.86	10/28/2010	08/15/2008	15,000	231,750
	08/15/2006	45,000	15,000	29.79	08/15/2011	04/24/2009	37,500	579,375
	08/15/2007	30,000	30,000	22.82	08/15/2012			
	08/15/2008	15,000	45,000	24.59	08/15/2013			
	04/24/2009	31,250	93,750	14.51	04/24/2019			
Katsumi Hirokawa	10/09/2002	0	10,000(3)	9.275	10/09/2011	08/15/2006	6,250	96,563
	10/30/2003	0	20,000(3)	12.595	10/30/2012	08/15/2007	12,500	193,125
	05/02/2005	0	10,000(4)	11.455	05/02/2012	08/15/2008	18,750	289,688
	07/28/2005	56,250	0	26.06	07/28/2010	04/24/2009	37,500	579,375
	08/15/2006	56,250	18,750	29.79	08/15/2011			
	08/15/2007	37,500	37,500	22.82	08/15/2012			
	08/15/2008	18,750	56,250	24.59	08/15/2013			
	04/24/2009	31,250	93,750	14.51	04/24/2019			

(1) These options expired unexercised on July 1, 2010, as indicated above.

(2) These options, which are for the acquisition of Common Stock, expired unexercised on July 22, 2010, as indicated above.

(3) This is a long-term option to acquire shares of Class A Common Stock that vests on the eighth anniversary of the grant date.

(4) This is a long-term option to acquire shares of Class A Common Stock that vests on the sixth anniversary of the grant date.

Fiscal Year 2010 Option Exercises and Stock Vested

This table summarizes the option exercises and vesting of stock awards for each of the NEOs in FY10.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Martin P. Slark	0	0	68,750	1,102,907
David D. Johnson	0	0	25,000	403,889
Liam G. McCarthy	0	0	28,750	449,838
James E. Fleischhacker	0	0	32,187	556,717
Katsumi Hirokawa	5,000	82,353	35,937	616,353

(1) The aggregate dollar value realized upon exercise of stock options reflects the price at which shares of Molex Class A Common Stock underlying the stock options were valued or sold for income tax purposes, net of the exercise price of the stock option.

(2) Includes the following number of shares retained by Molex for the payment of applicable taxes: Mr. Slark, 21,811; Mr. Johnson, 7,365; Mr. McCarthy, 8,468; Mr. Fleischhacker, 9,482; and Mr. Hirokawa, 0.

(3) The aggregate dollar value realized on vesting of the stock awards was calculated by multiplying the closing price of Class A Common Stock on the vesting date by the number of vested shares.

Fiscal Year 2010 Nonqualified Deferred Compensation

Profit Sharing and Retirement Plan. The Profit Sharing Plan is a defined contribution plan under which we make discretionary annual contributions equal to the percentage of each eligible participant's compensation that we determine for the year. The NEOs participate in the Profit Sharing Plan on the same terms as are applicable to other employees. During FY10, we did not make a contribution to the plan. Eligible compensation includes base salary and bonuses subject to a dollar limit set by the IRS. For calendar years 2009 and 2010 the IRS limit was $245,000. In addition, several other IRS limits apply to contributions to the Profit Sharing Plan. Amounts that we could not contribute to the Profit Sharing Plan because of these limits were contributed to the SERP to restore the intended benefit of the Profit Sharing Plan.

Participants may elect to invest the amounts that we contribute in a variety of mutual funds, including managed income, bond, fixed income, large-, mid-, and small-cap equity funds, international equity funds and lifestyle funds. Earnings/(Loss) on such investments were in the range of 0.05% to 41.85% during calendar year 2009 and (12.38)% to 5.56% for the first six months of calendar year 2010. Molex stock is not an investment option, and "above market" crediting rates are not offered. A participant may transfer investments among the various investment alternatives on a daily basis. Amounts that we contribute commence vesting on a participant's second anniversary of employment. At that time, amounts vest in 20% annual increments and become fully vested on the participant's sixth anniversary of employment. In addition, a participant will become fully vested upon attaining age 65 or becoming disabled while in our employ, regardless of his or her years of employment or if they retire at age 59½ with 15 years of service. Vested amounts are distributed to a participant upon separation from service.

2005 Molex Supplemental Executive Retirement Plan. The SERP is a nonqualified defined contribution plan available to participants in the Profit Sharing Plan who are affected by the IRS contribution limits. As noted above, we contribute to the SERP on behalf of each participant an amount equal to the contributions we could not make to the Profit Sharing Plan on such participant's behalf due to IRS contribution limits. Because we did not make a contribution to the Profit Sharing Plan during FY10, we also did not make a contribution to the SERP. Each participant may elect to invest the amounts that we contribute on his or her behalf in a variety of mutual funds, including money market, bond, fixed income, large-, mid-, and small-cap equity funds, international equity funds and lifestyle funds. Earnings/(Loss) on such investments were the same as for the Profit Sharing Plan.

Molex stock is not an investment option, and "above market" crediting rates are not offered. A participant may transfer investments among the various investment alternatives on a daily basis.

Amounts that we contribute under the SERP vest in accordance with the same vesting schedule used by the Profit Sharing Plan. Vested amounts are distributed to a participant (or, in the event of the participant's death, the participant's beneficiary) upon the earlier of separation from service, death or disability. Participants may elect to receive their distributions in either a single lump sum payment or five annual installments. However, if distribution is due to separation from service prior to attaining age 59½ or death, payment will be made in a single sum payment, regardless of the participant's election. To the extent permitted under Section 409A of the Internal Revenue Code, distributions may be accelerated in the event of an unforeseeable emergency. Distributions to a NEO on account of separation from service cannot begin earlier than six months after separation from service.

The table below provides information for each NEO for FY10: (i) the dollar amount of aggregate contributions made by us on behalf of a NEO to the SERP; (ii) the dollar amount of aggregate interest or other earnings accrued on the NEO's account in the SERP; (iii) the aggregate dollar amount of all withdrawals by and distributions to the NEO; and (iv) the dollar amount of total balance of the NEO's SERP account as of June 30, 2010. Participants do not make contributions to the SERP.

Name	Executive Officer Contribution ($)	Molex Contribution ($)	Aggregate Earnings (Loss) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2010 ($)
Martin P. Slark	0	0	135,534	0	755,889
David D. Johnson	0	0	7,912	0	81,791
Liam G. McCarthy	0	0	5,934	0	128,262
James E. Fleischhacker	0	0	39,226	0	312,221
Katsumi Hirokawa	0	0	0	0	0

The "Aggregate Balance" column includes the following amounts which have been reported in the Summary Compensation Table in FY09 and FY08.

Name	Previously Reported in FY09 ($)	Previously Reported in FY08 ($)
Martin P. Slark	19,970	67,452
David D. Johnson	7,709	25,775
Liam G. McCarthy	10,489	35,227
James E. Fleischhacker	7,772	26,076
Katsumi Hirokawa	0	0

Molex Executive Deferred Compensation Plan. The Molex Executive Deferred Compensation Plan permits participants to defer all or a portion of their base salary and incentive during the calendar year (fiscal year, in the case of incentives). Each participant may elect to invest his or her deferrals in a variety of mutual funds, including money market, bond, fixed income, large-, mid-, and small-cap equity funds, international equity funds and lifestyle funds. Molex stock is not an investment option, and "above market" crediting rates are not offered. The investment performance is reported under "Profit Sharing and Retirement Plan." Participants may transfer investments among the various investment alternatives on a daily basis.

Participants make separate elections each year regarding the amount to defer, the deferral period, and the method of distribution at the end of the deferral period. Generally, a participant's deferrals (adjusted for investment gain or loss) will be distributed to the participant (or, in the case of the participant's death, the participant's beneficiary) upon the earlier of the participant's separation from service, death or disability. However, a participant can elect to have his or her deferrals (adjusted for investment gain or loss) for a particular year distributed after a specified period of time, which must be at least two years after the beginning of the year to which they relate. An election for such in-service distribution will be effective only if the participant remains employed until the specified distribution date. Participants who separate from service prior to the specified distribution date must begin receiving payments after separation from service even if the specified deferral period has not expired.

All distributions will be made in a single sum payment, except that a participant may elect to receive amounts distributed on account of his or her separation from service after attaining age 59½ or disability in five annual installments. To the extent permitted under Section 409A of the Internal Revenue Code, distributions may be accelerated in the event of an unforeseeable emergency. Distributions to executive officers cannot begin earlier than six months after separation from service.

Currently, none of the NEOs participate in the deferred compensation plan.

As nonqualified defined contribution plans, benefits under the SERP and the deferred compensation plan are considered to be our obligations, payable from our general assets. To assist us in accumulating the funds necessary to pay these benefits, we have established a grantor trust to which we contribute participant deferrals. Benefits will be paid from this trust, to the extent it has sufficient assets, and from us, to the extent the trust does not have sufficient assets.

Potential Payments Upon Termination or Change-in-Control

We do not currently provide executive officers with pension benefits or employment, severance or change-in-control agreements. On a case-by-case basis, the Compensation Committee has approved individual retirement packages to retiring executive officers based on years of service and contribution to Molex.

Under our equity compensation plans, outstanding and unvested stock options will become fully vested and exercisable, and outstanding and unvested restricted stock will become fully vested and be distributed upon a participant's death, disability, retirement, or involuntary termination. In addition, the awards will vest upon a change-in-control irrespective of a termination of employment. In the event of a change-in-control where the Company ceases to have publicly traded equity securities, after the consummation of the change-in-control, if no replacement awards are issued in lieu of outstanding awards under the equity plans, then the plans and all outstanding awards granted under the plans will terminate, and the Company (or successor) will pay the participants an amount for their outstanding awards determined using the change-in-control price. These provisions apply to all employees who participate in the Company's equity plans. The outstanding equity awards held by the NEOs as of June 30, 2010 are described above under "Outstanding Equity Awards at 2010 Fiscal Year-End."

We have estimated the amount of incremental compensation for each of Messrs. Slark, Johnson, McCarthy, Fleishhacker and Hirokawa due to accelerated vesting of outstanding restricted stock awards upon termination of the officer's employment in the event of the officer's death, disability, retirement or involuntary termination, or upon a change-in-control irrespective of a termination of employment, as follows: Mr. Slark, $6,690,082; Mr. Johnson, $2,182,314; Mr. McCarthy, $3,012,750; Mr. Fleishhacker, $1,042,875; and Mr. Hirokawa, $1,158,751. These amounts assume that the termination of employment or change-in-control was effective as of June 30, 2010 and that the price of Class A Common Stock on which the calculations are made was the closing price of $15.45 on that date. There is no value reflected for acceleration of stock options as of June 30, 2010 for Messrs. Slark, Johnson and McCarthy because the exercise prices of all unvested stock options held by these officers are greater than the closing price of our Class A Common Stock on June 30, 2010. We have estimated the value for the acceleration of stock options as of June 30, 2010 for Messrs. Fleishhacker and Hirokawa at $88,125 and $246,995, respectively. The amounts shown above are estimates of the incremental compensation these officers would receive upon such terminations or a change-in-control. The actual amounts to be received can only be determined at the time of the officer's termination of employment or at the time of a change-in-control.

An "involuntary termination" is defined for purposes of the Company's equity plans to mean the Company's or a subsidiary's termination of a participant's employment pursuant to a planned employee reduction plan if:

- The participant has reached age 55 and was employed at least 20 years with the Company or a subsidiary; or
- The participant was employed at least 25 years with the Company or a subsidiary.

A "change-in-control" is defined for purposes of the Company's equity plans to mean:

- The purchase or other acquisition by any person, entity or group of beneficial ownership of more than 50% of either the outstanding shares of Common Stock or the combined voting power of Molex's then outstanding voting securities entitled to vote generally;
- The approval by Molex's stockholders of a reorganization, merger or consolidation, in each case, with respect to which persons who were Molex stockholders immediately prior to such reorganization, merger or consolidation, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding securities;
- A liquidation or dissolution of Molex; or
- The sale of all or substantially all of Molex's assets (i.e., greater than 40% of the total gross fair market value of all of the assets of Molex immediately prior to such sale or disposition) within a 12-month period ending on the date of the most recent sale or disposition.

In addition, as described in greater detail below under "Transactions with Related Persons," we have agreements with each of Frederick A. Krehbiel and John H. Krehbiel, Jr., pursuant to which we have agreed that if either of them dies while employed, we will pay his wife, if she survives him, $125,000 per year for the remainder of her life.

TRANSACTIONS WITH RELATED PERSONS

The Audit Committee adopted a written policy governing the review and approval of related person transactions. The policy requires that certain transactions with "related persons" be approved and/or ratified by the Audit Committee. The transactions covered by this policy include any transaction in which Molex is a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. In accordance with SEC regulations, the term "related person" refers to stockholders of more than 5%, directors (and nominees for director), executive officers and their family members.

The policy provides standing pre-approval for certain types of transactions that the Audit Committee has determined do not pose a significant risk of a conflict of interest, either because a related person would not have a material interest in a transaction of that type or other characteristics of the transaction eliminate the risk of a conflict of interest. Standing pre-approval applies to the following:

- Any transaction between Molex and another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of 2% of the other company's gross revenues for that year or $200,000;
- Any charitable contribution by Molex to an organization at which a related person's only relationship is as an employee (other than an executive officer) or director, if the aggregate amount involved does not exceed the greater of 2% of the charitable organization's total annual receipts for that year or $200,000;
- Any transaction where the related person's interest arises solely from the ownership of our stock and all stockholders received or will receive the same benefit on a pro rata basis; and
- Any transaction involving a related person where the rates or charges involved are determined by competitive bids.

Also, our employment of an immediate family member of one of our directors or executive officers is not subject to the policy unless the family member's total compensation (salary, bonus, perquisites and value of equity awards) exceeds $120,000 and/or the family member is appointed an officer.

Certain Transactions

We engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations, in the course of ordinary business activities. Some of our directors, executive officers, greater than 5% stockholders and their immediate family members may be directors, officers, partners, employees or stockholders of these entities. We carry out transactions with these firms on customary terms, and, in many instances, our directors and executive officers may not have knowledge of them. Except to the extent set forth below, to our knowledge, since July 1, 2009 no director, executive officer, greater than 5% stockholder or any of their immediate family members has had a material interest in any of our ongoing business transactions or relationships.

Individual Arrangements Involving Future Compensation

On February 1, 1991, each of Frederick A. Krehbiel and John H. Krehbiel, Jr., entered into an agreement pursuant to which we agreed that if either of them dies while employed, we will pay his wife, if she survives him, $125,000 per year for the remainder of her life. Starting with January 1, 1992 the annual amount is automatically adjusted every January 1 to reflect an increase (or decrease) in the Consumer Price Index for the preceding calendar year at the rate of said increase or decrease. Each agreement terminates in the event that employment terminates for any reason other than death. As of June 30, 2010, we had accrued $229,000 for Frederick A. Krehbiel's arrangement and $391,000 for John H. Krehbiel, Jr.'s arrangement. These amounts are included in the table below under "All Other Compensation."

Compensation of Employee Directors

Frederick A. Krehbiel, Fred L. Krehbiel, and John H. Krehbiel, Jr. are members of the Board and are also employees. During FY10, they were paid and/or earned the following amounts:

Name	Salary($)	Bonus($)	All Other Compensation ($)(1)	Total($)
Frederick A. Krehbiel	427,500	0	245,588	673,088
Fred L. Krehbiel	234,000	88,280	14,641	336,921
John H. Krehbiel, Jr.	427,500	0	413,523	841,023

(1) The amounts shown reflect perquisites, executive life insurance premiums, tax gross-ups and the amounts accrued pursuant to the arrangements involving future compensation for Frederick A. Krehbiel and John H. Krehbiel, Jr.

The salaries for Frederick A. Krehbiel and John H. Krehbiel, Jr. reflect the 20% reduction in salary described in "Compensation Discussion and Analysis" that took effect in February 2009; their salaries were fully reinstated October 1, 2009. There were no equity grants to Frederick A. Krehbiel, John H. Krehbiel, Jr. or Fred L. Krehbiel, during FY10. Frederick A. Krehbiel, John H. Krehbiel, Jr. and Fred L. Krehbiel are all eligible to participate in our compensation, benefit and health and welfare plans generally to the same extent as all other Molex employees.

OTHER MATTERS

Stockholder Proposals and Nominations

There are two different procedures by which stockholders may present proper proposals for action at our annual meetings of stockholders. The first procedure is provided by the rules of the SEC and the second by our Bylaws.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, to be eligible for inclusion in the proxy statement for our 2011 annual meeting, your proposal must be received by us no later than May 6, 2011, and must otherwise comply with Rule 14a-8. While the Board will consider stockholder proposals, it reserves the right to omit from our proxy statement stockholder proposals that it is not required to include.

Our Bylaws permit stockholders of record to propose business to be considered at an annual meeting without being included in our proxy statement. Such business must be a proper matter for stockholder action, and the stockholder proposing it must comply with the applicable notice provisions of our Bylaws. Consistent with our Bylaws, the Corporate Governance and Nominating Committee has adopted "Procedures for Stockholders Submitting Nominating Recommendations," a copy of which is included in this Proxy Statement as Appendix V and on our website, www.molex.com/financial/corporate_governance.html, Stockholders who desire to nominate a candidate for election to the Board must follow these procedures. As to any other business that a stockholder proposes to bring before an annual meeting, other than nominations, the Bylaws provide that a stockholder's notice must include a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder making the proposal.

In order to propose a nomination or some other item of business for the 2011 annual meeting under our Bylaws that is not submitted for inclusion in our proxy statement under Rule 14a-8, you must notify us in writing and such notice must be delivered to the Secretary no earlier than July 31, 2011, and no later than August 30, 2011. If, however, the date of the 2011 annual meeting is more than 30 days before or more than 60 days after the first anniversary of the 2010 annual meeting, then notice must be delivered not earlier than 90 days before the 2011 annual meeting and not later than 60 days before the 2011 annual meeting or the tenth day following the day on which public announcement of the date of the 2011 annual meeting is first made. You may write to our Secretary at 2222 Wellington Court, Lisle, Illinois 60532, to deliver the notices discussed above and to request a copy of the Bylaws regarding the requirements for making stockholder proposals.

Compliance and Ethics

We have adopted a Code of Business Conduct and Ethics for directors, officers and employees, and a Code of Ethics for Senior Financial Management. The full text of these codes can be found on our website at www.molex.com/financial/corporate_governance.html. We intend to post any amendments to or waivers from these codes on our website.

Annual Report on Form 10-K

The 2010 Annual Report on Form 10-K (including exhibits), which we refer to as our "Form 10-K," is available by accessing the Company's website at www.molex.com/financial/corporate_governance.html or the SEC's website at www.sec.gov. Stockholders may request a free copy of our Form 10-K by contacting Investor Relations at (630) 527-4447. We will furnish any exhibit to our Form 10-K if specifically requested to do so.

Householding of Proxy Materials

The SEC allows us to send a single proxy statement and annual report to two or more stockholders who share the same address, subject to certain conditions. This practice is known as householding. If your household receives multiple copies of our proxy statements and annual reports and you wish to receive only one copy, please call your bank or broker or contact Investor Relations by telephone at (630) 527-4447 or by mail at 2222 Wellington Court, Lisle, Illinois 60532. Conversely, if your household receives only one copy of our proxy statements and annual reports and you would prefer to receive separate copies for each account, please call your bank or broker or contact Investor Relations by telephone or mail as described above and ask to have your accounts removed from the householding program.

APPENDIX I

MOLEX INCORPORATED
CORPORATE GOVERNANCE PRINCIPLES

The following is a description of the Molex Incorporated ("Molex" or the "Company") corporate governance principles and current practices. The Corporate Governance and Nominating Committee reviews these practices regularly.

Responsibilities of the Board

Role of the Board

The Company's business is conducted by its employees, managers and corporate officers led by the Chief Executive Officer ("CEO"), with oversight from the Board. The Board has the responsibility of overseeing, counseling and directing the corporate officers to ensure that the long-term interests of the Company and its shareholders are being served. The Board and the corporate officers recognize that the long-term interests of the Company and its shareholders are advanced when they take into account the concerns of employees, customers, suppliers and communities.

Board Responsibilities

The basic responsibility of the directors is to exercise their reasonable business judgment on behalf of the Company. In discharging this obligation, directors rely on, among other things, the Company's corporate officers, outside advisors and auditors.

The Board's general oversight responsibilities include, but are not limited to, the following: (1) evaluate the CEO's performance and review the Company's succession plan for the CEO and other elected officers; (2) review the business plans of the Company and monitor performance relative to achievement of those plans; (3) consider strategic issues and risks to the Company; and (4) approve policies of corporate conduct that continue to promote and maintain the integrity of the Company.

CEO Performance Evaluation

In evaluating the performance of the executive officers, the Compensation Committee shall consult with the Co-Chairmen of the Board as it relates to the performance of the CEO and the Compensation Committee shall consult with the CEO as it relates to the performance of all other executive officers. The Compensation Committee uses this performance evaluation in the course of its deliberations when considering the CEO's compensation in accordance with the policies and procedures in that committee's charter.

CEO and Management Succession

The Board views CEO selection and management succession as one of its most important responsibilities. The Corporate Governance and Nominating Committee is responsible for overseeing the succession planning process and periodically reports its recommendations to the Board. The Board also reviews and monitors the plan of succession for elected officers. The Board generally believes that the positions of CEO and Chairman should be held by separate persons and reviews this arrangement when a new CEO or Chairman is being considered. Currently, the positions of CEO and Chairman are held by separate persons.

Ethics and Conflicts of Interest

The Board expects the directors, officers and employees to act ethically at all times and acknowledge their adherence to the policies comprising the Company's Code of Business Conduct and Ethics (the "Code"). Shareholders may access a copy of the Code on the Company's web site at www.molex.com/investors. The Board will promptly disclose any waivers from the Company's Code, which applies to the Board. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the Co-Chairmen of the Board or the Chairperson of the Corporate Governance and Nominating Committee. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests. If the Board exercises its right to grant a waiver from the Company's Code for any officer, such waiver shall also be promptly disclosed.

Board's Interaction With Stakeholders

The Board of Directors has established a process whereby shareholders can send communications to the Board. This process is described in Exhibit D to the Corporate Governance and Nominating Committee Charter and can be accessed on the Company's website at www.molex.com/investors.

Board Composition

Board Size and Composition

The Board shall meet the NASDAQ criteria for independence. Shareholders may access a copy of the Company's Director Independence Standards on the Company's website at www.molex.com/investors. The Corporate Governance and Nominating Committee develops the qualification criteria for Board members. The criteria is set forth in Exhibit A to the Corporate Governance and Nominating Committee Charter and can be accessed on the Company's website at www.molex.com/investors.

Selection of Directors

The shareholders of the Company vote on the nominees, as proposed by the Board, for election as directors at the annual meeting of shareholders. Shareholders may propose director nominees in accordance with the procedures set forth in Exhibit C to the Corporate Governance and Nominating Committee's Charter and can be accessed on the Company's website at www.molex.com/investors and reported in the proxy statement. The Corporate Governance and Nominating Committee has established procedures for identifying and evaluating director candidates which is set forth in Exhibit B to the Corporate Governance and Nominating Committee Charter and can be accessed on the Company's website at www.molex.com/investors. Between the annual meeting of shareholders, the Board has authority under the Bylaws to fill vacant positions and to determine in which class that director should be placed.

Change in Principal Occupation

Directors who change their principal occupation are expected to offer to resign from the Board. The Co-Chairman along with the Chairperson of the Corporate Governance and Nominating Committee review the continued appropriateness of the Board membership.

Outside Board Memberships

The CEO and other elected officers must seek the approval of the Co-Chairmen before accepting outside board memberships with for-profit entities. While the Company acknowledges the value in having directors and officers with significant experience in other businesses and activities, each director is expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as a member of the Company's Board. Directors should notify the Co-Chairman and the Chairperson of the Corporate Governance and Nominating Committee before accepting an invitation to serve on another board to enable the Company to consider whether any potential conflicts are raised by the director accepting such an invitation and the director will have the time required for preparation, participation and attendance at Board meetings. Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the Company's Board and other directors should not serve on more than four other boards of public companies in addition to the Board.

Director Compensation

Directors are compensated using a combination of cash and stock-based incentives to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that directors expend to fulfill their duties, the skill level required of the members of the Board and competitive practices among peer companies. Employee directors do not receive additional compensation for their service on the Board. The components of director compensation are disclosed in the Company's proxy statement, a copy of which may be accessed on the Company's website at www.molex.com/investors. The form and amount of director compensation will be determined by the Corporate Governance and Nominating Committee.

Stock Ownership Guidelines

We have stock ownership guidelines for executive officers to ensure that our officers (including the NEOs) have a meaningful stake in the equity of the Company and to further align the interest of the officers with the long-term interest of our stockholders. The guidelines require the Chief Executive Officer to own Molex stock equal in value to at least three times his annual base salary, and each other executive officer to own Molex stock equal in value to at least two times his or her annual base salary. A new executive officer is given five years to meet these guidelines. We make exceptions to these guidelines for an executive officer expected to retire within three years or for economic hardship. The stock ownership guidelines for non-employee directors require them to own 500 shares (and/or stock units) of stock within three years of commencement of service and 1,000 shares (and/or stock units) of stock within six years of commencement of service. Restricted stock and stock acquired upon exercise of options is subject to a six month holding period, unless the person is retirement eligible.

Board and Committee Meetings

Board Agenda and Meetings

The CEO, the Board committee chairpersons and the Co-Chairmen establish the agendas for Board and committee meetings. Each director is free to suggest items for the agenda, and each director is free to raise at any Board meeting subjects that are not on the agenda for that meeting. Information and data that are important to the Board's understanding of the matters to be covered at a Board meeting will be distributed to the directors before the meeting. Directors should review in advance any materials sent to them in order to take part in a meaningful deliberation at the meeting. Directors are expected to attend all Board meetings, as well as the annual meeting of shareholders.

Executive Sessions

The nonemployee directors have the opportunity to meet in executive session to consider such matters as they deem appropriate, without management being present, as a regularly scheduled agenda item for every Board meeting.

Director Access to Officers and Employees

Directors have full and free access to officers and employees of the Company.

Committees of the Board

The Board has the following five committees: Audit, Compensation, Corporate Governance and Nominating, Technology and Executive. All members of the Audit, Compensation, and Corporate Governance and Nominating Committees shall satisfy the NASDAQ's criteria for independence. The Corporate Governance and Nominating Committee shall recommend the composition of the Board Committees. Members of the Audit Committee regularly meet privately with representatives of Ernst & Young LLP, the Company's independent auditors and with the Company's Chief Financial Officer. Each Board committee has a written charter, approved by the Board, which describes the committee's general authority and responsibilities. Shareholders may access a copy of each committee charter on the Company's website at www.molex.com/investors. The committee chair reports on the items discussed and actions taken at their meetings to the Board following each committee meeting. Committee materials are provided to the committee members in advance of the meeting so as to allow members time to prepare for a discussion of the items at the meeting. Each committee undertakes an annual review of its charter and works with the Board to make appropriate revisions. The Board may, from time to time, establish and maintain additional committees. Members of the Board's committees are expected to attend all meetings.

Independent Advice

The Board and its committees may seek legal, financial or other expert advice from a source independent of management.

Board and Committee Performance Evaluation

With the goal of increasing the effectiveness of the Board and its relationship to management, the Corporate Governance and Nominating Committee has the responsibility to establish processes for evaluating the performance of the Board, the Board Committees and periodically oversee the evaluation of the directors of the Company and make recommendations as appropriate. In addition, the Audit and Compensation Committees perform an annual self-evaluation.

Director Orientation and Continuing Education

New directors participate in the Company's orientation program, which includes presentations by senior management to familiarize new directors with the Company's strategic plans, significant financial, accounting and risk management issues, compliance programs, principal officers, and internal and independent auditors. All directors are also encouraged to attend, at the Company's expense, director continuing education programs offered by various organizations.

APPENDIX II

MOLEX INCORPORATED
CRITERIA FOR MEMBERSHIP ON THE BOARD OF DIRECTORS

Personal characteristics to be sought in candidates for the Board:

1. Well-regarded in the community with long-term, good reputation for highest ethical and moral standards.
2. Good common sense and judgment.
3. An independent, objective, candid, yet constructive approach.
4. The ability to contribute from a diversity of perspectives including geographical, cultural and professional.
5. A strategic perspective, an awareness of the dynamics of change and the need to anticipate and capitalize on opportunities.
6. A history of significant business or professional responsibilities leading to a positive record of accomplishment in present and prior positions.
7. Business and/or professional knowledge and experience applicable to the Company's business.
8. The time, energy, interest, and willingness to assume the full responsibilities of being a member of the Board.

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APPENDIX III

MOLEX INCORPORATED
PROCEDURES FOR IDENTIFYING AND EVALUATING CANDIDATES FOR DIRECTOR

The Company is of the view that the continuing service of qualified incumbents promotes stability and continuity in the boardroom, contributing to the Board's ability to work as a collective body, while giving the Company the benefit of the familiarity and insight into the Company's affairs that its directors have accumulated during their tenure. Accordingly, the process of the Committee for identifying nominees shall reflect the Company's practice of re-nominating incumbent directors who continue to satisfy the Committee's criteria for membership on the Board, whom the Committee believes continue to make important contributions to the Board and who consent to continue their service on the Board.

In view of the foregoing, the Committee will observe the following procedures in identifying and evaluating candidates for election to the Company's Board of Directors

1. In considering candidates for election at annual meetings of shareholders, the Committee will first determine the incumbent directors whose terms expire at the upcoming meeting and who wish to continue their service on the Board.

2. The Committee will evaluate the qualifications and performance of the incumbent directors that desire to continue their service. In particular, as to each such incumbent director, the Committee will-

   - Consider if the director continues to satisfy the minimum qualifications for director candidates adopted by the Committee;

   - Review the assessments of the performance of the director during the preceding term made by the Company's Governance Committee; and

   - Determine whether there exist any special, countervailing considerations against re-nomination of the director.

3. If the Committee determines that-

   - An incumbent director consenting to re-nomination continues to be qualified and has satisfactorily performed his or her duties as director during the preceding term; and

   - There exist no reasons, including considerations relating to the composition and functional needs of the Board as a whole, why in the Committee's view the incumbent should not be re-nominated,

   the Committee will, absent special circumstances, propose the incumbent director for re-election.

4. The Committee will identify and evaluate new candidates for election to the Board where there is no qualified and available incumbent for the purpose of filling vacancies arising by any reason including resignation, retirement, removal, death or disability of an incumbent director or a decision of the directors to expand the size of the Board.

5. The Committee will solicit recommendations for nominees from persons that the Committee believes are likely to be familiar with qualified candidates. These persons may include members of the full Board including members of this Committee, and management of the Company. The Committee may also determine to engage a professional search firm to assist in identifying qualified candidates.

6. As to each recommended candidate that the Committee believes merits consideration, the Committee will-

   - Cause to be assembled information concerning the background and qualifications of the candidate, including information concerning the candidate required to be disclosed in the

Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate;

- Determine if the candidate satisfies the minimum qualifications required of candidates for election as director by the Committee or applicable Nasdaq or SEC Rules;
- Determine if the candidate possesses any of the specific qualities or skills that under the Committee's policies must be possessed by one or more members of the Board;
- Consider the contribution that the candidate can be expected to make to the overall functioning of the Board; and
- Consider the extent to which the membership of the candidate on the Board will promote diversity among the directors.

7. It is appropriate for the Committee, in its discretion, to solicit the views of the Chief Executive Officer, other members of the Company's senior management and other members of the Board regarding the qualifications and suitability of candidates to be nominated as directors.
8. In its discretion, the Committee may designate one or more of its members (or the entire Committee) and members of senior management to interview any proposed candidate.
9. Based on all available information and relevant considerations, the Committee will select a candidate who, in the view of the Committee, is most suited for membership on the Board.
10. In making its selection, the Committee will evaluate candidates proposed by shareholders pursuant to the procedures adopted by the Committee and under criteria similar to the evaluation of other candidates, except that the Committee may consider, as one of the factors in its evaluation of shareholder recommended nominees, the size and duration of the interest of the recommending shareholder or shareholder group in the equity of the Company.
11. The Committee shall maintain appropriate records regarding its process of identifying and evaluating candidates for election to the Board.

APPENDIX V

MOLEX INCORPORATED
PROCEDURES FOR STOCKHOLDERS SUBMITTING NOMINATING RECOMMENDATIONS

The Nominating and Corporate Governance Committee (Committee) will accept for consideration submissions from stockholders of recommendations for the nomination of directors subject to the following terms and conditions:

1. Manner and Address for Submission

All stockholders nominating recommendations must be in writing, addressed to the Secretary at 2222 Wellington Court, Lisle, IL 60532. Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered.

2. Information Concerning the Recommending Stockholders

A nominating recommendation must be accompanied by the following information concerning each recommending stockholder:

- The name and address, including telephone number, of the recommending stockholder;
- The number and class of Molex stock owned by the recommending stockholder and the time period for which such shares have been held;
- If the recommending stockholder is not a stockholder of record, a statement from the record holder of the shares (usually a broker or bank) verifying the holdings of the stockholder and a statement from the recommending stockholder of the length of time that the shares have been held. (Alternatively, the stockholder may furnish a current Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the Securities and Exchange Commission reflecting the holdings of the stockholder, together with a statement of the length of time that the shares have been held); and
- A statement from the stockholder as to whether the stockholder has a good faith intention to continue to hold the reported shares through the date of Molex's next annual meeting of stockholders.

3. Information Concerning the Proposed Nominee

A nominating recommendation must be accompanied by the following information concerning the proposed nominee:

- The information required by Item 401 of SEC Regulation S-K;
- The information required by Item 403 of SEC Regulation S-K; and
- The information required by Item 404 of SEC Regulation S-K.

4. Relationships Between the Proposed Nominee and the Recommending Stockholder

The nominating recommendation must describe all relationships between the proposed nominee and the recommending stockholder and any agreements or understandings between the recommending stockholder and the nominee regarding the nomination.

5. Other Relationships of the Proposed Nominee

The nominating recommendation shall describe all relationships between the proposed nominee and any of Molex's competitors, customers, suppliers or other persons with special interests regarding Molex.

6. Qualifications of the Proposed Nominee

The recommending stockholder must furnish a statement supporting its view that the proposed nominee possesses the minimum qualifications prescribed by the Committee for nominees, and briefly describing the contributions that the nominee would be expected to make to the Board.

7. Ability to Represent All Stockholders

The recommending stockholder must state whether, in the view of the stockholder, the nominee, if elected, would represent all stockholders and not serve for the purpose of advancing or favoring any particular stockholder or other Molex constituency.

8. Timing for Submissions Regarding Nominees for Election at Annual Meetings

A stockholder (or group of stockholders) wishing to submit a nominating recommendation for an annual meeting of stockholders must ensure that it is received by Molex, as provided above, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. In the event that the date of the annual meeting of stockholders for the current year is more than 30 days following the first anniversary date of the annual meeting of stockholders for the prior year, the submission of a recommendation will be considered timely if it is submitted a reasonable time in advance of the mailing of Molex's proxy statement for the annual meeting of stockholders for the current year.

9. Stockholder Groups

If a recommendation is submitted by a group of two or more stockholders, the information regarding recommending stockholders must be submitted with respect to each stockholder in the group.

10. No Obligation to Nominate a Candidate

Acceptance of a recommendation for consideration does not imply that the Committee will interview or nominate the recommended candidate.

APPENDIX IV

MOLEX INCORPORATED
PROCEDURES FOR STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

It is Molex's policy to facilitate communications of stockholders with the Board of Directors and its Committees subject to the following conditions:

1. Molex's acceptance and forwarding of communications to the Board or its members does not imply that the directors owe or assume any fiduciary duty to the person submitting the communication - applicable law prescribes all such duties.

2. Communications to the directors must be in writing and sent to the Secretary at 2222 Wellington Court, Lisle, IL 60532.

3. The following types of communications are not appropriate for delivery to directors:

   - Communications regarding individual grievances or other interests that are personal to the party submitting the communications and could not be construed to be of concern to the stockholders or other constituencies of Molex such as employees, customers, suppliers, etc.;
   - Communications that advocate engaging in illegal activities;
   - Communications that contain offensive, scurrilous or abusive content; and
   - Communications that have no rational relevance to Molex's business or operations.

4. All communications must be accompanied by the following information regarding the person submitting the communication:

   - If the person is a stockholder, a statement of the type and amount of the Molex stock that the person holds;
   - If the person is not a stockholder and is submitting the communication as an interested party, the nature of the person's interest in Molex;
   - The address, telephone number and e-mail address, if any, of the person.

5. Upon receipt by the Secretary, the following will occur:

   - The communication will be logged identifying the person submitting the communication, the nature of its content and the action taken with respect to the communication.
   - A review as to whether the conditions of these procedures have been complied with.
   - An acknowledgement will be sent to the submitter advising whether the communication will be forwarded and if not, why not.

6. If a communication is not presented to the directors because of failure to meet the conditions of these procedures, that communication must nonetheless be made available to any director to whom it was directed and who wishes to review it.

7. Communications deemed appropriate for delivery shall be delivered to the directors on periodic basis, generally in advance of each regularly scheduled meeting of the Board.

8. If so instructed by the Chairman of the Board, communications directed to the Board as a whole, but relating to the competence of one of the Board's committees, shall be delivered to that committee, with a copy to the Chairman.

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